UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Economic and Financial Analysis Report 1Q 263 Table of Contents 5 6 7 8 9 10 12 13 15 17 18 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 41 42 43 44 45 47 Managerial Analysis of Results Press Release | Highlights 1Q26 Recurring Net Income Statement Net Interest Income Funding Sources Loan Portfolio Expenses with Expanded Loan Loss Provisions Loan Portfolio Indicators Fee and Commission Income Operating Expenses Bradesco Seguros Basel Guidance, Indicators & Economic Perspectives Additional Information Corporate Strategy | Customer-Centric NPS Our People Sustainability Digital In Figures | BIA Bradesco Principal Bradesco Expresso International Operations | My Account Bradesco Bank Ágora Investimentos Digio Service Points, Clients and Market Share Return To Shareholders Additional Information Selected Information Loan Porfotlio Consolidated Balance Sheet – Bradesco Consolidated Balance Sheet – Insurance Statement Of Income – Managerial vs. Recurring | Brgaap vs. IFRS Comparative Independent Auditors Report Consolidated Financial Statements 51 4 Some numbers included in this Report have been subjected to rounding adjustments. As a result, some amounts indicated as total amounts in some charts may not be the arithmetic sum of the preceding numbers. Percentage variations not presented in the framework of this report, are related, in their majority, to the low value balances compared with the other periods presented. Managerial Analysis of Results Bradesco | Economic and Financial Analysis Report 6 Highlights 1Q26 Press Release • Recurring net income increases 16.1% y/y, growing for nine consecutive quarters • Revenues surge 14.0% y/y and represent the main driver of improved profitability • Higher proportion of secured lending in the total loan portfolio • Delinquencies within estimates, solid coverage, and further reduction in restructured loans • Consistent insurance income, claims ratio under control, and growth in premiums (excluding VGBL) alongside a strong financial performance • Bradsaúde is introduced, consolidating the Organization's healthcare assets • Accelerated GenAI-intensive transformation increasing productivity, engaging clients, and enhancing security Consolidated Recurring Net Income R$6.8 bi △ 4.5% q/q △ 16.1% y/y Total Revenue R$36.9 bi △ 2.2% q/q △ 14.0% y/y Bradesco delivers the ninth consecutive quarter of increased net income, expanded ROAE and consistent implementation of the transformation plan. We are actively engaged in efforts to ensure the sustainability of our business and its results. We made progress securely despite challenging macroeconomic conditions. We preserved good asset quality and continued to invest in our transformation, strengthening our customer-centric strategy The year kicked off with a strong start for Bradesco, with solid revenue performance. We maintained solid commercial momentum, with notable increases in insurance, net interest income and fee and commission income versus the same quarter of 2025. Our risk appetite remains moderate, with a bias toward a more conservative stance, as we monitor market delinquency indicators and see some deterioration, particularly in agribusiness and a few other lines. Overall, we have continued to deliver high-quality credit vintages, but we have observed some deterioration in the legacy rural credit portfolio for both individuals and corporates. The share of secured lending in our total loan portfolio has increased once again. Some highlights include the growth in payroll-deductible loans, auto financing and secured working capital lending. Our delinquency indicators remain under control. The minor increase in over 90-day delinquencies was due to the MSME segment, reflecting the dynamics between payment delays and the enforcement of guarantees in working capital operations. The distressed assets within the restructured portfolio continued to decline, contributing to a further decline in the proportion of Stage 3 exposures within the portfolio. The cost of credit rose during the quarter, with a strengthening of the balance sheet for specific cases in the Large Corporate segment and coverage of Stage 3 transactions exceeding 100%. Net interest income grew significantly over the quarter. Our market NII delivered a positive performance despite a challenging macroeconomic scenario, reflecting sound risk management. Our client NII rose compared to the previous quarter, despite the calendar effect (fewer days), reflecting an increase in credit volume and spread. Among fee and commission income, the main positive highlights were consortia, custody and brokerage, capital markets and asset management. Operating income from insurance saw expressive growth in the quarter. The industrial part continues to generate two-thirds of the result, driven by commercial traction and the performance of loss ratios. Financial income also improved during the period. Operating expenses remain in check, even when considering investments in the transformation. Excluding profit‑sharing effects, personnel expenses held steady, reflecting improved operational performance. Administrative expenses declined across footprint-related categories (e.g., transportation and facilities) while rising in technology expenditures and investments. Our cost-to-income ratio improved, in line with an ongoing positive trend. We stand firm in our commitment to improving the Organization’s efficiency. Our capital ratios remain above regulatory and managerial thresholds. Over the quarter, they declined due to the regulatory changes that took place. Taking into account the benefits stemming from the creation of Bradsaúde, indicators came in above December levels. We allocated R$4 billion in interest on shareholders’ equity in 1Q26. Our transformation plan is being implemented at an accelerated pace. Through our service model, we enriched the SME App with new features, and ensured a smoother, more efficient customer experience. For Individuals, we have raised funding in Prime and Principal and upgraded more clients. We have 28 million fully digital clients, we are more efficient in digital sales and we continue to adjust the footprint. Focusing on personnel, our cultural evolution program continues to be implemented. Our direction remains centered on maintaining investments in the transformation efforts. We continue to prioritize financing sustainable enterprises and assisting our clients in moving toward a greener and more inclusive economy, carefully tracking related risks and opportunities. We have met 89% of our corporate target to allocate R$450 billion to sectors and activities with socio-environmental benefits by December 2026, taking into account the cumulative volume recorded since 2021. The following information provides detailed insights on our performance in 1Q26, including the results, balance sheet and key performance indicators. Total Net Interest Income △ 4.2% q/q △ 16.4% y/y Fee and Commission Income 6.4% q/q △ 6.2% y/y Insurance, Pension Plans and Capitalization Bonds △ 13.0% q/q △ 20.4% y/y Personnel + Administrative Expenses R$12.6 bi 8.8% q/q △ 5.4% y/y Cost to Income Ratio 46.9% 3.3% q/q 2.8 y/y Expanded Loan Portfolio R$1,090 bi △ 0.1% q/q △ 8.4% y/y Individuals △ 1.6% q/q △ 9.5% y/y Companies 1.1% q/q △ 7.6% y/y Over 90 days ratio 4.2% △ 0.1 p.p. q/q △ 0.1 p.p. y/y Insurance Group Recurring Net Income R$2.8 bi 1.5% q/q △ 13.0% y/y ROAE 21.6% ROAE 15.8% 7 Recurring Net Income Statement (1) It covers the following effects: (i) payment of the IR/CS (Income Tax/Social Contribution) debt of the years 2014 and 2015 with the benefits brought by Law No. 14,689/2023, (ii) effects of joining the Comprehensive Transaction Program (PTI) and (iii) other tax provisions; (2) Mainly by restructuring in the branch network; and (3) It essentially includes the impairment of non-financial assets. Recurring Net Income Movement in the Quarter | R$ Million (1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Shares. ROAE Quarterly and Year-to-Date Cost to Income Ratio / Risk – Adjusted ER R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 \\ Net Interest Income 20,051 19,245 17,233 4.2 16.4 Client NII 19,498 19,119 16,771 2.0 16.3 Market NII 553 126 462 - 19.7 \\ Expenses with Expanded Loan Loss Provisions (9,667) (8,828) (7,642) 9.5 26.5 \\ NII Net of Provisions 10,384 10,417 9,591 (0.3) 8.3 \\ Client NII Net of Provisions 9,831 10,291 9,129 (4.5) 7.7 Income from Insurance, Pension Plans and Capitalization Bonds 6,384 5,649 5,303 13.0 20.4 Fee and Commission Income 10,373 11,084 9,769 (6.4) 6.2 Operating Expenses (16,178) (16,958) (15,006) (4.6) 7.8 Personnel Expenses (7,019) (7,308) (6,705) (4.0) 4.7 Other Administrative Expenses (5,592) (6,517) (5,265) (14.2) 6.2 Other Income / (Operating Expenses) (3,567) (3,133) (3,036) 13.9 17.5 Tax Expenses (2,369) (2,273) (2,165) 4.2 9.4 Results derived from investments in controlled companies 73 119 50 (38.7) 46.0 \\ Operating Income 8,667 8,038 7,542 7.8 14.9 Non-Operating Income 5 12 65 (58.3) (92.3) Income Tax / Social Contribution (1,760) (1,422) (1,622) 23.8 8.5 Non-controlling interests in subsidiaries (101) (112) (121) (9.8) (16.5) \\ Recurring Net Income 6,811 6,516 5,864 4.5 16.1 Non-Recurring Events (1,781) (40) (62) - - PTI Adherence / Tax Provisions (1) (1,781) 627 (62) - - Provision for Restructuring (2) - (661) - - - Others (3) - (6) - - - Book Net Income 5,030 6,476 5,802 (22.3) (13.3) Variation % 6,516 379 6,811 427 (336) (503) 735 (711) 780 (476) Net Income 4Q25 Client NII Market NII Mass-Market Wholesale Income from Insurance Fee and Commission Income Operating Expenses (Personnel + Administrative + Others) Others Net Income 1Q26 Net Interest Income Expanded LLP ▲ 806 ▲ (839) 15.8 15.2 14.6 14.7 14.4 15.8 14.8 14.6 14.6 14.4 1Q25 2Q 3Q 4Q 1Q26 Quarterly Year-to-Date % 49.7 49.9 50.1 50.1 46.9 50.7 50.0 49.2 51.8 51.2 1Q25 2Q 3Q 4Q 1Q26 76.1 76.0 75.7 75.7 76.9 % Quarterly 12-month 12-month risk-adjusted (1) 8 Net Interest Income (1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and (2) It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital. Client NII | R$ Million Expanded Loan Portfolio Mix (%) Change in the Client NII | R$ Million (*) It disregards the effect of the difference in days in this quarter vs. the previous quarter. The gross Client NII grew 2.0% in the quarter and 16.3% in 12 months, driven by the increase in the average volume of operations, funding margin and spreads with other operations with clients, these effects were offset by the product mix, aligned to the strategy pf growing in lines with lower spreads and better net interest income and the calendar effect in relation to 4Q25 (considering the same amount of working/calendar days of 4Q25 the margin evolution would be 5% in the period). In the credit margin we obtained growth in Companies and Individuals with emphasis on vehicle financing, working capital and credit card. The average gross rate of Client NII reached 9.1%, an increase of 0.1 p.p. and 0.5 p.p. compared to 4Q25 and 1Q25, respectively. Variations in net Client NII and net average rate of Loan Loss Provision are impacted by higher provisioning of: specific cases from the Wholesale segment; the legacy rural credit portfolio; and emergency programs, which have a specific provisioning dynamic relative to their collection terms. Market NII | R$ Billion The market NII reflects the dynamics of the ALM result and performance of arbitration tables. R$ % R$ % \\ Net Interest Income 20,051 19,245 17,233 806 4.2 2,818 16.4 \\ Client NII (1) 19,498 19,119 16,771 379 2.0 2,727 16.3 Average Balance 899,829 873,597 812,805 411 3.0 1,317 10.7 Gross NIM 9.1% 9.0% 8.6% (32) 1,410 \\ Market NII (2) 553 126 462 427 - 91 19.7 1Q26 vs. 1Q25 R$ Million 1Q25 1Q26 vs. 4Q25 1Q26 4Q25 4.6% 4.7% 4.8% 4.8% 4.5% 8.6% 8.8% 9.0% 9.0% 9.1% 10,051 10,291 9,831 9,129 9,614 18,611 19,119 19,498 17,756 16,771 1Q25 2Q 3Q 4Q 1Q26 Net NIM Annualized Gross NIM Annualized 19,119 10,291 10,400 9,831 19,498 (8,828) 411 571 (35) (839) (569) 9,667 4Q25 Expenses with Expanded LLP 4Q25 Client NII Net of LLP 4Q25 Average Volume Spread Products Mix Expanded LLP Client NII Net of LLP 1Q26 Number of Days Client NII Net of LLP 1Q26 Expenses with Expanded LLP 1Q26 1Q26 * 0.6 0.1 0.1 0.5 0.3 1Q25 2Q 3Q 4Q 1Q26 Total Client NII △ 2.0% q/q 379 4.5% q/q (460) Client NII net of Provision 4.5% q/q △ 7.7% y/y △ 1.1% q/q 109 Mar26 Dec25 Mar25 Mar26 vs. Mar25 \\ Individuals 43.4 42.8 43.1 0.3 p.p. Real Estate Financing 10.4 10.3 10.7 (0.3) p.p. Payroll-deductible Loans 9.8 9.5 9.8 - Credit Card 7.6 7.7 7.4 0.2 p.p. Personal Loans 6.5 6.5 6.8 (0.3) p.p. Vehicle 4.2 4.0 3.7 0.5 p.p. Rural Loans 4.0 3.9 3.7 0.3 p.p. Other 0.8 0.9 0.9 (0.1) p.p. \\ Companies 56.6 57.2 56.9 (0.3) p.p. Large Companies 33.2 33.3 34.8 (1.6) p.p. MSME 23.4 23.9 22.1 1.3 p.p. 9 Funding Sources Total Funds Raised and Managed R$3.7 tri △ 3.3% q/q △ 15.3% y/y Funds Raised △ 1.8% q/q △ 14.6% y/y Funds and Managed Portfolios △ 5.7% q/q △ 16.4% y/y (1) It includes repo operations backed with own securities. Loans vs. Funding In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Central Bank of Brazil, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing. (1) It considers: Demand Deposits, Floating, Saving Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Letters of Credit for Real Estate, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates). R$ Million Mar26 Dec25 Mar25 Mar26 vs. Dec25 Mar26 vs. Mar25 Demand Deposits 37,832 40,698 33,921 (7.0) 11.5 Savings Deposits 119,593 124,461 126,124 (3.9) (5.2) Time Deposits + Debentures (1) 584,762 589,356 489,793 (0.8) 19.4 Borrowings and Onlending 78,324 78,254 76,137 0.1 2.9 Funds from Issuance of Securities 343,361 327,884 278,981 4.7 23.1 Subordinated Debts 58,626 54,715 58,926 7.1 (0.5) \\ Subtotal 1,222,498 1,215,368 1,063,881 0.6 14.9 Obligations for Repurchase Agreements 373,054 355,751 297,329 4.9 25.5 Working Capital (Own / Managed) 133,332 133,740 127,700 (0.3) 4.4 Foreign Exchange Portfolio 401 294 920 36.4 (56.4) Payment of Taxes and Other Contributions 6,050 1,035 6,665 - (9.2) Technical Provisions for Insurance, Pension Plans and Capitalization Bonds 455,163 445,994 414,273 2.1 9.9 \\ Funds raised 2,190,498 2,152,182 1,910,769 1.8 14.6 \\ Investment Funds and Managed Portfolios 1,489,491 1,409,467 1,279,861 5.7 16.4 \\ Total Assets under Management 3,679,989 3,561,649 3,190,631 3.3 15.3 Variation % R$ Million Mar26 Dec25 Mar25 Mar26 vs. Dec25 Mar26 vs. Mar25 \\ Funding vs. Investments Demand Deposits + Sundry Floating 43,882 41,733 40,586 5.1 8.1 Savings Deposits 119,593 124,461 126,124 (3.9) (5.2) Time Deposits + Debentures 584,762 589,356 489,793 (0.8) 19.4 Funds from Financial Bills 323,245 311,408 268,665 3.8 20.3 \\ Customer Funds (1) 1,071,482 1,066,958 925,168 0.4 15.8 (-) Reserve Requirements (125,959) (122,573) (117,031) 2.8 7.6 (-) Available Funds (Brazil) (12,065) (12,726) (14,649) (5.2) (17.6) \\ Customer Funds Net of Reserve Requirements 933,458 931,659 793,488 0.2 17.6 Borrowings and Onlending 78,324 78,254 76,137 0.1 2.9 Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards) 125,425 113,654 124,860 10.4 0.5 \\ Total Funding (A) 1,137,207 1,123,567 994,485 1.2 14.4 \\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B) 966,133 963,346 888,071 0.3 8.8 \\ B / A 85.0% 85.7% 89.3% (0.7) p.p. (4.3) p.p. Variation % 10 Highlights Expanded Loan Portfolio R$1,090 bi △ 8.4% y/y △ 0.1% q/q Individuals R$474.0 bi △ 9.5% y/y △ 1.6% q/q Micro, Small and Medium-Sized Enterprises R$254.6 bi △ 14.4% y/y ▽ 2.3% q/q Large Corporates R$361.3 bi △ 3.3% y/y ▽ 0.2% q/q Vehicle – Individuals △ 25.4% y/y △ 7.3% q/q Payroll-Deductible Loans △ 8.3% y/y △ 3.2 q/q Working Capital △ 16.3% y/y ▽ 1.0% q/q Credit Card △ 10.6% y/y ▽ 0.9% q/q Private △ 42.8% y/y △ 30.8% q/q Public △ 14.2% y/y △ 3.6% q/q Social Security National Institute (INSS) ▽ 2.6% y/y ▽ 0.7% q/q Rural Loans △ 20.8% y/y △ 0.9% q/q High Income △ 18.6% y/y △ 0.2% q/q Mass-Market △ 5.5% y/y ▽ 1.7% q/q Real Estate Financing △ 7.9% y/y △ 0.4% q/q Expanded Loan Portfolio by Client Profile, Product and Currency R$ million Mar26 Dec25 Mar25 Quarter 12 months \\ Individuals 473,989 466,503 432,851 1.6 9.5 Real Estate Financing 113,479 112,657 107,349 0.7 5.7 Payroll-deductible Loans 107,133 103,838 98,946 3.2 8.3 Credit Card 82,784 83,556 74,848 (0.9) 10.6 CDC/Vehicle Leasing 46,227 43,072 36,858 7.3 25.4 Personal Loans 71,079 70,975 68,294 0.1 4.1 Rural Loans 43,626 42,728 37,143 2.1 17.5 Other 9,660 9,677 9,413 (0.2) 2.6 \\ Companies 615,907 622,727 572,272 (1.1) 7.6 Working Capital 173,756 175,456 149,375 (1.0) 16.3 Sureties and Guarantees 122,466 124,530 116,119 (1.7) 5.5 Securities 98,459 95,247 92,982 3.4 5.9 Foreign Trade Finance 50,414 50,971 53,952 (1.1) (6.6) Rural Loans 47,109 47,173 37,994 (0.1) 24.0 Real Estate Financing 34,782 34,972 30,056 (0.5) 15.7 CDC/Leasing 31,698 31,487 29,355 0.7 8.0 BNDES/Finame Onlendings 24,774 22,955 20,323 7.9 21.9 Other 32,451 39,936 42,115 (18.7) (22.9) \\ Expanded Loan Portfolio 1,089,896 1,089,230 1,005,122 0.1 8.4 Domestic Currency 980,682 976,692 897,862 0.4 9.2 Foreign Currency 109,214 112,538 107,261 (3.0) 1.8 Variation % 11 Loan Portfolio Real Estate Financing Profile of the Individuals Portfolio Origination 1Q26 R$931 Thousand Average Property Valuation R$551 Thousand Average Financing 59.2% Loan to Value 51.2% Loan to Value (Stock) Payroll-Deductible Loans Market Share 13.9% Total 14.8% Social Security National Institute (INSS) 6.6% Private 15.2% Public In 12 months 2.8 p.p. Public 1.6 p.p. Private 4.4 p.p. INSS Vehicle Financing Credit Card – Individuals 107.3 111.3 112.0 112.7 113.5 30.1 31.4 32.9 35.0 34.8 142.7 144.9 147.6 148.3 137.4 Mar25 June Sept Dec Mar26 Individuals Companies Portfolio R$ billion 3,632 3,172 3,918 7,588 6,696 4,812 2,774 2,178 815 1,578 6,692 7,984 5,810 8,403 8,274 1Q25 2Q 3Q 4Q 1Q26 Borrower Builder Origination R$ million 7,166 6,063 7,065 18,102 16,008 7,660 14,812 6,974 2,368 3,936 14,725 20,875 14,140 20,470 19,944 1Q25 2Q 3Q 4Q 1Q26 Borrower Builder Units Financed 7.2% 7.2% 7.3% 7.5% 8.1% 24.6% 23.1% 20.0% 19.0% 17.7% 69.7% 72.7% 73.5% 74.2% 68.2% 98.9 99.4 101.9 103.8 107.1 59.2% 58.1% 58.8% 59.4% 60.1% Mar25 June Sept Dec Mar26 Digital Channels Branches Correspondent Payroll-Deductible Loans / Personal Loans + Payroll-Deductible Loans Portfolio in R$ billion and breakdown by channel 43.6% 42.6% 42.0% 40.8% 39.2% 4.7% 4.2% 4.4% 4.9% 6.3% 51.7% 53.2% 53.6% 54.3% 54.5% Mar25 June Sept Dec Mar26 Public Sector Private Sector Social Security National Institute (INSS) Distribution of the Portfolio by Sector 38.3 40.5 43.4 46.6 37.2 31.0 31.9 29.8 30.1 30.5 74.4 78.5 67.0 68.4 71.0 Mar25 June Sept Dec Mar26 Individuals Companies Portfolio R$ billion 38.8% 39.2% 39.8% 41.1% 41.6% 61.2% 60.8% 60.2% 58.9% 58.4% 74.8 76.3 77.6 83.6 82.8 Mar25 June Sept Dec Mar26 High-Income Mass-Market Portfolio in R$ billions and Representativeness by Segment 89.2 1.3 9.5 CDC Leasing Finame Distribution of the Portfolio Mar26 -% 0.4% q/q 7.9% y/y 16.2% q/q 20.4% y/y 29.5% q/q 28.1% y/y 5.5% q/q 17.1% y/y +2.8 p.p. In the High-Income segment in 12 months Average term: 360 Months 0.7 p.p. q/q 0.9 p.p. y/y 3.2% q/q 8.3% y/y 12 Expenses with Expanded Loan Loss Provisions (1) It includes the result with BNDU and others. Expanded Loan Loss Provisions / Expanded Loan Portfolio The credit cost reached 3.5% in 1Q26, reflecting specific cases in the wholesale segment and higher credit cost of retail, whose indicator reached 5.5%, an increase of 0.2 p.p. in the quarter. Part of the increase in credit costs in the retail segment is related to operations with emergency programs, given their provisioning dynamics relative versus receiving timelines, rural credit from older harvests, reduction in Stage 3 operations and the restructured portfolio. Expanded Loan Loss Provision Mass-Market Wholesale Coverage Ratios and Provision R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 Provision Expense with Expected Losses (10,503) (10,059) (8,379) 4.4 25.3 Income from Recovering Written Off Loans Net of Discounts Granted (1) 836 1,231 737 (32.1) 13.4 \\ Expenses with Expanded Loan Loss Provisions (9,667) (8,828) (7,642) 9.5 26.5 Variation % 9.7 8.1 8.6 8.8 7.6 3.5 3.0 3.2 3.3 3.2 1Q25 2Q 3Q 4Q 1Q26 Expanded LLP Expanded LLP / Expanded Loan Portfolio (Annualized) % Expanded LLP R$ billion 8.8 8,1 8.5 7,9 7.4 1Q25 2Q 3Q 4Q 1Q26 R$ billion 5.3% 5.5% 5.3% 5.4% 5.3% 0.8 0.5 0.3 0.2 0.2 1Q25 2Q 3Q 4Q 1Q26 R$ billion 57,787 58,143 57,200 57,977 58,156 5.7 5.7 5.5 5.3 5.3 Mar25 June Sept Dec Mar26 Provision for Expanded Portfolio Provision for Expanded Portfolio / Expanded Loan Portfolio % R$ million 183.1 177.8 168.9 166.0 161.0 Total Provision for Expanded Portfolio / Exposure Overdue more than 90 days Loan Loss Provisions / Portfolio (Annualized) 13 Loan Portfolio Indicators Delinquency Ratios The over 90 days ratio showed a slight increase in the quarter, reaching 4.2%, influenced by working capital with guarantees, which have a specific recovery dynamic, impacting the MSME indicator by 0.2 p.p. The delinquency indicator for Individuals showed stability in the period. Representativeness of the Loan Portfolio by Stage In 12 months, the risk profile of the loan portfolio improved, with the concentration of assets in Stages 1 and 2 growing 0.9 p.p. and reaching 92.9% of the total. Mix of the Secured and Unsecured Loan Portfolio – % The secured loan portfolio reached 60.8, growth of 3.8 p.p. in the last 12 months. This increase reflects the portfolio growth strategy with a focus on risk-adjusted profitability. Changes in Loan Portfolio by Stage Note: NPL coverage – new Stage 3 of 118% in 1Q26, 103% in 4Q25 and 109% in 1Q25. Calculation: Loan Loss Provision expense / Changes of Stage 3 before the write-offs. 4.1 4.1 4.2 4.1 4.1 5.4 5.4 5.4 5.1 5.1 3.7 3.8 4.0 4.3 4.3 0.3 0.4 0.4 0.3 0.2 Mar25 June Sept Dec Mar26 Total Individuals MSMEs Large Corporates Loan Portfolio Overdue more than 90 days -% 87.7% 87.5% 87.8% 88.1% 88.0% 4.3% 4.6% 4.5% 4.6% 4.9% 8.0% 7.9% 7.7% 7.3% 7.1% Mar25 June Sept Dec Mar26 Stage 1 Stage 2 Stage 3 57.0 58.5 59.5 59.3 60.8 43.0 41.5 40.5 40.7 39.2 Mar25 June Sept Dec Mar26 Secured Unsecured % R$ million Loan Portfolio Dec25 Stage 1 Stage 2 Stage 3 Stage 1 Stage 2 Stage 3 Mar26 Stage 1 712,372 - (13,323) (2,623) - 3,151 298 15,796 - 715,671 Stage 2 37,212 (3,151) - (7,511) 13,323 - 978 (812) - 40,040 Stage 3 59,434 (298) (978) - 2,623 7,511 - (882) (10,009) 57,401 \\ Total 809,019 (3,449) (14,302) (10,134) 15,946 10,662 1,276 14,102 (10,009) 813,112 Originated / Settlement Write-off Movement between stages Transfers Arising Over 90 days ratio is controlled 92.9% In stage 1+2 92.0% In stage 1+2 14 Loan Portfolio Indicators Restructured Portfolio We maintained the sequential reduction of the portfolio of restructured credits, with a 20% reduction compared to Mar25, equivalent to a 1.2 p.p. drop in the share on the loan portfolio. We continue with adequate levels of provision, which correspond to approximately twice the balance of credits overdue over 90 days. We highlight the reduction of R$7.6 bi (-28%) of the total operations classified as problematic assets compared to Mar25, combined with the growth of R$1.1 bi (+22%) in cured operations, reinforcing the improvement of portfolio quality and the effectiveness of the credit recovery strategies adopted. 22.6 20.2 19.1 26.7 25.3 34.8 6.4 6.1 5.7 5.0 4.8 4.3 26.6 25.2 30.1 28.3 31.6 39.1 3.1 3.3 4.0 3.7 4.3 6.2 Dec23 Mar25 June Sept Dec Mar26 Cured Operations Problematic Asset (Stage 3) Restructured Portfolio / Loan Portfolio Evolution of the Restructured Portfolio / Loan Portfolio R$ billion % 60.2 55.9 56.1 54.4 52.5 52.0 Dec23 Mar25 June Sept Dec Mar26 Provision (1) / Restructured Portfolio % 5.4% q/q 28.2% y/y 5.3% q/q 20.3% y/y 30.9 31.0 31.7 29.8 27.3 22.9 Dec23 Mar25 June Sept Dec Mar26 Over 90 days / Restructured Portfolio % 15 Fee and Commission Income Card Income Card income reached R$4.4 billion in the quarter, representing 43% of total fee and commission income: - Credit cards recorded transaction volume of over R$95 billion, with 9% growth in the year (1Q26 vs. 1Q25); and - High-income clients account for about 51% of the total revenue, with a growth of 24% compared to 1Q25. Traded Volume | Credit Cards Checking Account Holders Loan Operations The variation in relation to the previous quarter is related to the higher production level of 4Q25 and lower fees with the provided guarantees. In the annual comparison, the increase reflects greater fees of loan operations and provided guarantees. Asset Management Market Share 16.2%(1) Fees from Asset Management reached R$951 million in 1Q26, with a growth of 10% compared to 1Q25, driven mainly by the expansion of the asset under management. The performance reflects the solidity of Bradesco Asset’s strategy. Focusing on investor experience and longterm value generation, Bradesco Asset continues to expand its global performance and strengthen its presence in strategic segments such as international ETFs and high-income. It also holds a prominent position in the main market rankings, including one of the most relevant recognitions in the country: the FGV Award that elected Bradesco Asset as the Best Bank to Invest in Funds. Assets under management in investment funds and managed portfolios (1) (1) Source: Anbima – Global Ranking of Third-Party Asset Management. R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 Card Income 4,444 4,815 4,318 (7.7) 2.9 Checking Account 1,571 1,640 1,687 (4.2) (6.9) Asset Management 951 984 864 (3.4) 10.1 Loans Operations 637 766 597 (16.8) 6.7 Consortia 845 827 707 2.2 19.5 Collections and Payments 411 420 442 (2.1) (7.0) Capital Market / Financial Advisory Services 589 716 361 (17.7) 63.2 Custody and Brokerage Services 409 391 354 4.6 15.5 Other 516 525 439 (1.7) 17.5 \\ Total 10,373 11,084 9,769 (6.4) 6.2 \\ Business Days 61 64 61 (3) - Variation % 102,291 95,199 87,457 91,457 94,849 1Q25 2Q 3Q 4Q 1Q26 R$ million 38.2 38.1 37.9 37.7 37.9 Mar25 June Sept Dec Mar26 In million 1,489 1,409 1,376 1,280 1,308 Mar25 June Sept Dec Mar26 In billion 16 Fee and Commission Income Consortia Market Share (1) Total 17.8% | Auto 21.2% | Real Estate 11.8% | Trucks, Tractors and Agricultural Implements 16.5% Growth of income in more than 19% compared to 1Q25, driven by higher sales especially in the real estate segment. Highlights in 1Q26 • Inauguration of 71 groups, 59 of chattels and 12 of real estate, 42% higher than the same period of 2025; • Revenues of R$12.4 billion in 1Q26, up by R$1.8 billion or 17% vs. 1Q25; and • Real estate consortia with growth in revenue of 38% vs. 1Q25. Number of Outstanding Consortium Quotas Capital Market / Financial Advisory Services Good performance in 1Q26, reflecting the efforts in capturing business opportunities in every segment of the capital market and in mergers and acquisitions operations. We advised on 118 operations, totaling around R$183 billion in volume of transactions. Below are the main highlights by segment in 1Q26: Fixed Income (DCM) Advisory and structuring of 106 transactions with a volume of R$144 billion. Equities (ECM) Advisory, structuring and distribution of six transactions with a volume of R$5 billion. Mergers and Acquisitions (M&A) Advisory for 6 transactions with a volume of R$34 billion. Custody Leader in the global custody market, according to the ANBIMA ranking, we stand out as one of the leading providers of services for the financial and capital markets, with R$2.9 trillion under custody. We were elected, for three consecutive years, by the Global Finance magazine as the best sub-custodian bank for non-resident investors in Latin America. Our wide range of services covers both local and international markets, offering complete and integrated solutions. This positioning is evidenced by the growth of 15.4% in the assets under custody base in comparison to Mar25. In the local market, we provide fiduciary management services, qualified custody and controllership for investment funds. We act as Settlement Bank, Clearing Agent, Depositary and Guarantees Agent (Escrow Account), as well as carry out asset bookkeeping for issuing companies. In the international market, we offer specialized services for ADR and BDR issuers, legal representation for non-resident investors, as well as calculation of NAV (Net Asset Value) and RTA (Register Transfer Agent) services for offshore funds. Our commitment to excellence and innovation enables us to meet the specific needs of each client, providing security, efficiency and transparency in all operations. 2,862 2,695 2,601 2,479 2,522 Mar25 June Sept Dec Mar26 R$ billion Assets under Custody 271 291 319 355 339 144 145 149 152 154 1,157 1,178 1,174 1,167 1,141 1,571 1,614 1,641 1,674 1,634 1Q25 2Q 3Q 4Q 1Q26 Real Estate Trucks, Tractors and Agricultural Implements Auto In thousands (1) It considers the products in which Bradesco operates. Reference date: February26. 17 Operating Expenses Resource allocation reflects a balanced management, which combines the efficiency gains by reviewing the footprint with the preservation of the investments needed to sustain the growth and operational evolution. We maintain strict cost control, while ensuring the continuity of investments in technology, operations and business, which are fundamental for the consistent execution of the strategy of our transformation plan. (1) It contemplates Maintenance and Conservation of Assets and Rentals; and (2) It includes Water, Electricity and Gas, Travels, Materials, Security and Surveillance. Administrative and personnel expenses declined in the quarter, reflecting the seasonality of the end of the year and the discipline in cost control. In the annual comparison, the increase in administrative expenses stems mainly from investments in technological infrastructure and the expansion of the volume of transactions, especially data processing, communication and services of the financial system, in line with the strategy of growth and transformation. Expenses with physical points maintained a declining trajectory, showing, for another quarter, the effectiveness of optimizing the footprint. Personnel expenses grew by 4.7%, influenced by the bank’s higher profitability, which boosted profit sharing, while structural expenses remained stable, even with the impact of the 5.68% readjustment of the collective bargaining agreement of 2025. The other expenses evolved in line with the business growth, especially in the commercialization of cards, whose turnover grew 9% in relation to 1Q25, and in insurance activity expenses, whose operating income increased by 20.4% in 12 months. Service Network R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 \\ Personnel Expenses (7,019) (7,308) (6,705) (4.0) 4.7 Payroll, Social Charges, Benefits and Training (5,625) (5,873) (5,632) (4.2) (0.1) Management and Employee Profit Sharing (1,260) (1,300) (929) (3.1) 35.6 Terminations Costs (134) (135) (144) (0.7) (6.9) \\ Total Administrative Expenses (5,592) (6,517) (5,265) (14.2) 6.2 Outsourced Services (1,179) (1,571) (1,132) (25.0) 4.2 Data Processing and Communication (1,351) (1,395) (1,041) (3.2) 29.8 Depreciation and Amortization (1,195) (1,269) (1,218) (5.8) (1.9) Facilities (1) (455) (535) (513) (15.0) (11.3) Advertising and Marketing (421) (622) (376) (32.3) 12.0 Financial System Services (373) (370) (333) 0.8 12.0 Transportation (138) (154) (175) (10.4) (21.1) Other (2) (480) (601) (477) (20.1) 0.6 \\ Other Operating Expenses Net of Revenue (3,567) (3,133) (3,036) 13.9 17.5 Civil, Labor and Tax Contingencies (1,342) (1,336) (1,131) 0.4 18.7 Expenses with Marketing of Cards (1,043) (1,110) (920) (6.0) 13.4 Claims (280) (193) (209) 45.1 33.7 Other (902) (494) (776) 82.6 16.2 \\ Total Operating Expenses (16,178) (16,958) (15,006) (4.6) 7.8 Variation % 238 q/q 1,414 y/y 2,284 2,168 2,059 2,009 1,938 721 682 707 724 706 2,376 1,978 1,872 1,723 2,776 4,744 4,605 4,367 5,226 5,781 Mar25 June Sept Dec Mar26 Branches Business Units Service Centers Retail + Prime: 1,606 Corporate: 87 Digital Platforms: 95 Companies & Business: 150 We have 14 digital platforms and 48 business units allocated to the Principal. 18 Bradesco Seguros Dynamics of the Insurance Business 1Q26 Income from Insurance Premiums, Pension Contributions and Capitalization Bonds R$28.5 bi ▽ 4.9% y/y (Excluding VGBL △ 5.0%) Net Income R$2.8 bi ▽ 1.5% q/q △ 13.0% y/y ROAE 21.6% ▽ 0.8 p.p. y/y Bradesco Seguros recorded a net income of R$2.8 billion in 1Q26 (+13.0% vs. 1Q25), with an ROAE of 21.6%. Income from insurance premiums, pension contributions and capitalization bonds reached R$28.5 billion (+5.0% vs. 1Q25, excluding VGBL). The income from insurance, pension plans and capitalization operations showed an evolution of 20.4% vs. 1Q25 and 13.0% vs. 4Q25, adding R$6.4 billion, supported by the expansion of 22.1% of the industrial result. The improvement of 1.1 p.p. in the claims ratio and the performance of the financing income, with an increase of 17.5% (vs. 1Q25), reinforce the operational and financial consistency of the business. Technical Provisions totaled R$455.2 billion (+9.9% vs. 1Q25), and the financial assets totaled R$482.8 billion (+11.5% vs. 1Q25). In the quarter, the Insurance Group returned to society, as indemnities and benefits, R$15.4 billion (+11.4% vs. 1Q25). In February 2026, Banco Bradesco and Grupo Bradesco Seguros announced the creation of Bradsaúde, the most complete health ecosystem in Brazil. The new conglomerate originates from the consolidation of leading and reference companies in the respective areas of activity, such as Bradesco Saúde, Odontoprev and Atlântica Hospitais e Participações. In the quarter, the Insurance Group intensified efforts to evolve and modernize the client journey, focusing on customization, convenience and speed. From January to March, sales through digital channels totaled R$1.3 billion (+15.9% vs. 1Q25), with about 1.2 million items sold. The Bradesco Seguros App, which already provides about 150 digital journeys, reached a monthly average of 1.3 million active users (+10% vs. 1Q25), totaling 8.2 million monthly transactions and consultations. Regarding life insurance, Bradesco Vida e Previdência strengthened its portfolio for SMEs, with the launch of the Empresarial Flexível Coletivo Bradesco product. Aimed at companies from three to 500 lives, it provides insured capital of up to R$2 million for all groups, offering an expanded range of coverage and assistance. In 1Q26, there was an evolution of 13.3% (vs. 1Q25) in the turnover of the Individual Life segment, with emphasis on the product Vida Viva (+32.7% vs. 1Q25). Now in private pension, the company launched Proteção a Dois, a pioneering solution in the market that includes two people in a single contract, combining death coverage with the formation of a financial reserve. The product was developed to meet relationships in which there is mutual economic dependence, such as couples and partners, with a simpler, accessible and efficient proposal. The collection in PGBL products registered a growth of 35.3% vs. 1Q25. In the Auto segment, the novelty was Bradesco Seguro Auto One, aimed at high-value vehicles and destined, at first, to the clients of the Principal segment of Banco Bradesco. The proposal is to offer extended coverage and differentiated services to the premium public. In Property & Casualty, highlight for the evolution of 9.2% in the collection of the Housing segment. Bradesco Capitalização launched the products “Meu Primeiro Milhão” (“My First Million”), which allows the client, by subscription, to compete monthly for 40 prizes of R$10 thousand and a special prize of R$1 million, and “Max Prêmios Torcida”, which offers 100% redemption at the end of the term, in addition to monthly draws of up to R$100 thousand, aiming to unite the habit of saving money to the appeal for sporting events. With regard to Bradsaúde (SAUD3), it is worth noting that, within Bradesco Saúde, there was the expansion of accredited network to serve clients of its effective plan in the state of Mato Grosso, with the addition of specialties and services in hospitals and clinics in Cuiabá and Várzea Grande, besides the incorporation of new suppliers and reduction of up to 5% in the values practiced for the product. The company also created two exclusive channels of support for the SPG segment, of small and medium-sized enterprises, in order to improve the experience of client companies in the management of their base of beneficiaries. In the dental sector, the portfolio exceeded the mark of 9.4 million beneficiaries. Regarding Atlântica D’Or, a partnership between Rede D’Or and Atlântica Hospitais e Participações, it was announced the implementation of a new hospital in Sorocaba (SP), with opening scheduled for the first half of 2028. The initiative consolidates the presence of the network in strategic regions of the country. 19 Bradesco Seguros Insurance Net Income Statement (1) The shareholders’ equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$23.6 billion in Mar26 and R$22.0 billion in Dec25. Note: In Mar26, the Adjusted Shareholders’ Equity (ASE) of regulated companies totaled R$16.0 billion and the Minimum Capital Required (MCR) totaled R$13.7 billion. In Dec25, the ASE of regulated companies totaled R$14.8 billion and the MCR totaled R$13.6 billion. Income from Insurance, Pension Plans and Capitalization Bonds | +20.4% vs. 1Q25 Net Income and ROAE The Income from Insurance, Pension Plans and Capitalization operations grew 20.4% compared to 1Q25, supported by the expansion of 22.1% of the industrial result. The improvement of 1.1 p.p. in the claims ratio and the performance of the financing income, with an increase of 17.5%, strengthen the operational and financial consistency of the business. Performance 1Q26 vs. 1Q25 Revenues Claims Ratio Commission Ratio Financial Income Life and Pension Plans Health Capitalization Bonds - - Property & Casualty and Others The income from insurance premiums, pension contributions and capitalization bonds in the digital channels totaled R$1.3 billion in the first three months of the year, an evolution of 15.9% compared to 1Q25. R$ million 1Q26 4Q25 1Q25 1Q26 vs. 4Q25 1Q26 vs. 1Q25 \\ Income Statement Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income 18,652 19,373 17,154 (3.7) 8.7 Retained Claims (12,102) (13,044) (11,072) (7.2) 9.3 Capitalization Bond Draws and Redemptions (1,143) (1,563) (1,520) (26.9) (24.8) Commission Expenses (1,325) (1,397) (1,218) (5.2) 8.8 Financial Results 2,301 2,280 1,959 0.9 17.5 \\ Income from Insurance, Pension Plans and Capitalization Bonds 6,384 5,649 5,303 13.0 20.4 Fee and Commission Income 533 541 479 (1.5) 11.3 Personnel Expenses (699) (689) (609) 1.5 14.8 Other Administrative Expenses (511) (599) (523) (14.7) (2.3) Others (1,111) (720) (526) 54.3 - \\ Operating Income 4,595 4,182 4,124 9.9 11.4 Non-Operating Income / Income Tax / Social Contribution / Non-controlling Interests in Subsidiaries (1,835) (1,379) (1,681) 33.1 9.2 \\ Net Income 2,760 2,803 2,443 (1.5) 13.0 Life and Pension Plans 1,098 1,267 1,039 (13.3) 5.7 Health 1,220 751 914 62.5 33.5 Capitalization Bonds 161 183 195 (12.0) (17.4) Property & Casualty and Others 281 602 295 (53.3) (4.7) \\ Selected Asset Data Total Assets 524,056 511,971 468,861 2.4 11.8 Securities 482,763 471,375 432,932 2.4 11.5 Technical Provisions 455,163 445,994 414,273 2.1 9.9 Shareholders' Equity (1) 49,521 47,340 40,541 4.6 22.2 Variation % 195 185 198 183 161 1,220 914 828 883 751 281 417 602 295 292 1,267 1,098 1,033 989 1,039 2,803 2,760 2,531 2,294 2,443 21.6 24.3 22.4 21.4 22.4 1Q25 2Q 3Q 4Q 1Q26 Life and Pension Plans Property & Casualty and Others Health Capitalization Bonds ROAE - Quarterly R$ million % 20 Bradesco Seguros Income from Insurance Premiums, Pension Contributions and Capitalization Bonds and Insurance Operating Income Revenue and Administrative Efficiency Ratio Retained Claims Income from Insurance, Pension Plans and Capitalization Operations The income from Insurance, Pension Plans and Capitalization operations increased by 20.4% vs. 1Q25, driven by the expansion of the industrial result (+22.1%), resulting from the improvement of the claims ratio, with emphasis on Life and Health (Vida e Saúde), and the performance of the financing income (+17.5%). 12,102 48,382 35,338 22,853 11,072 69.8 71.8 72.5 70.9 71.3 3M25 6M25 9M25 12M25 3M26 Retained Claims Claims R$ million % 4,083 3,344 3,612 3,597 3,369 2,301 1,959 2,038 2,109 2,280 6,384 5,650 5,706 5,649 5,303 1Q25 2Q 3Q 4Q 1Q26 Financial Results Operating Income R$ million 1,744 1,894 1,977 1,800 1,323 12,217 12,398 12,933 13,244 13,251 2,318 2,571 2,609 2,577 2,390 13,712 12,331 12,108 12,076 11,560 29,991 29,194 29,627 29,697 28,524 3.8 4.1 4.3 4.3 4.2 1Q25 2Q 3Q 4Q 1Q26 Life/PA/VGBL/PGBL/Traditional Auto/P&C + DPVAT Health Capitalization Bonds Administrative Efficiency Ratio R$ million % 21 Bradesco Seguros Technical Provisions and Insurance Activity Indicators Technical Provisions Technical provisions totaled R$455.2 billion in March 2026, with an increase of 9.9% in 12 months with emphasis on higher provisions in the “Life and Pension Plans” and “Health” segments and of 2.1% in the quarter. Performance Ratios – Combined Ratio / Claims Ratio / Commission Ratio (1) Excluding additional reserves. 445,994 455,163 425,081 435,244 414,273 394,637 404,685 413,868 375,251 385,151 21,768 22,346 22,855 23,320 23,186 9,852 10,033 10,147 10,267 10,375 7,402 7,551 7,605 7,722 7,734 Mar25 June Sept Dec Mar26 Total Reserves Pension Plans and Life / VGBL Health Capitalization Bonds Auto/P&C R$ million 94.0 89.5 93.0 90.6 95.4 90.1 94.2 97.8 94.0 91.8 56.1 53.3 50.0 51.0 50.5 82.2 84.8 84.4 85.1 82.9 1Q25 2Q 3Q 4Q 1Q26 Combined Ratio Auto/RE Health Life Total % 58.7 58.7 56.8 59.1 58.8 79.1 83.7 86.1 80.5 82.1 26.5 30.9 28.4 29.9 32.4 27.2 27.4 27.9 24.3 21.0 69.8 71.7 72.8 74.3 70.9 1Q25 2Q 3Q 4Q 1Q26 Claims Ratio Auto/Optional Third-Party Liability Health Life/Personal Accidents Property & Casualty Total % 17.6 17.2 17.5 17.5 17.8 4.1 4.0 3.9 4.4 4.1 21.5 18.4 18.2 19.6 20.1 19.2 19.1 19.3 19.2 18.5 7.6 7.5 7.5 7.3 7.7 1Q25 2Q 3Q 4Q 1Q26 Commission Ratio Auto/Optional Third-Party Liability Health Life/Personal Accidents Property & Casualty Total % 22 Bradesco Seguros Additional Information Number of Contracts / Clients - Bradesco Vida e Previdência Number of Policyholders of Bradesco Saúde, Mediservice and Bradesco Saúde Operadora de Planos Number of Auto/P&C Policyholders Number of Clients | Capitalization Bonds 23,022 24,432 24,349 24,480 24,440 3,205 3,242 3,213 3,222 3,193 27,645 26,264 27,645 27,571 27,673 Mar25 June Sept Dec Mar26 Pension Plans and VGBL Participants Insurance Contracts - Life, Personal Accidents, and Loss of Income In thousand 3,667 3,672 3,748 3,823 3,877 101 100 99 103 102 3,849 3,923 3,976 3,770 3,774 Mar25 June Sept Dec Mar26 Individual Health Plans Company Health Plans In thousand 1,590 1,641 1,565 1,676 1,675 1,693 1,712 1,728 1,757 1,747 3,283 3,353 3,293 3,433 3,422 Mar25 June Sept Dec Mar26 P&C Auto/Optional Third-Party Liability In thousand 3,035 3,190 3,208 3,146 3,159 Mar25 June Sept Dec Mar26 In thousand 23 Basel Total Ratio 17.4% Tier I Ratio 14.5% Common Equity Ratio 12.7% The ratios above already reflect, on a pro forma basis, the benefits from the consolidation of the Health business (Bradsaúde). 11.2 12.6 12.5 12.1 12.7 2.0 0.6 (0.4) (0.8) (0.1) (0.4) 2.5 1.8 13.2 14.5 Dec25 Net Income Remuneration to the Shareholders Prudential Adjustments / Others Risk-Weighted Assets Regulatory Impacts Bradsaúde Benefit (Pro Forma) Mar26 Pro forma Common Equity Addition Capital Changes in the Tier I Ratio in the Quarter Regulatory Limits % 8.00 % Common Equity 9.50 % Tier I Basel III Prudential Conglomerate In R$ million Mar26 Dec25 Mar25 \\ Calculation Basis Regulatory Capital 171,771 174,969 160,025 Tier I 137,988 145,844 134,814 Common Equity 117,010 124,320 114,757 Shareholders' Equity 173,549 172,239 164,193 Non-Controlling/Other 1,874 2,249 2,159 Initial Adoption 4,966 (CMN Resolution 5,199/24) 1,495 2,242 2,242 Prudential Adjustments (59,909) (52,410) (53,837) Additional Capital 20,978 21,524 20,057 Tier II 33,783 29,125 25,211 \\ Risk-Weighted Assets (RWA) 1,152,479 1,108,962 1,035,931 Credit Risk 985,898 964,646 900,691 Market Risk 29,462 29,559 22,117 Operational Risk 137,119 114,757 113,123 \\ Total Ratio 14.9% 15.8% 15.4% Tier I Capital 12.0% 13.2% 13.0% Common Equity 10.2% 11.2% 11.1% Additional Capital 1.8% 2.0% 1.9% Tier II Capital 2.9% 2.6% 2.4% 24 Guidance, Indicators & Economic Perspectives Annual Guidance Percentage Changes and Figures for the Full Year 2026 Indicators Economic Perspectives Expanded Loan Portfolio 8.5% to 10.5% NII Net of Provisions (Net Interest Income - Expanded Loan Loss Provisions) R$42 bi to R$48 bi Fee and Commission Income 3% to 5% Operating Expenses (Personnel + Administrative + Other) 6% to 8% Income from Insurance, Pension Plans and Capitalization Bonds 6% to 8% Percentage Variations and Figures for the Year 2026 1Q26 4Q25 1Q25 Interbank Deposit Certificate (CDI) 3.41 3.59 2.99 Ibovespa 16.35 10.18 8.29 USD – Commercial Rate (5.14) 3.46 (7.27) General Market Price Index (IGP-M) 0.20 (0.10) 0.98 Extended Consumer Price Index (IPCA) 1.92 0.60 2.04 Business Days (#) 61 64 61 Calendar Days (#) 90 92 90 \\ Indicators (Closing Rate) USD – Commercial Rate (R$) 5.2194 5.5024 5.7416 CDS 5 years (Points) 140 138 187 Selic - Base Interest Rate (% p.a.) 14.75 15.00 14.25 BM&F Fixed Rate (% p.a.) 13.99 13.81 15.09% 2026 2027 USD - Commercial Rate (year-end) - R$ 5.35 5.40 Extended Consumer Price Index (IPCA) 4.3 3.4 General Market Price Index (IGP-M) 5.2 3.8 Selic (year-end) 12.50 9.50 Gross Domestic Product (PIB) 1.5 2.0 Additional Information 26 Corporate Strategy The bank’s strategic plan focuses on simplifying the operation and management model to provide more autonomy and speed in decision-making, keeping clients at the heart of our decisions. The plan reinforces our ambition to be a full-service bank that is profitable and prepared to compete over both the short and long term. This ambition can be translated into specific aspirations that need to be pursued, as outlined below: • A physical bank with an adequate cost structure and aimed at serving clients • Efficient digital banking with humanized experience and AI • Operational efficiency that ensures competitiveness and returns • Capture of a larger share of wallet in the key segments • Better customer experience • A culture of transformers • Most effective time to market With a robust and accelerated approach, we focused on an agenda of ten key strategic themes, which are divided into business and enabling areas, aligning our actions with our ambitions: Business: Digital Retail; High Income; SMEs; payments and cash management; and credit cycle. Enablers: intra-group synergies and innovation; technology and agile model; organizational structure; management model and culture; and operational efficiency. Customer-Centric With the client at the heart of all decisions, we are guided by solid principles of ethics, integrity and commitment to prioritizing their interests. Over more than 80 years, we have built a relationship of trust and proximity, present in digital, physical and assisted channels, with the purpose of enabling the realization of dreams and promoting a more balanced financial life. In this context, we continuously act to offer increasingly relevant experiences, combining active listening to client needs with the use of data intelligence. This approach guides the development of more complete products and services, aligned with the expectations and different moments of each client’s journey. The Client’s Voice To strengthen our customer-centric strategy, we have an area dedicated to the evolution of the customer experience, structured on three strategic pillars. The first, excellence in banking, which guarantees quality services and relevant and customized solutions across all channels. The second, platforms at scale, promotes the use of standardized and reusable components to leverage ideas and productivity. Now, the AI First pillar drives the development of intelligent, reliable and resolvable solutions, contributing to the strengthening of loyalty. In the quarter, we advanced in several initiatives aimed at the individual, such as making a Pix payment even without balance in the account, by contracting the Crédito Parcelado (Installment Credit), and the launch of the Resumo Pix (Pix Summary), which allows the client to track and manage transactions by the Bradesco App, increasing the transparency and financial control. We have also evolved on the security fronts in the App, with the modernization of the password recovery journey, making the process simpler and more efficient. In this same context, we highlight the +Proteção Bradesco, which creates an additional layer of security in Pix transactions carried out on internet networks not registered in the App, increasing the protection of operations outside environments considered as secure. Within the scale platforms, we have advanced the adoption of the Open API Platform, which processed, on average, 30 billion monthly requests in the first quarter and expanded its capillarity with the integration of more than 1,200 new clients via Bradesco’s Developers Portal. In Open Finance, we have evolved in the integration of the financial journey, allowing the checking of balances of other institutions through BIA on WhatsApp, increasing the convenience and autonomy of clients. Recognitions In line with the customer-centric and continuous innovation strategy, we had initiatives that were recognized by the market, with two cases awarded in the 21st Banking Transformation Award: \\ False Call Center Alert Category: Security and Privacy & Prevention of Risks and Fraud \\ Open Finance – Initiation without Redirection (Individuals) Category: Payment Terms 27 NPS NPS Prime | 1Q26 vs. 1Q25 Bank App Day to Day Banking Credit Card +11 p.p. +8 p.p. +4 p.p. +4 p.p. In Bradesco, evolving begins by listening. Every advance – from small to the most relevant and fundamental – originates from genuine attention to what clients experience, feel and expect from us; it is born from attentive observation to actual needs and the willingness to transform learning into concrete improvements that make sense to the experience of each client. We are advancing consistently to become an increasingly accessible bank, present and connected to the clients’ routine. This path has been guided by a powerful combination of streamlining journeys, cross-channel integration and offering solutions that simplify the day-to-day life of those who use our services. Putting the client at the center is not an abstract concept, but, on the contrary, a constant practice that is always improving. It means incorporating the client’s voice to the decisions, reviewing journeys with a critical eye, and being agile to anticipate real needs. Every adjustment, every improvement and every choice reflect the commitment to evolve along with those who trust our work. In 2024, Bradesco advanced with the restructuring of the Prime Segment – a leap connected to the Change movement – focusing on the mission of strengthening relationships. The results of this work have repercussions on the experience perceived by clients, made tangible in numbers: in 1Q26, the Segment presented an increase of 11 points in the NPS Bank compared to 1Q25. By combining human proximity with simpler and integrated journeys, we continue to build experiences that generate trust and relevance over time. Being Bradesco means to continue advancing with responsibility, clarity and sensitivity, understanding that each interaction is an opportunity that generates value. #SerMaisClient materializes when the client ceases to be only the recipient of the solutions and becomes the protagonist, the starting point of everything we do, of all this context of evolution. Source: Bradesco analysis by means of the NPS Prism® benchmark report. NPS Prism® is a registered trademark of Bain&Company, Inc. 28 (considering employees abroad) Our People Diversity, Equity and Inclusion Commitment to diversity and representativeness 80.3 thousand employees | Mar26 Brazil: 50% are women 30% are black people 36% of leadership positions are occupied by women 22% of leadership positions are occupied by black people 5% are people with disabilities UNIBRAD | Development Solutions and Training Education, Inclusion and Democratization of Knowledge +163 thousand participations in trainings in 1Q26 Main Recognitions \\ Amazing Places to Work – FIA Employee Experience (FEEx) \\ Diversity Index i-Diversa – B3 \\ Ethos – Recognition for Promotion of LGBTI+ Rights \\ Blue Seals – Mercer Marsh \\ Best Workplaces – Infojobs \\ Merco Talento Brasil Ranking - Merco \\ Youth Employability Brazil Award – CIEE \\ Highlight in the Hiring of Interns \\ Research of MEJ Careers 29 Sustainability Sustainability is integrated into our strategic drivers and, through the management of guidelines and engagement in environmental, social and governance (ESG) aspects, we seek to enhance our contributions to the sustainable development of the country. Sustainability Strategy Highlighted Goals and Commitments Considering the main challenges and global trends of the agenda, we chose three themes to promote an agenda of change: // Sustainable Businesses – goal to allocate R$450 billion of sustainable portfolio to sectors and activities with socio-environmental benefits by the end of 2026 // Decarbonization - aligning our loan and investment portfolios for the reduction of funded emissions, reaffirming our commitment to the climate transition and the continuity of this agenda // 100% of our structures are supplied by renewable energy sources // We neutralize 100% of greenhouse gas emissions generated by our operations // We measure carbon emissions of 100% of our Corporate loan portfolio, with the application of the PCAF methodology, global reference for the calculation of financed emissions in the financial system Sustainable Business Driving positive impact businesses that foster social and environmental development Climate Agenda Ensuring that our businesses are prepared for climate challenges, raising awareness and engaging our clients regarding risks and opportunities Financial Citizenship Promoting education and financial inclusion to boost socioeconomic development Governance We have a robust sustainability governance structure integrated with risk management and business. The main decisions and strategic direction are conducted by the Sustainability and Diversity Committee, which reports to the Board of Directors, with bimonthly meetings. The Committee is composed of members of the Board of Directors and of members of the Board of Executive Officers, including the CEO. Transparency We follow international guidelines of transparency and disclosure, such as the Sustainability Accounting Standards Board (SASB) and Stakeholder Capitalism Framework, among others Performance Our progress in the management of ESG aspects is evidenced by the fact that our performance is mostly above the industry average in the evaluations of specialized ratings and our permanence in the main sustainability indexes, such as Dow Jones, ISE, and CDP, among others. For more information, visit the Integrated Report 2025 Quarter Highlight By March 2026, we reached 89% of the expanded target of allocating R$450 billion by the end of 2026 (considering the accumulated volume since 2021) aimed at financing sustainable businesses and supporting clients in their transition to a greener, resilient and inclusive economy. In January 2026, we were one of those contemplated in the third auction of the Eco Invest program, an initiative of the Federal Government aimed at attracting private foreign capital for the financing of the green economy in Brazil. Operations in the program involve investments in corporate shareholding in prioritized production chains, including startups, companies in the expansion phase and corporate spin-off operations. We are committed to structuring R$1.5 billion in investments, with an average leverage of 3.2 times, which represents a potential volume of R$4.7 billion for projects aligned with the sustainable business agenda. 30 BIA Digital in Figures B 99% of transactions are carried out through digital channels 96% are concentrated on mobile and internet 49% of credits released in 1Q26 were made through digital channels Main Highlights Amount (R$) | 1Q26 vs. 1Q25 Mobile Individuals +56% Capitalization Bonds +34% Insurance +19% Pension Plans +63% +65% Accounts Opening (in qty) Issuing of Credit Card (in qty) Mobile Companies +49% +16% Issuing of Credit Card (in qty) Accounts Opening (in qty) Bradesco App Rating | Mar26 Individuals Companies & Business Apple 4.7 of 5 Play 4.7 of 5 Apple 4.7 of 5 Play 4.6 of 5 with GenAI | Better experience, with agility and resolution Smart Pix For Clients 326 thousand Accesses to the Journey 29 MM 28 MM Interactions in BIA with Generative AI Clients with Access 37% 22% 89% Growth in Volume of Resolutions Users Mar26 vs. 4Q25 Growth in Access Volume Mar26 vs. 4Q25 For Employees 98% Conversion Rate Available for 100% of Employees 7 MM of Interactions Reference date: 1Q26. 90% Recurring Users Reference date: since deployment. I Reference date: 1Q26. 31 Bradesco Principal That Bradesco that you already know, with the sophistication that you cannot even imagine Bradesco Principal, launched in October 2024, already serves clients in 62 offices strategically distributed across the country. Throughout 2026 the expansion will continue to more than 100 offices in the main cities of Brazil, reinforcing the positioning of the segment in the highincome market, combining the solidity of Bradesco with a more exclusive, consultative and experience-oriented relationship model. Performance that reinforces the strength of the strategy Bradesco Principal begins 2026 presenting growth on all fronts of wealth management, credit and services, demonstrating the solidity of the strategy, the effectiveness of the value proposition and the strategic role of the segment in the construction of an increasingly sustainable high-income base. Value Proposition built after listening to our clients The pillars that support the segment include: New model of specialized customer service, raising the principality of clients Portfolio of premium cards, with benefits and differentiated experiences Full international offer (full bank), expanding the global presence and convenience Benefits program aligned with the needs and expectations of high-income clients, strengthening loyalty and use This ecosystem reinforces the vision of creating a more consultative, closer and more relevant bank for those seeking sophistication with purpose. Evolution in Brand Positioning With the intention of being present in the places where our target audience is concentrated and reinforcing our value proposition, the strategic partnership with the Iguatemi shopping network was signed in 1Q26, offering exclusive benefits, together with Amex, such as two hours of free valet services, exclusive conditions and experiences at shopping events and at the Iguatemi Theater, in addition to an intense campaign to publicize the partnership and Bradesco Principal. Bradesco | Economic and Financial Analysis Report 32 Bradesco Expreso Bradesco Expresso is one of the main channels of distribution and financial inclusion of the Bank, with national performance and high capillarity. The model operates the largest network of banking correspondents in the country, expanding access to financial products and services and contributing to the efficiency of the face-to-face service of Bradesco. Highlights 39.3 thousand Correspondents 27 million Clients served/month +13% (1Q26 vs. 1Q25) Evolution of the inclusion of Cielo in the base of correspondents 91% of the Accounts opened purchased at least one product +161 thousand Insurance sales in the quarter △118% vs. 1Q25 Commercial Performance Relevant evolution in the quarter, with 193 thousand accounts opened and advancement of the sale of products at the time of opening, which reached 91% of accounts opened with at least one product. The commercialization of insurance maintained a growth trajectory, with 161 thousand policies sold in the quarter, representing a 118% variation in comparison to the same period of the previous year. Operational Evolution In 1Q26, Bradesco Expresso maintained a consistent operational performance, supported in its national scale and in the diversification of the services portfolio. The channel recorded approximately 27.3 million monthly visits, especially those of INSS beneficiaries. 100 101 220 1Q24 1Q25 1Q26 Base 100 33 International Operations We offer a wide range of international services through our Corporate and Global Private Banking platforms, including foreign trade finance, foreign currency working capital, foreign exchange operations and international sureties for companies and individuals. Our service covers both the support of foreign multinational companies working in Brazil and Brazilian companies operating abroad. In addition, our employees act as facilitators between potential foreign clients and Bradesco Brasil. Branches Subsidiaries Nova York Banco Bradesco S.A. Grand Cayman Banco Bradesco S.A. Representation Offices Hong Kong Banco Bradesco S.A. Guatemala Representaciones Administrativas Internacionales New York Bradesco Securities, Inc. Miami Bradesco Bank Bradesco Investments Inc. Bradesco Global Advisors Inc. Mexico Bradescard México Sociedad de Responsabilidad Limitada Luxembourg Banco Bradesco Europa S.A. London Bradesco Securities UK Limited Hong Kong Bradesco Securities Hong Kong Limited Bradesco Trade Services Limited My Account 100% digital journey Opening of 337 thousand accounts by Mar26 With debit card accepted in 195 countries and with automatic conversion to 180 currencies My Account is an international digital account, for clients that can be opened directly on the Bradesco App. It offers a physical and virtual card for purchases on websites and Apps, integrated with the Google Pay digital wallet, as well as the possibility of issuing up to five additional cards. Customized notice advising on an optimal exchange rate quotation and panel to simulate the balance in other currencies Transfers between: - The Bradesco account and My Account account - My Account accounts Transfers from other institutions 34 Bradesco Bank Bradesco’s international platform in the USA, with a complete solution of products, banking services and investments for clients in the Private and Principal segments, in addition to solutions for clients in the Corporate segment Net Operating Revenue △ 24% 1Q26 vs. 1Q25 Assets under Custody and Management △ 37% Mar26 vs. Mar25 Net Income △ 33% 1Q26 vs. 1Q25 Loan Portfolio △ 12% Mar26 vs. Mar25 Individuals’ Solutions Banking Full checking account for making payments, transfers, online banking and an international debit card for purchases and withdrawals Investments Private Client Investment solutions adapted to the risk profile of each client: - Fixed income - ETFs - Investment Funds and - Structured Operations Principal Client Digital platform for investments in managed portfolios for the most diverse investor profiles Credit Card Visa card accepted in 195 countries with exclusive benefits, including the Livelo loyalty program and compatibility with digital wallets Real Estate Financing Support for the acquisition of property for residents and non-residents in the USA, with a team with a broad understanding of the market and process Companies Solutions Cash Management checking account, money market and remunerated deposits Payments correspondent bank and international transfers Documentary Services collection of exports and commercial letter of credit Corporate Credit financing of import, export and working capital 35 Ágora Investimentos Ágora, Bradesco’s investment house, is an open platform that offers a complete portfolio of solutions for investors, whether they are account holders or non-account holders. With specialized advice and wide product range — including equity, fixed income, investment funds and pension plans — Ágora connects investors to the best alternatives in the market, aligned with different financial profiles and objectives. Ágora in Figures | Mar26 Client Base Assets under Custody +14% in 12 months +30% in 12 months 1.4 Million R$142 Billion Ágora App Rating Reclame Aqui Review 4.8 of 5 4.7 of 5 8.6 of 10 Specialized Assistance Product Portfolio Research & Economics Content Digital Experience With the purpose of supporting the client in making the best investment decisions and forming a portfolio, according to their objectives and their investor profile Broad portfolio with a careful curation process, which includes Bradesco products and over 110 relevant market partners Reports and analyses developed by our awardwinning Research and Economics team and Financial Education platform (Ágora Academy) Complete and intuitive digital journey, with all the solutions offered by the house available on the website and in the App Be well informed about everything that happens in the market by accessing our profiles on social media. Apple Play 36 Digio HIGHLIGHTS 1Q26 In 2026, we maintained the focus on expanding the portfolio of collateralized loan products, as well as on the greater profitability of the other products. In the first quarter of 2026, we observed an acceleration in the volumes, driven by the expansion of agreements in payroll-deductible loan target audience and by the maturing of the Worker's Loan offer through CTPS Digital. 5.8 9.4 10.0 Mar24 Mar25 Mar26 Unique Clients In million 10.6 21.0 22.0 Mar24 Mar25 Mar26 Total Portfolio In R$ billion 417 1,117 1,146 1Q24 1Q25 1Q26 Total Revenues In R$ million △ 6% vs. Mar25 △ 5% vs. Mar25 △ 3% vs. 1Q25 37 Service Points, Clients and Market Share (1) It considers the grouping of branches / business units and in Bacen it considers the counting per active CNPJ (Corporate Taxpayer’s ID); (2) It considers the number of clients per CPF (Individual Taxpayer’s ID) or CNPJ (Corporate Taxpayer’s ID); (3) It includes clients with a relationship through consortiums, payroll-deducted loans, Digio, the Brokerage, among others; (4) It considers only operations carried out in the country; (5) Reference date: Feb26 and N/A – Not available. Mar26 Dec25 Mar25 \\ Structural Information - Units Customer Service Points 86,659 85,476 82,633 - Service Network 4,367 4,605 5,781 Branches (1) 1,938 2,009 2,284 Retail + Prime 1,606 1,684 1,974 Companies & Business 150 150 150 Corporate 87 83 83 Digital Platform 95 92 77 Principal 14 14 4 Service Centers 1,293 1,441 2,325 Electronic Service Centers 430 431 451 Business Units (1) 706 724 721 Retail + Prime 658 676 718 Principal 48 48 3 - Banco24Horas Network 21,313 20,574 18,108 - Bradesco Expresso (Correspondent Banks) 39,250 39,335 38,707 - Bradesco Financiamentos 21,716 20,949 20,024 - Branches, Subsidiaries and Representation Office, Abroad 13 13 13 ATMs 39,462 39,245 39,073 - Onsite Network - Bradesco 12,150 12,540 14,788 - Banco24Horas Network 27,312 26,705 24,285 Employees - Total Consolidated 80,348 82,095 83,365 Employees - Insurance Group 8,148 8,148 8,088 Interns 2,326 2,262 2,354 \\ Customers - In million Total Customers (2) 74.3 74.3 73.5 - Account Holders 37.9 37.7 38.2 - Non-Account Holders (3) 36.4 36.6 35.3 \\ Market Share % - BACEN | main products and services in relation to the market \ Bank Demand Deposits N/A 7.2 6.3 Savings Deposits N/A 11.9 12.3 Time Deposits N/A 12.6 11.7 Loans 10.3 10.4 10.4 Loans - Private Institutions 17.7 17.7 17.9 Vehicles Individuals (CDC + Leasing) 11.2 10.8 10.4 Payroll-Deductible Loans 13.9 14.1 14.2 Social Security Institute (INSS) 14.8 15.2 15.2 Private Sector 6.6 6.6 11.1 Public Sector 15.2 14.8 13.8 Real Estate Financing 9.5 9.6 9.7 (4) \ Consortia Real Estate 11.8 (5) 12.6 12.8 Auto 21.2 (5) 21.7 24.1 Trucks, Tractors and Agricultural Implements 16.5 (5) 16.5 17.1 \ International Division Export Market 13.2 13.7 18.7 Import Market 9.0 8.8 8.8 \ Insurance Insurance Premiums, Pension Plan Contributions and Capitalization Bond Income N/A 22.8 23.1 Technical provisions for insurance, pension plans and capitalization bonds N/A 21.3 21.6 Pension Plan Investment Portfolios 21.6 (5) 21.7 22.1 \ Funds Investment Funds and Managed Portfolios 16.2 16.3 16.3 \ National Social Security Institute (INSS) Benefit Payment to Retirees and Pensioners 25.4 25.7 27.0 \ Leasing Lending Operations 39.0 (5) 38.5 34.4 38 Return to Shareholders Main Ratios Price / Earnings Ratio (1) It indicates the possible number of years (fiscal) in which the investor would recover the capital invested, based on the closing prices of common and preferred shares. (1) Recurring net income in 12 months. Payout / Dividends and Interest on Shareholders’ Equity Market Capitalization / Book Value It indicates how many times by which Bradesco’s market capitalization exceeds its shareholders’ equity. Trading Daily Average Volume (1) BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012); and (2) BBDC3 “Common Shares” and BBDC4 “Preferred Shares”. Performance of Preferred Shares – BBDC4 +65% Performance BBDC4 in 12 months +21% Performance Bradesco vs. Ibovespa Recommendation of Market Analysts Preferred Shares – BBDC4 (14 reports were analyzed in 1Q26) 9 4 1 Buy Hold Sell Market Capitalization | Mar26 R$189.6 bi Performance of the Bradesco Shares (1) (1) Adjusted for corporate events during the periods. 7.3 7.4 7.2 7.4 6.0 Mar25 June Sept Dec Mar26 10,172 11,311 11,283 14,499 3,954 52% 79% 62% 62% 83% 12M22 12M23 12M24 12M25 1Q26 Dividends/Interest on Shareholders' Equity - Gross Gross Payout - Accumulated in the Year R$ million 1.0 1.0 1.0 1.1 0.8 Mar25 June Sept Dec Mar26 688 355 324 644 846 948 750 629 619 864 1,636 1,105 953 1,262 1,710 2022 2023 2024 2025 1Q26 NYSE B3 R$ million Base 100 369 Historical 432 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 Mar26 In R$ Book Value per Common and Preferred Share 16.42 16.29 15.53 0.8 5.7 Last Trading Day Price – Common Shares 16.42 15.29 10.18 7.4 61.4 Last Trading Day Price – Preferred Shares 18.86 17.84 11.42 5.7 65.1 Variation % Mar26 Dec25 Mar25 Mar26 x Dec25 Mar26 x Mar25 BBDC4 Ibovespa Base 100 165 144 In 12 Months Mar25 June Sept Dec Mar26 (1) (2) 39 Additional Information IR - Investors Relations Area Generating value means delivering financial income to our stakeholders based on resilience, robustness, and speed to fit our clients’ needs, underpinned by robust, transparent and fair governance. Our relationship with investors is built in a clear and objective manner, and through constant dialog with the market. Through the IR structure, we constantly report on the financial-economic performance of the Organization, as well as its governance structure, policies and practices. In order to increase stakeholders’ knowledge of the Bank, on the IR website it is also possible to find: • Company presentations; • Events calendar; • Regulatory forms; • Institutional videos with messages from the Organization’s executives; and • Our strategic positioning and our operational management, among other information. Ratings Long-term Outlook Short-term Long-term Outlook Short-term Domestic Currency Counterparty Baa3 Stable P-3 Domestic Currency BB Stable B Foreign Currency Counterparty Baa3 Stable P-3 Foreign Currency BB Stable B Deposits - Domestic Currency Ba1 Stable - National Scale brAAA Stable brA-1+ Foreign Currency Deposit Ba1 Stable - National Scale AAA.br Stable ML A-1.br Bradesco Bank Moody's Long-term Outlook Short-term Deposits - Domestic Currency A3/Prime-2 Stable A3/Prime-2 Moody's S&P Global In the first quarter of 2026: We serve 364 We participated in 11 institutional and non-institutional investors events, including: • 3 international conferences, • 4 national conferences and • 4 non-deal road show. 40 Additional Information Capital Management The Organization exercises capital management, considering a prospective view, with periodic capital projections of at least three years, where it captures changes in the economic scenario and the expectations of organizational businesses. In addition, it has a Recovery and Orderly Exit Plan (PRSO), which considers strategies to be adopted in extremely adverse scenarios, and a Capital Plan and Contingency Plan, which are part of the Internal Capital Adequacy Assessment Process (ICAAP Process). These processes involve both control and business areas, as directed by the Board of Executive Officers and the Board of Directors, and have a governance structure composed of Commissions and Committees, with the Board of Directors as the highest body. The Senior Management is provided with analyses and projections of the availability and need for capital, identifying threats and opportunities that affect sufficiency planning and seeking the optimization of capital levels, thus complying with the Central Bank of Brazil’s regulations on capital management activities, as well as the approved management limits. Additional information on the PRSO and the Capital Management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, available on the Investor Relations website at bradescori.com.br. 41 Selected Information (1) For comparison purposes, shares were adjusted in accordance with bonuses and stock splits that occurred in the periods; (2) Accrued Recurring Net Income; (3) In the last 12 months; (4) Cost-to-Income-Ratio calculation = (Personnel Expenses + Administrative Expenses + Other Operating Expenses, net of Income) / (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Income of Affiliated Companies + Tax Expenses); and (5) Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period. In R$ million (unless otherwise stated) 1Q26 4Q25 3Q25 2Q25 1Q25 \\ Income Statement for the Period Recurring Net Income 6,811 6,516 6,205 6,067 5,864 Book Net Income 5,030 6,476 6,205 6,067 5,802 Operating Income 8,667 8,038 7,879 7,804 7,542 Net Interest Income 20,051 19,245 18,710 18,044 17,233 Client NII 19,498 19,119 18,611 17,756 16,771 Total Revenues 36,881 36,097 35,091 34,133 32,355 Expanded Loan Loss Provisions (9,667) (8,828) (8,560) (8,142) (7,642) Client NII Net of Provisions 9,831 10,291 10,051 9,614 9,129 Fee and Commission Income 10,373 11,084 10,592 10,307 9,769 Operational Expenses (16,178) (16,958) (16,488) (15,898) (15,006) Income from Insurance, Pension Plans and Capitalization Bonds 6,384 5,649 5,706 5,650 5,303 \\ Statement of Financial Position Total Assets 2,476,352 2,382,602 2,256,529 2,196,957 2,114,665 Expanded Loans Portfolio 1,089,896 1,089,230 1,034,238 1,018,426 1,005,122 - Individuals 473,989 466,503 451,568 442,446 432,851 - Companies 615,907 622,727 582,670 575,981 572,272 Allowance for Loan Losses (LLP) (58,156) (57,977) (57,200) (58,143) (57,787) Total Deposits 754,921 730,704 670,386 645,219 625,911 Shareholders' Equity 173,549 172,239 169,590 167,312 164,193 Assets under Management 3,679,989 3,561,649 3,416,844 3,289,911 3,190,631 \\ Performance Indicators (%) Recurring Net Income per Share (in 12 month) - R$ (1) 2.42 2.33 2.23 2.13 2.01 Recurring Net Income per Share - R$ (1) 0.64 0.62 0.59 0.57 0.55 Book Value per Common and Preferred Share - R$ (1) 16.42 16.29 16.04 15.83 15.53 Dividends/Interest on Shareholders' Equity – Common Share (Net of Tax) (1) 0.29 0.30 0.29 0.27 0.25 Dividends/Interest on Shareholders' Equity – Preferred Share (Net of Tax) (1) 0.32 0.33 0.32 0.30 0.27 Annualized Return on Average Equity (2) 15.8 14.8 14.6 14.6 14.4 Annualized Return on Average Assets (2) 1.1 1.1 1.1 1.1 1.1 Fixed Asset Ratio 27.7 26.9 26.6 26.1 25.0 Net Dividends/Interest on Shareholders' Equity 3,262 3,284 3,223 3,051 2,766 Liquidity Coverage Ratio (LCR) 161.6 158.3 152.6 148.2 135.8 Net Stable Funding Ratio (NSFR) 122.1 122.8 121.4 121.8 118.8 Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3) 81.7 81.6 81.1 80.8 79.8 Cost-to-Income Ratio - (in 12 month) (4) 49.2 50.0 50.7 51.2 51.8 Market Capitalization - R$ million (5) 189,619 178,678 174,078 165,724 127,020 \\ Loan Portfolio Quality (%) Delinquency Ratio (Overdue > 90 days / Loan Portfolio) 4.2 4.1 4.1 4.1 4.1 Coverage Ratio (Provision for Expanded Portfolio / Expanded Exposure Past Due > 90 days) 161.0 166.0 168.9 177.8 183.1 Expanded Loan Portfolio Classified in Stage 1 / Expanded Loan Portfolio 88.5 89.1 88.6 88.7 88.9 Expanded Loan Portfolio Classified in Stage 2 / Expanded Loan Portfolio 4.0 3.7 3.9 3.5 3.3 Expanded Loan Portfolio Classified in Stage 3 / Expanded Loan Portfolio 7.5 7.2 7.5 7.8 7.8 42 Loan Portfolio Portfolio Segregated by Modality (1) Off-balance operations; and (2) It includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund) and other products with credit characteristics. Expanded Loan Portfolio Distribution | by Economic Sector Portfolio by Debtors Diversification strategy, with no relevant concentrations. R$ million Mar26 Dec25 Mar25 Quarter 12 months Individuals 458,752 451,830 422,866 1.5 8.5 Companies 354,360 357,188 319,542 (0.8) 10.9 \\ Loan Portfolio - Total 813,112 809,019 742,407 0.5 9.5 Sureties and Guarantees (1) 123,763 125,883 117,052 (1.7) 5.7 Other Products with a Credit Feature (2) 153,021 154,327 145,663 (0.8) 5.1 \\ Expanded Loan Portfolio - Total 1,089,896 1,089,230 1,005,122 0.1 8.4 \\ Individuals 473,989 466,503 432,851 1.6 9.5 \\ Companies 615,907 622,727 572,272 (1.1) 7.6 Large Corporates 361,328 362,124 349,817 (0.2) 3.3 Micro, Small and Medium-Sized Enterprises 254,579 260,603 222,454 (2.3) 14.4 Without Exchange Variation 0.6 9.5 Variation % \\ Economic Sector Public Sector 16,095 1.5 16,034 1.5 12,838 1.3 Private Sector 1,073,801 98.5 1,073,196 98.5 992,284 98.7 \\ Total 1,089,896 100.0 1,089,230 100.0 1,005,122 100.0 Companies 615,907 56.5 622,727 57.2 572,272 56.9 Services 184,141 16.9 182,045 16.7 147,101 14.6 Retail 50,253 4.6 52,137 4.8 48,983 4.9 Transportation and Concession 48,090 4.4 47,231 4.3 45,058 4.5 Real estate and Construction Activities 35,454 3.3 35,939 3.3 33,879 3.4 Production and Distribution of Electricity 30,667 2.8 29,108 2.7 28,875 2.9 Wholesale 32,136 2.9 33,944 3.1 32,370 3.2 Food Products 26,942 2.5 27,442 2.5 23,419 2.3 Petrol, Derived and Aggregated Activities 15,033 1.4 16,118 1.5 12,128 1.2 Automotive 9,724 0.9 9,748 0.9 10,039 1.0 Other Sectors 183,466 16.8 189,015 17.4 190,420 18.9 Individuals 473,989 43.5 466,503 42.8 432,851 43.1 Mar26 % Dec25 % Mar25% 20.8 20.0 21.5 21.0 22.2 15.6 14.9 17.3 16.7 16.3 9.4 8.8 11.0 10.8 10.3 5.4 6.3 5.8 6.7 6.7 1.1 1.0 0.9 0.8 0.7 Mar25 June Sept Dec Mar26 100 Largest 50 Largest 20 Largest 10 Largest Largest borrower % 43 Balance Sheet Consolidated Bradesco Below, we present the main data of the Bradesco Balance Sheet, managed in a consolidated manner: R$ million Mar26 Dec25 Mar25 Mar26 vs. Dec25 Mar26 vs. Mar25 \\ Assets \\ Cash and Cash Equivalents 13,998 15,363 16,926 (8.9) (17.3) \\ Financial Assets at Fair Value through Profit or Loss 573,708 605,972 497,566 (5.3) 15.3 Securities and Other Financial Assets 544,795 583,453 477,319 (6.6) 14.1 Derivative Financial Instruments 28,913 22,519 20,247 28.4 42.8 \\ Financial Assets at Fair Value through Other Comprehensive Income 118,954 109,922 104,119 8.2 14.2 Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk 118,954 109,922 104,119 8.2 14.2 \\ Financial Assets at Amortized Cost 1,565,825 1,455,863 1,302,759 7.6 20.2 Interbank Investments 331,834 235,353 171,308 41.0 93.7 Compulsory deposits and other Deposits with the Brazilian Central Bank 125,959 122,573 117,031 2.8 7.6 Securities, Net of Provision for Expected Credit Loss Associated with Credit Risk 286,459 291,305 276,259 (1.7) 3.7 Loans, Net of Provision for Expected Credit Loss Associated with Credit Risk 653,247 642,498 581,086 1.7 12.4 Leases, Net of Provision for Expected Credit Loss Associated with Credit Risk 7,780 7,515 6,381 3.5 21.9 Other Financial Assets 160,546 156,620 150,694 2.5 6.5 \\ Non-Financial Assets Held for Sale 1,474 1,353 1,362 8.9 8.2 \\ Investments in Subsidiaries, Associates and Joint Ventures 6,842 5,956 5,986 14.9 14.3 \\ Property and Equipment, Net 9,206 9,034 8,844 1.9 4.1 \\ Intangible Assets and Goodwill, Net 27,200 26,451 24,376 2.8 11.6 \\ Recoverable Taxes 13,973 14,152 12,834 (1.3) 8.9 \\ Deferred Taxes 120,348 119,840 111,937 0.4 7.5 \\ Other Assets 24,824 18,696 27,956 32.8 (11.2) \\ Total Assets 2,476,352 2,382,602 2,114,665 3.9 17.1 \\ Liabilities \\ Financial Liabilities at Amortized Cost 1,720,569 1,648,275 1,412,831 4.4 21.8 Deposits from Financial Institutions 512,523 472,782 403,973 8.4 26.9 Customer Deposits 718,885 724,464 623,969 (0.8) 15.2 Debt Securities Issued 343,361 327,884 278,981 4.7 23.1 Subordinated Debt 58,626 54,715 58,926 7.1 (0.5) Other Financial Liabilities 87,173 68,431 46,982 27.4 85.5 \\ Financial Liabilities at Fair Value through Profit or Loss 26,148 18,163 14,925 44.0 75.2 \\ Provision for Expected Loss 2,871 3,058 3,659 (6.1) (21.5) Loan Commitments and Credit Lines to be Released 1,568 1,777 2,343 (11.8) (33.1) Financial Guarantees 1,302 1,281 1,316 1.6 (1.1) \\ Technical Provisions for Insurance, Pension and Capitalization 455,163 445,994 414,273 2.1 9.9 \\ Other Provisions 34,554 36,403 32,650 (5.1) 5.8 \\ Current Taxes 1,674 2,543 1,365 (34.2) 22.7 \\ Deferred Taxes 6,445 5,531 4,938 16.5 30.5 \\ Other Liabilities 51,162 46,060 61,515 11.1 (16.8) \\ Total Liabilities 2,298,586 2,206,028 1,946,156 4.2 18.1 \\ Equity 177,766 176,574 168,509 0.7 5.5 \\ Equity Attributable to Controlling Shareholders 173,549 172,239 164,193 0.8 5.7 \\ Non-Controlling Interests 4,217 4,335 4,316 (2.7) (2.3) \\ Total Equity 177,766 176,574 168,509 0.7 5.5 \\ Total Liabilities and Equity 2,476,352 2,382,602 2,114,665 3.9 17.1 Variation % 44 Balance Sheet Consolidated Insurance Below, we present the main data of the Insurance Group Balance Sheet, managed in a consolidated manner: Minimum Capital Required – Bradesco Seguros For companies regulated by SUSEP, CNSP Resolution No. 432/21 and subsequent amendments, it is established that corporations should have an Adjusted Shareholders’ Equity (ASE) equal to or higher than the Minimum Capital Required (MCR). MCR is equivalent to the highest value between the base capital (BC) and the Risk Capital (RC). For companies regulated by the ANS, Normative Resolution No. 569/22, and subsequent amendments, establishes that corporations should have adjusted shareholders’ equity (ASE) equal to or higher than the Regulatory Capital (RC). The RC is equivalent to the highest value between the base capital (BC) and the Risk-based Capital (RBC). The ASE is evaluated from an economic point of view, and should be calculated based on the shareholders’ equity or the accounting equity, considering the accounting adjustments and adjustments associated with the variation of economic values. The capital adjustment and management process is continuously monitored. It aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. In March 2026, the Adjusted Shareholders’ Equity (ASE) of regulated companies was R$16.0 billion and the Minimum Capital Required (MCR) was R$13.7 billion. R$ million Mar26 Dec25 Mar25 Mar26 vs. Dec25 Mar26 vs. Mar25 \\ Assets \\ Current and Long-Term Assets 508,772 497,594 455,323 2.2 11.7 Securities 482,763 471,375 432,932 2.4 11.5 Insurance Premiums Receivable 7,284 7,376 6,695 (1.3) 8.8 Other Credits 18,725 18,843 15,696 (0.6) 19.3 \\ Permanent Assets 15,285 14,377 13,538 6.3 12.9 \\ Total 524,056 511,971 468,861 2.4 11.8 \\ Liabilities \\ Current and Long-Term Liabilities 473,748 463,831 427,548 2.1 10.8 Technical Provisions for Insurance, Pension Plans and Capitalization Bonds 455,163 445,994 414,281 2.1 9.9 Tax, Civil and Labor Contingencies 3,292 3,201 2,651 2.8 24.2 Other Obligations 15,293 14,635 10,615 4.5 44.1 \\ Non-controlling Interest 787 801 773 (1.6) 1.9 \\ Shareholder's Equity 49,521 47,340 40,541 4.6 22.2 \\ Total 524,056 511,971 468,861 2.4 11.8 45 Managerial x Recurring Analytical Breakdown of Income Statement (1) For more information, please check note 37 – Balance Sheet and Managerial Statement of Income by Business Segment in the “Complete Financial Statements” chapter of this report; (2) It includes reclassifications in items from the statement of income that do not affect the Net Income but allow a better analysis of business items, including the hedge adjustment; contemplates the relocation, in the lines of Net Interest Income and Expanded Loan Loss Provisions, related to the effects of the sale operation of financial assets (credit concession); and (3) It refers to the Managerial Statement of Income(1) with the reclassifications between items, which do not affect the Net Income. BRGAAP vs. IFRS Comparative The reconciliation of the Shareholders’ Equity and Net Income, net of taxes, related to March 2026 is shown below: Main Adjustments Expected Loss on Financial Assets - With the implementation of CMN Resolution No. 4,966/21 in BACEN GAAP, some conceptual differences remained with IFRS9, such as: provision floor criteria for assets classified as problematic assets (Stage 3), carryover criteria and objective conditions for "Healing". Insurance Contracts - Comprises the adoption of Standard IFRS17 that came into force on January 1, 2023 and was not adopted by the Local Insurance Authority Regulator (Superintendence of Private Insurance - SUSEP); this normative brings new approaches in the measurement of insurance contracts differently from the approach previously applied in IFRS4. Goodwill on Business Combinations - For IFRS purposes, the assets and liabilities identified as originating from business combinations were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but periodically tested for objective evidence of impairment. \\ Net Interest Income 24,294 (4,243) - 20,051 Expanded Loan Loss Provisions (10,458) 791 - (9,667) \\ NII Net of Provisions 13,836 (3,452) - 10,384 Income from Insurance, Pension Plans and Capitalization Bonds 4,083 2,301 - 6,384 Fee and Commission Income 10,333 40 - 10,373 Operating Expenses (17,378) 1,200 - (16,178) Personnel Expenses (7,019) - - (7,019) Other Administrative Expenses (5,586) (6) - (5,592) Other Operating Income / Expenses (4,773) 1,206 - (3,567) Tax Expenses (2,404) 35 - (2,369) Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries 73 - - 73 \\ Operating Income 8,543 124 - 8,667 Non-Operating Income (80) 85 - 5 Income Tax / Social Contribution and Non-controlling Interest (3,433) (209) 1,781 (1,861) \\ Net Income 5,030 - 1,781 6,811 R$ million First Quarter of 2026 Managerial Income Statement (1) Reclassifications (2) Non-Recurring Events Recurring Income Statement (3) R$ million Mar26 1Q26 1Q25 \\ BRGAAP 173,549 5,030 5,802 Loan Loss Provisions 665 29 (284) Insurance Contracts 1,784 102 24 Goodwill on Business Combination 4,975 19 22 Other (1,210) (2) 40 \\ IFRS 179,763 5,178 5,604 \\ IFRS vs. BRGAAP Difference 6,214 148 (198) Attributed to the controlling shareholders Shareholder's Equity Net Income 46 (This page has been left blank purposefully). Independen t Auditors Report KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 48 Independent Assurance Report – Limited Assurance Report To Board of Directors and Shareholders of Banco Bradesco S.A. Osasco – SP Independent Limited Assurance Report for Banco Bradesco S.A. on the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report We were engaged by Banco Bradesco S.A. ("Bradesco" and “Bank”) to prepare a report on the process of compilation and presentation of the interim supplementary consolidated financial information included in the Bradesco's Economic and Financial Analysis Report for the period of three-month period ended March 31, 2026, in the form an of independent limited assurance conclusion if, based on our work performed and the evidence obtained, nothing has come to our attention that causes us to believe that Bradesco's assertion that the process of compilation and presentation interim supplementary consolidated financial information included in the Economic and Financial Analysis Report was not adequately presented, in all material respects, in accordance with the information referred to in the paragraph "Criteria for preparation of the interim supplementary consolidated financial information" attached to this report. Responsibilities of Management of Bradesco Bradesco´s Management is responsible for the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report in accordance on the criteria for the preparation of the interim supplementary consolidated financial information described below, and for the other information contained in this report, and for such design, implementation and maintenance of relevant internal control that it determines is necessary to enable such information to be free from material misstatement, whether due to fraud or error. Our Responsibilities Our responsibility is to examine the process of compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a independent limited assurance conclusion based on the evidence obtained. We conducted our work in accordance with NBC TO 3000 - Trabalho de Asseguração Diferente de Auditoria e Revisão and ISAE 3000, Assurance Engagements Other than Audits and Reviews of Historical Financial Information issue by the Federal Accounting Council and the International Auditing and Assurance Standards Board, respectively. Those standards require that we plan the engagement and perform the procedures to obtain a reasonable assurance about whether the process for compilation and presentation of the interim supplementary consolidated financial information included in the Economic and Financial Analysis Report is in accordance with the information referred to in the paragraph “Criteria for the preparation of the interim supplementary consolidated financial information”, in all material respects, as a basis for our limited assurance conclusion. KPMG Auditores Independentes Ltda. ("KPMG") applies the Brazilian Standard for Quality Management (NBC PA 01), which requires KPMG to plan, implement and operate a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We comply with the independence and other ethical requirements of the Accountant's Code of Professional Ethics and Professional Standards (including the Independence Standards) based on the fundamental principles of integrity, objectivity, professional competence and care, confidentiality, and professional behavior. KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. 49 The procedures selected depend on our understanding, including the assessment of the risks of material misstatement regarding the process of compilation and presentation of interim supplementary consolidated financial information, whether due to fraud or error. The procedures performed in a limited assurance vary in terms of nature and timing, and their extent is less than that of a reasonable assurance. Therefore, the level of assurance obtained in a limited assurance engagement is significantly lower than the assurance that would have been obtained if a reasonable assurance had been performed. Our conclusion does not contemplate aspects related to any prospective information contained in the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations, and ambitions) and descriptive information that is subject to subjective assessment. Criteria for the preparation of interim supplementary consolidated financial information The interim supplementary consolidated financial information included in the Economic and Financial Analysis Report for the three-month period ended March 31, 2026 was compiled by the Bradesco’s Management, based on the interim consolidated financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorizes to operate by the Central Bank of Brazil as of March 31, 2026 and on the criteria described in the Economic and Financial Analysis Report and in the explanatory note 37 of such interim consolidated financial statements, for the purpose of additional analysis, without, however, being part of the interim consolidated financial statements disclosed on that date. Conclusion Our conclusion has based on and limited to the matters described in this report. We believe that the evidence obtained is sufficient and appropriate to provide a basis for our conclusion. Based on our work performed and the evidence obtained, nothing has come to our attention that causes us to believe that Bradesco's assertion that the process of compilation and presentation of the interim supplemental consolidated financial information included in the Economic and Financial Analysis Report was not adequately prepared, in all material respects, in accordance with the information referred to in the paragraph "Criteria for the preparation of the interim supplementary consolidated financial information”. São Paulo, April 29, 2026 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by André Dala Pola Accountant CRC 1SP214007/O-2 Bradesco | Economic and Financial Analysis Report 50 (This page has been left blank purposefully). relatório de análise econômica e financeira Financial Statements 1Q26 Management Report Bradesco | Management Report | Consolidated Financial Statements 52 Dear Shareholders, We submit to you the Consolidated Financial Statements of Banco Bradesco S.A. related to the first quarter of 2026. We follow all of the accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil. Economic Comment The Brazilian economy showed mixed signals in the last quarter. On the one hand, some sectors continue to slow down, reflecting the effects of the restrictive monetary policy. On the other hand, specific factors, such as income tax exemption, and the heated labor market can lead to some acceleration in the short term. Our projections indicate a growth of 1.5% in 2026, more modest than the 2.3% growth observed last year. Despite the inflation expectations and the current inflation being still above the target and the bullish impact on prices due to the conflict in the Middle East, the Central Bank of Brazil has started the interest-cutting cycle. By reducing the Selic rate from 15.00% to 14.75% in March, the authority adopted a posture of caution and serenity in the calibration of interest, given the high uncertainty, and left the next steps conditioned to the evolution of the scenario. We believe that the Central Bank of Brazil will continue cutting the basic interest rate over the next few months. Uncertainties about the international scenario have intensified. The war in Iran materialized one of the risks of the global scenario, bringing doubts about the extent of the conflict and its impacts on commodity prices, mainly oil and fertilizers, inflation, world growth and how the monetary policy is conducted. Highlights 1Q26 In February 2026, Banco Bradesco S.A. (“Bradesco”) published to its shareholders and the market in general the Notice to the Market on Corporate Restructuring to Consolidate the Health Business of the Bradesco Organization through the partial split of Bradseg Participações (“Bradseg”), which represents the initial stage of the operation (“Operation”). The Operation aims to generate multiple benefits to the stakeholders of the companies involved. As a result of the Operation, of which the Bradseg split is the inaugural phase, Odontoprev will integrate a complete health ecosystem, which will bring together health and dental insurance operators, hospitals, laboratories and diagnostic centers, primary care clinics and oncological clinics, and service platforms focused on the health segment, as well as healthtechs. In March 2026, two Shareholders’ Meetings were held. The Special and Annual Shareholders’ Meeting, held on March 10, 2026, decided on the increase in the capital stock to ninety-three billion, seven hundred and seventy million reais (R$93,770,000,000.00), as well as on the re-election and election of the members of the Board of Directors and of the Fiscal Council. In turn, the Special Shareholders’ Meeting, held on March 31, 2026, decided on the consolidation of the partial split of Bradseg Participações S.A., with the incorporation of the split portion by Banco Bradesco S.A. BRADESCO | Management Report | Consolidated Financial Statements 53 1Q26 Highlighted Information TOTAL DEPOSITS (Mar26 vs. Mar25) R$752.2 bi (+20.8%) A Prazo: R$ 481,3 bi (+8,8%) Poupança: R$ 127,4 bi (-3,1%) À Vista: R$ 32,3 bi (-26,2%) Interfinanceiros: R$ 1,2 bi (-21,0%) R$5.0 bi R$173.5 bi ROAE EARNINGS PER SHARE BOOK VALUE PER SHARE BOOK NET INCOME R$0.45 common R$0.50 preferred R$16.42 11.6% SHAREHOLDERS’ EQUITY (1) MARKET VALUE TIER I CAPITAL R$189.6 bi 12.0% INTEREST ON SHAREHOLDERS’ EQUITY R$4.0 bi (gross) | Payout 83% (gross) SECURITIES (Mar26 vs. Mar25) R$890.5 bi (+12.2%) FVPL: R$485.3 bi (+15.9%) FVOCI: R$119.0 bi (+21.1%) Amortized Cost: R$286.3 bi (+3.4%) EXPANDED LOAN PORTFOLIO (Mar26 vs. Mar25) R$1,089.9 bi (+8.4%) INDIVIDUALS: R$474.0 bi (+9.5%) COMPANIES: R$615.9 bi (+7.6%) ALLOWANCE FOR EXPANDED LOANS (Mar26 vs. Mar25) R$58.2 bi (+0.6%) (1) Equity attributable to shareholders of the parent. TECHINICAL PROVISIONS (Mar26 vs. Mar25) R$455.2 bi (+9.9%) Life and Pension Plans: R$413.9 bi (+10.3%) Insurance: R$30.9 bi (+6.0%) Capitalization Bonds: R$10.4 bi (+5.3%) Management Report Bradesco | Management Report | Consolidated Financial Statements 54 Technology and Innovation In the first quarter of 2026, the technology maintained a consistent trajectory of evolution, reinforcing its role as a strategic lever generating value for clients and the business. The AI Powered strategy guides deliveries that combine hyper-personalization at scale, operational efficiency and security, strengthening the bank’s ability to serve millions of clients in a more contextualized, fluid and relevant way. The Agile@Scale model supports the pace of execution and deepens the integration between technology and business. With co-managed tribes and an end-to-end solution in the journeys, the bank recorded a reduction of 44% in the lead time versus 2024 and projected a growth of 2.7x in the volume of business features delivered in 2026 compared to the end of 2023, with 34 active tribes and an expansion plan until 2028, consolidating structural productivity gains. The artificial intelligence agenda gains scale with the consolidation of Bridge, Bradesco's proprietary Artificial Intelligence platform, being a central hub of the strategy. In less than a year, this platform tripled the number of initiatives and surpassed 660 use cases, covering more than 90 areas and with about 120 solutions. This advance accelerates the practical application of generative AI in products, channels and processes, with governance, security and reuse of services, reducing the time between the design and delivery of solutions. The BIAs are consolidated as the main interface of this strategy with clients and internal teams. BIA Clientes operates with full coverage in the App and WhatsApp, allowing for a maximum resolution of 87% and accumulating more than 71 million interactions with generative AI since July 2024, expanding transactional journeys and contextualized financial support. BIA Corporativa supports 100% of the employees, while BIA Tech deepens the use of GenAI in the development cycle, raising productivity, quality and speed through the automation of tests and continuous code reviews. As a deployment of this model, BIA Tech AgentiX was created to enable the creation of AI agents capable of acting individually or collaboratively in the execution of complex and high effort tasks. The technology applied to the business also contributes directly to the advancement of the revenue of the Organization. The use of data and AI allows greater customization of offers and journeys at scale, with a relevant impact on production, expansion of reach to non-account holder clients and greater sophistication in commercial orchestration, reinforcing customer-centricity and efficiency of the activations. In the Individual digital channels, the evolution of experiences prioritizes autonomy and convenience. The bank delivered new 100% digital journeys, as a consortium by the App, and new management panels that expand transparency. In real estate financing, it advanced with digital simulation, amortization and settlement. In Pix, deliveries focused on security and control, with features such as Pix with Credit, Pix Summary, Special Return Mechanism - MED 2.0 and facial biometrics, combining functional evolution with relevant gains in fraud adoption and mitigation. In investments, we are applying generative AI to increase standardization, quality and timeliness in serving high-income clients. Security remains a priority. We launched the +Proteção Bradesco for Pix, an additional layer (more protection) that combines configurable limits and biometrics in situations outside trusted networks. Proactive prevention with Vigia has also evolved, using BIA in WhatsApp for interaction in cases of suspected fraud involving bank payment slips, TEDs (express wire transfers) and transfers, reinforcing real-time protection. In Open Finance, there was an expansion of balance, payments and credit journeys, with emphasis on the multi-bank consultation via BIA and consistent growth in the volume of consents. For Corporate clients, the launch of EasyTrade enabled direct digital trading with the bank’s treasury, while initiatives in receipts evolve the flow of billing, collection and direct debit, such as the possibility of automatic repetition of the DDA. To sustain this pace of transformation, the bank maintains investment in people and has been strengthening its Technology area with the expansion of the team aligned with the strategic evolution agenda. In the Techbra community, employees are supported by meetings with technical communities, meetups and knowledge dissemination initiatives. As a deployment of the bradesco.io Technology Blog, the “Newsletter Tecnologia em Pauta” was launched, which exceeds 400 thousand subscribers, reinforcing Bradesco’s position as a technological reference in the market. The quarter ended with recognitions that reflect consistency, innovation and governance. Bradesco was featured in the 100+ Innovators in IT Use award, with the MentorIA billing case, and in Banking Transformation, with awards in anti-fraud security initiatives, digital identity in blockchain and initiation of payments without redirection. The bank was also cited as a reference in Responsible AI for a study conducted by Reuters in partnership with UNESCO, in addition to recognition in the Brazilian Ombudsman Award, for the Management Report Bradesco | Management Report | Consolidated Financial Statements 55 AI application in the automatic reading of attachments. For 2026, the commitment is to increase investment in technology and increase efficiency, focusing on hyper-personalization at scale, security and sustainable generation of value for clients and the business. Products and services for the public sector Exclusive structures serve the Public Sector throughout the country with Business Managers trained to offer products, services and solutions with quality and security to the Executive, Legislative and Judicial branches, federal, state and municipal authorities, as well as municipalities, public foundations, state-owned and mixed capital companies and the Armed and Auxiliary Forces. Every month, more than 10.7 million retirees and pensioners of the INSS receive their benefits at Bradesco, making it the highest payer among all the banks in the country. We have twelve Specialized Structures to assist governments, state capitals, courts, chambers, public prosecutor’s offices, public defender’s offices, and the Brazilian municipalities with the highest GDP. We also have twenty-six Retail Structures serving other municipalities and bodies. Find out more on bradescopoderpublico.com.br. People, Culture & Performance Human Capital is one of the strategic pillars of the Organization, as an important foundation for conducting business. Our Human Capital Management model is based on respect, transparency and continuous investment in employee development. We keep our teams motivated through career growth opportunities, recognitions, training, remuneration and differentiated benefits, as well as valuing diversity and the balance between professional and personal life. Much more than policies and practices, we consolidate a culture of respect disseminated by the awareness of the value of people, their identities and competences. At the end of the period, the Organization had 80,348 employees, 68,822 of Banco Bradesco, 10,695 from Affiliated companies and 831 from foreign companies. For more information on People, Culture & Performance, visit the Human Capital Report, available on bradescori.com.br. Sustainability for Bradesco Sustainability is one of our strategic drivers, also expressed in our Statement of Purpose. We believe that consistent performance in governance, management and engagement in environmental, social and governance (ESG) aspects are fundamental to sustainable growth and the generating long-term value for all our stakeholders. Our Sustainability Strategy is aligned with the Sustainable Development Goals (ONU), and it is based on ESG management and transparency. We remain committed to sustainable business financing and supporting our clients in the transition to a greener and inclusive economy, keeping a close eye on associated risks and opportunities. By March 2026, we reached 89% of the expanded target of allocating R$450 billion by the end of 2026 (considering the accumulated volume since 2021) aimed at financing sustainable businesses and supporting clients in their transition to a greener, resilient and inclusive economy. In January 2026, we were one of those contemplated in the third auction of the Eco Invest program, an initiative of the Federal Government aimed at attracting private foreign capital for the financing of the green economy in Brazil. Operations in the program involve investments in corporate shareholding in prioritized production chains, including startups, companies in the expansion phase and corporate spin-off operations. We are committed to structuring R$1.5 billion in investments, with an average leverage of 3.2 times, which represents a potential volume of R$4.7 billion for projects aligned with the sustainable business agenda. Management Report Bradesco | Management Report | Consolidated Financial Statements 56 Our performance in sustainability has been recognized in the main national and international indexes and ratings, such as the Dow Jones Sustainability Index of the New York Stock Exchange and the Corporate Sustainability Index (ISE) of B3. These indexes reflect our management and performance in long-term economic, environmental and social criteria. To keep up with our initiatives, visit bradescori.com.br / bradescosustentabilidade.com.br. Corporate Governance Bradesco observes and encourages good corporate governance practices, based mainly on legal and market demands, in order to ensure the interests of shareholders and other stakeholders. Our structure is well defined, enabling the guarantee and viability of adopting best practices. Thus, we make every effort to always be in compliance with such standards, seeking to generate sustainable value for our Organization. The Shareholders’ Meeting is the most important corporate event of our governance. In this meeting, the shareholders elect the members of the Board of Directors for a single two-year term of office. It is composed of eleven members, four of which are independent members. The body is responsible for establishing, supervising and monitoring the Banco Bradesco’s corporate strategy, whose responsibility for implementation is of the Board of Executive Officers, in addition to reviewing the business action plans and policies. The positions of Chairman of the Board of Directors and Chief Executive Officer, under the Company’s Bylaws, are not cumulative. Assisted by a Governance Department, the Board of Directors ordinarily meets twelve times a year, and extraordinarily, when the interests of the company so require. We also have Global Internal Audit, which is reports to the Board of Directors, in addition to seven committees, which also report to them. Of these, two are the statutory ones, which are the Audit and Remuneration Committees; and five are non-statutory ones, which are the Integrity & Ethical Conduct, Risks, Sustainability & Diversity, Nomination & Succession, and Strategy Committees. Banco Bradesco’s Board is the body responsible for representing the Organization, and the Board of Executive Officers is responsible for coordinating the execution of the strategy approved by the Board of Directors. It holds regular meetings every fortnight and special meetings whenever necessary, deliberating all subjects and matters essential to the fulfillment of our objectives and attributions. Executive Committees assist in the activities of the Board of Executive Officers, all regulated by their own bylaws. In the role of Supervisory Body for the acts of the managers, and with permanent performance, we have the Fiscal Council, also elected by the shareholders and with a single term of one year. It is composed of three effective members, elected by controlling shareholders and their respective alternates. Our Organization is listed in Level 1 of Corporate Governance of B3 – Brazilian Exchange & OTC, and our practices attest to our commitment to the generation of value for shareholders, employees and society. Further information on corporate governance is available on the Investor Relations website (bradescori.com.br – Corporate Governance section). Internal Audit It is the responsibility of the Global Internal Audit Department, which is subordinate and reports functionally, administrative and operationally to the Board of Directors of Banco Bradesco S.A., to consider, in the scope of its examinations/analyses, the effectiveness of corporate governance and risk management and controls; the reliability, effectiveness and integrity of management and operational information systems and processes; compliance with the legal, infralegal, regulatory framework, internal rules and codes of conduct applicable to members of the staff of the Organization; and the safeguarding of assets against their strategic goals and objectives. The work is based on adherence to the mandatory elements of the International Standards for Auditing Practice (IPPF - International Professional Practices Framework) of The Institute of Internal Auditors (IIA), the Code of Sector Ethics of the Internal Auditors of the Bradesco Organization and the internal guidelines defined by the Internal Audit within the scope of the Bradesco Organization and, where applicable, of third parties/suppliers. Management Report Bradesco | Management Report | Consolidated Financial Statements 57 Policy for distribution of dividends and interest on shareholders’ equity As minimum mandatory dividends, shareholders are entitled to 30% of the net income after legal deductions, in addition to the Tag Along of 100% for the common shares and of 80% for the preferred shares. Also, granted to the preferred shares are dividends 10% higher than those given to the common shares. Bradesco’s Shares, with high level of liquidity (BBDC4), accounted for 3.6% of Ibovespa as of March 31, 2026. Our shares are also traded abroad, on the New York Stock Exchange, by means of ADR – American Depositary Receipt – Level 2, and on the Stock Exchange of Madrid, Spain, through DRs, which integrate the Latibex Index. Bradesco’s securities also took part in other important indexes, such as the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), and the Brazil Indexes (IBrX50 and IBr100). Bradesco’s presence in these indexes strengthens our constant search for the adoption of good practices of corporate governance, economic efficiency, socio-environmental ethics and responsibility. Corporate Risk Management Corporate risk management occurs in an integrated and independent manner, preserving and valuing collegiate decisions, developing and implementing methodologies, models and measurement and control tools. Adverse impacts may result from multiple factors and are reduced through the framework of risks and a sound governance structure, which involves the Integrated Risk Management and Capital Allocation Committee, the Risk Committee and the Board of Directors. The Bradesco Organization has extensive operations in all segments of the market, and, like any large institution, is exposed to various risks. Thus, risk management is strategically highly important due to the increasing complexity of the products and services and, also, the globalization of our business. We constantly adopt mechanisms of identification and monitoring, making it possible to anticipate the development and implementation of actions to minimize any adverse impacts. According to the list of risks, the relevant risks for the Organization are: Solvency and Profitability, Liquidity, Credit, Market, Operational, Compliance, Cybersecurity, Strategy, Social, Environmental, Climate, Model, Contagion, Reputation, Artificial Intelligence and Subscription. In an attempt to precipitate or reduce effects, in case they occur, we seek to identify and monitor any emerging risks, among them, issues related to global growth, international geopolitical issues and the economic and fiscal situation of Brazil. We also consider the risks posed by technological innovation in financial services. Independent Evaluation of Models Models are quantitative tools that provide a synthesis of complex issues, the standardization and automation of decision making, and the possibility of reusing internal and external information. This improves efficiency both by reducing the costs associated with manual analysis and decision making and by increasing accuracy. Its use is an increasingly widespread practice, especially due to technological advances and new artificial intelligence techniques. We use models to support the decision-making process and to provide predictive information in various areas of the business, such as risk management, capital calculation, stress testing, pricing, as well as other estimates from models to assess financial or reputation impacts. When it comes to simplifications of reality, models are subject to risks, which can lead to adverse consequences due to decisions based on incorrect or obsolete estimates or even inappropriate use. In order to identify and mitigate these risks, the Independent Model Validation Area (AVIM), with subordination to the Chief Financial Officer (CFO), it monitors the limitations and weaknesses of the models and respective action plans. Creates reports for the respective managers, the Internal Audit, and the Commission Models and Risk Committees. Concurrently, plays an active role in strengthening model usage by fostering a modeling culture and promoting the dissemination of best practices across the organization. Management Report Bradesco | Management Report | Consolidated Financial Statements 58 Compliance, Integrity, Ethics and Competition Seen as foundations of our values and drivers of daily interactions and decisions, the Compliance, Integrity and Competition Programs cover the entire Bradesco Organization, also extending to suppliers, services providers, business partners and correspondents in Brazil, and subsidiaries, elucidating the high standards of compliance, integrity, conduct and ethical principles that we have. These principles are supported by policies, internal standards and training programs for professionals by aggregating excellence in procedures and controls and seeking prevention, identification, and reporting of Compliance Risks and any actions considered as a violation of the Code of Ethical Conduct, and/or indications of illegal activities, aimed at the adoption of appropriate measures. The control methodologies and procedures are objects of evaluation and constant improvement, in accordance with current and applicable laws and regulations, as well as with the best market practices and the support of the Organization’s Board of Directors. Independent Audit Em conformidade com o disposto na Resolução da Comissão de Valores Mobiliários (CVM) nº 162/22, a Organização Bradesco possui política de contratação de auditoria independente com diretrizes alinhadas as legislações e as regulamentações aplicáveis. A Organização Bradesco contratou serviços da KPMG Auditores Independentes Ltda., não relacionados à auditoria das Demonstrações Financeiras Consolidadas. Estes serviços de não auditoria não configuram conflito de interesse e nem perda da independência na execução dos trabalhos de auditoria das Demonstrações Financeiras, de acordo com as políticas internas da Organização, assim como, com as regras de independência do auditor. As informações relacionadas aos honorários da empresa de auditoria são disponibilizadas anualmente em nosso Formulário de Referência. Social Investments FUNDAÇÃO BRADESCO Founded in 1956, Fundação Bradesco is the largest private social investment project in the country. Since it was established, it has invested in education as the cornerstone of the comprehensive development of children and young people throughout the country by promoting free education and standards of excellence on a wide range of levels. All 40 school units are proprietary and are distributed in the 26 Brazilian states and the Federal District. They have primarily been set up in regions where there is severe socioeconomic vulnerability, helping to develop the region through the transformational impact on the lives of students and the communities around them, thereby shifting the educational reality of the entire country. Fundação Bradesco supports each of its Basic Education students for approximately 13 years, equipping them with all the items needed to ensure equal learning in all regions of Brazil. R$1.6 billion Investment forecast for 2026 R$1.3 billion are allocated for Activity Expenses. R$328 million are for Investments in infrastructure and Educational Technology. SCHOOL NETWORK Over 42,000 students will benefit primarily in Basic Education – Early Childhood Education to High School and Technical Professional Education throughout Brazil. VIRTUAL SCHOOL More than 2.0 million users will complete at least one of the free crash courses available on the portal. These investments will enable: Management Report Bradesco | Management Report | Consolidated Financial Statements 59 Recognitions 1Q26 • Bradesco received the Fraud Prevention Seal 2025, granted by the National Confederation of Financial Institutions (CNF) and the Brazilian Federation of Banks (Febraban). The Organization scored 94% and is among the first to obtain this certification, which recognizes the Bank's commitment to security, integrity and prevention. • Bradesco is highlighted in research on women in leadership, conducted by the NGO Women in Leadership Latin America, in a partnership with the newspapers: Valor Econômico and O Globo. • Casa Bradesco is internationally recognized, after Marcello Dantas won the award in the Créateurs Design Awards (CDA) in the category: Excellence in Curating Arts and Design for the exhibition Re-Wild – Invented Nature. • Bradesco Asset is two-time champion in the Outliers InfoMoney award as Best Manager Popular Vote 2025. In addition to two-time champion with Bradesco Ultra, it came second with Bradesco Private Dividends and third with Bradesco Private Credit Plus. • Bradesco was recognized by the Fundação Getúlio Vargas as the Best Bank of the Year in the ranking Best Bank and Platform to Invest (MBPI). • The Bank featured in a study conducted by FGV’s Center for Studies in Finance, which evaluates achievement, responsibility, counseling and loyalty. Bradesco also led in the categories Shares, Multimarkets, Money Market, High Income and Retail. • Bradesco won the Banking Transformation Award 2025, with the Digital Identity Bradesco case. The award promoted by Cantarino Brasileiro recognizes the best initiatives in the financial sector. • Bradesco once again integrates the Sustainability Yearbook 2026, a publication of S&P Global that highlights, globally, the companies with the best performance in sustainability and ESG practices. Acknowledgements The results in the first quarter demonstrate that the Bradesco Organization's strategy is aligned with the dynamics and demands of the market, strengthening our commitment to responsible innovation and the consistent creation of long-term value. This achieved performance is a reflection of our people: a skilled and dedicated team committed to service excellence, as well as the ongoing confidence from our shareholders and clients, who are our very reason for being. Our recognition and thanks to all. Cidade de Deus, April 29, 2026 Board of Directors and Board of Executive Officers BRADESCO | Consolidated Financial Statements 60 Consolidated Financial Statements | Statements of Financial Position R$ thousands Note On March 31, 2026 On December 31, 2025 Assets Cash and due from banks 5 14,031,858 15,351,748 Financial assets measured at fair value through profit or loss 513,625,575 547,913,136 - Securities and other financial assets 6a 485,331,508 526,937,396 - Derivative financial instruments 7b 28,294,067 20,975,740 Debt instruments measured at fair value through other comprehensive income 8 118,953,659 109,952,563 - Securities, net of expected credit losses associated with credit risk 8a 118,953,659 109,952,563 Financial assets at amortized cost 1,552,178,815 1,441,634,500 - Securities, net of expected credit losses associated with credit risk 9 286,255,558 290,462,558 - Interbank investments 10 332,043,390 235,485,054 - Compulsory and other deposits with the Brazilian Central Bank 11 124,792,628 121,679,449 - Loans net of losses associated with credit risk 12 639,004,906 627,852,869 - Leases net of expected credit losses associated with credit risk 12 7,780,438 7,520,084 - Other financial assets 13 162,301,895 158,634,486 Non-current assets held for sale and discontinued operations 14 1,711,810 1,612,862 Investments in affiliates and jointly controlled entities 15 14,595,293 13,348,433 Property and equipment 16 8,809,466 8,626,609 Intangible assets and goodwill, net of amortization 17 21,460,280 20,668,922 Current income and other tax assets 12,836,679 12,779,690 Deferred income tax assets 36c 119,260,823 118,702,047 Other assets 18 22,718,559 16,137,253 Total assets 2,400,182,817 2,306,727,763 Liabilities Financial liabilities at amortized cost 1,652,443,109 1,585,281,245 - Deposits from banks 19 461,506,445 427,099,494 - Deposits from customers 20 716,027,478 721,274,151 - Funds from securities issued 21 321,358,961 306,260,682 - Subordinated debt 22 58,626,401 54,714,526 - Other financial liabilities 23 94,923,824 75,932,392 Financial liabilities measured at fair value through profit or loss 6b and 7b 27,806,859 18,562,103 Expected credit losses 39c 2,869,733 3,056,120 - Loan commitments and credits to be released 1,567,485 1,775,512 - Financial guarantees 1,302,248 1,280,608 Technical provisions for insurance, pension plans and capitalization bonds 24 455,163,399 445,994,253 Other provisions 24b 33,689,700 35,460,514 Current income tax liabilities 1,581,921 2,003,486 Deferred income tax 36d 6,364,562 5,450,471 Other liabilities 26 45,925,297 37,884,970 Total liabilities 2,225,844,580 2,133,693,162 Equity Capital 93,770,000 87,100,000 Treasury shares 27e (288,591) (168,625) Capital reserves 11,441 11,441 Profit reserves 27c 85,470,756 91,064,887 Other comprehensive income/(loss) (5,414,406) (5,768,664) Equity attributable to shareholders of the parent 173,549,200 172,239,039 Non-controlling interests 28 789,037 795,562 Total equity 174,338,237 173,034,601 Total equity and liabilities 2,400,182,817 2,306,727,763 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 61 Consolidated Financial Statements | Income Statements Note R$ thousands Three-month period ended on March 31 2026 2025 Revenue from financial intermediation 68,818,815 51,559,805 - Loans and leases 33,969,796 28,717,129 - Net gain or (loss) with securities and interbank investments 7f III 23,929,809 18,334,822 - Net gain or (loss) from derivative financial instruments 7e 745,224 533,014 - Financial income from insurance, pension plans and capitalization bonds 2,186,343 1,688,868 - Result of foreign currency operations 4,248,575 (1,083,633) - Compulsory deposits with the Brazilian Central Bank 11b 3,172,251 2,587,851 - Gain or (loss) on sale or transfer of financial assets 566,817 781,754 Expenses from financial intermediation (43,463,549) (29,595,280) - Retail and professional market funding 19e (39,525,383) (27,941,736) - Borrowing and on-lending 19d (3,938,166) (1,653,544) Net revenue from financial intermediation 25,355,266 21,964,525 Expected Losses on Financial Assets 12 (10,341,447) (8,334,917) Gross Income from Financial Intermediation Net of Expected Losses 15,013,819 13,629,608 Other operating income/(expenses) (7,356,835) (7,145,743) - Fee and commission income 29 7,885,438 7,304,203 - Other income from insurance, pension plans and capitalization bonds 24a III 4,082,187 3,343,344 - Personnel expenses 30 (6,622,614) (6,363,592) - Administrative Expenses 31 (5,431,309) (5,330,043) - Tax expenses 32 (2,143,187) (2,081,841) - Share of profit (loss) of associates and jointly controlled entities 15a 447,998 387,673 - Other operating income 33 2,692,951 2,528,936 - Operating expenses 34 (6,880,974) (5,621,586) Tax, Civil and Labor Provisions and Others 25 (1,387,325) (1,312,837) Operating profit 7,656,984 6,483,865 Non-operating income/(expense) 35 (68,908) (47,750) Income before income tax and non-controlling interests 7,588,076 6,436,115 - Income tax and social contribution 36 (2,505,320) (563,200) - Non-controlling shareholders (52,605) (70,833) Net income 5,030,151 5,802,082 Basic and diluted earnings per share based on the weighted average number of shares outstanding (expressed in R$ per share): – Earnings per common share 27e i 0.45 0.52 – Earnings per preferred share (non-subordinated) 27e i 0.50 0.58 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 62 Consolidated Financial Statements | Statement of Comprehensive Income R$ thousands Three-month period ended on March 31 2026 2025 Net income 5,030,151 5,802,082 Non-controlling interests 52,605 70,833 Net income attributable to shareholders of the parent and noncontrolling interest 5,082,756 5,872,915 Items that may be subsequently reclassified to the income statement 171,349 (258,346) Debt instruments measured at fair value through other comprehensive income (234,861) (157,182) Bradesco and subsidiaries (325,199) (189,423) Associates and jointly controlled entities (86,628) (20,195) Tax effect 176,966 52,436 Hedge Operations 563,604 98,582 Cash flow hedge 722,049 (192,734) Hedge of investment abroad 313,887 390,122 Tax effect (472,332) (98,806) Adjustment for conversion of a foreign subsidiary (157,394) (199,746) Items that cannot be reclassified to the income statement 182,909 433,970 Debt instruments measured at fair value through other comprehensive income 182,900 434,712 Bradesco and subsidiaries 291,818 683,118 Tax effect (108,918) (248,406) Remeasurement of defined benefit liability (asset) 9 (742) Total other comprehensive income/(loss) 354,258 175,624 Total comprehensive income 5,437,014 6,048,539 Attributable to shareholders: Shareholders of the parent 5,384,409 5,977,706 Non-controlling interests 52,605 70,833 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 63 Consolidated Financial Statements | Statement of Changes in Shareholders´Equity R$ thousands Capital Capital reserves Profit reserves Other comprehensive income/(loss) Treasury shares Accumulated profits/losses Equity attributable to shareholders of the parent Equity attributable to noncontrolling shareholders Total Share premium Legal Statutory Balance on December 31, 2024 87,100,000 11,441 14,294,978 70,658,011 (11,008,993) (568,728) - 160,486,709 794,924 161,281,633 Adoption of Resolutions 4.966/21 and 4.975/21 - - - - 4,520,427 (3,315,194) 1,205,233 - 1,205,233 Balance on January 1, 2025 87,100,000 11,441 14,294,978 70,658,011 (6,488,566) (568,728) (3,315,194) 161,691,942 794,924 162,486,866 Cancellation of treasury shares - - - (622,724) - 622,724 - - - - Acquisition of treasury shares - - - - - (222,621) - (222,621) - (222,621) Increase of non-controlling shareholders' interest - - - - - - - - (54,644) (54,644) Asset valuation adjustments (1) - - - - 175,624 - - 175,624 - 175,624 Net income - - - - - - 5,802,082 5,802,082 70,833 5,872,915 Allocations: - Reserves - - 290,104 2,257,768 - - (2,547,872) - - - - Interest on equity - - - - - - (3,254,210) (3,254,210) - (3,254,210) Balance on March 31, 2025 87,100,000 11,441 14,585,082 72,293,055 (6,312,942) (168,625) (3,315,194) 164,192,817 811,113 165,003,930 Balance on December 31, 2025 87,100,000 11,441 15,356,673 75,708,214 (5,768,664) (168,625) - 172,239,039 795,562 173,034,601 Capital increase with reserves 6,670,000 - - (6,670,000) - - - - - - Acquisition of treasury shares - - - - - (119,966) - (119,966) - (119,966) Increase of non-controlling shareholders' interest - - - - - - - - (59,130) (59,130) Asset valuation adjustments (1) - - - - 354,258 - - 354,258 - 354,258 Net income - - - - - - 5,030,151 5,030,151 52,605 5,082,756 Allocations: - - Reserves - - 251,508 824,361 - - (1,075,869) - - - - Interest on equity - - - - - - (3,954,282) (3,954,282) - (3,954,282) Balance on March 31, 2026 93,770,000 11,441 15,608,181 69,862,575 (5,414,406) (288,591) - 173,549,200 789,037 174,338,237 (1) Includes the effects of foreign exchange variation related to the translation of foreign operations. The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 64 Consolidated Financial Statements | Statements of Cash Flow R$ thousands Three-month period ended on March 31 2026 2025 Cash flows from operating activities: Income before income taxes and non-controlling interests 7,588,076 6,436,115 Adjustments for: 25,840,254 23,206,236 - Expected credit loss associated with credit risk 10,341,447 8,334,917 - Expenses with interest and inflation indexation of technical provisions for insurance, pension plans and capitalization bonds 11,786,163 13,951,293 - Constitution/reversion and inflation indexation of Civil, Labor and Tax Provisions 1,528,012 1,589,708 - Constitution/(Reversion) due to impairment of assets - 11,968 – Depreciation and amortization 1,856,394 1,893,126 - Share of profit (loss) of associates and jointly controlled entities (447,998) (387,673) - (Gain)/loss on sale of non-financial assets held for sale (54,126) (75,137) - Gains/(losses) on the sales of Premises and equipment 2,588 5,575 - (Gain)/loss on sale of investments (301) 20,782 - Foreign exchange variation of assets and liabilities overseas and Other 838,166 (2,310,412) - Effect of changes in foreign exchange rates on cash and cash equivalents (10,091) 172,089 (Increase) in assets 4,313,929 (46,629,046) - Compulsory deposits with the Brazilian Central Bank 86,820 3,970,539 - Interbank investments (6,098,828) (325,512) - Loans and leases (21,248,231) (21,023,120) - Financial assets measured at fair value through profit or loss 43,522,350 (62,863,664) - Deferred income tax assets (545,769) 899,443 - Other financial assets (4,710,841) 32,760,418 - Other assets (6,691,572) (47,150) (Increase)/Decrease in liabilities 48,405,163 (59,811,604) - Deposits and other financial liabilities 48,430,053 (64,242,921) - Deferred income tax assets (1,604,236) (2,046,420) - Other provisions (5,916,186) (4,002,474) - Other liabilities 10,273,833 13,286,186 Income tax and social contribution paid (2,778,301) (2,805,975) Net cash provided by/(used in) operating activities 86,147,422 (76,798,299) Cash flows from investing activities: Acquisition of financial assets at fair value through other comprehensive income (47,116,307) (7,957,379) Disposal, maturities, and interest of financial assets at fair value through other comprehensive income 40,807,895 37,687,230 Maturities and interest on financial assets at amortized cost 36,976,764 46,267,074 Acquisition of financial assets at amortized cost (25,070,865) (25,543,944) Proceeds from sale of non-financial assets held for sale 342,680 143,395 Investment acquisitions (906,053) (2,721,830) Sale of investments 2,478 - Dividends and interest on shareholders' equity received 9,086 - Purchase of premises and equipment (776,963) (1,784,975) Proceeds from sale of property and equipment 106,646 160,715 Intangible asset acquisitions (2,094,905) (724,851) Net cash provided by/(used in) investing activities 2,280,456 45,525,435 Cash flows from financing activities: Funds from securities issued 40,541,641 22,064,677 Settlement and interest payments of securities issued (34,892,364) (22,281,001) Settlement and interest payments of subordinated debts 1,810,957 (496,041) Lease payments (278,343) (372,709) Non-controlling shareholders (59,130) (54,644) nterest on Shareholders’ Equity/Dividends paid (3,101,147) (3,995,780) Acquisition of treasury shares (119,966) (222,621) Net cash provided by/(used in) financing activities 3,901,648 (5,358,119) Net increase/(decrease) in cash and cash equivalents 92,329,526 (36,630,983) Cash and cash equivalents - at the beginning of the period 193,516,834 208,023,801 Effect of changes in foreign exchange rates on cash and cash equivalents 10,091 (172,089) Cash and cash equivalents - at the end of the period 285,856,451 171,220,729 Net increase/(decrease) in cash and cash equivalents 92,329,526 (36,630,983) The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 65 Consolidated Financial Statements | Statements of Added Value R$ thousands Three-month period ended on March 31 2026% 2025% 1 – Revenue 65,351,537 399.0 49,970,830 335.2 1.1) Financial intermediation 68,818,815 420.1 51,559,805 345.9 1.2) Fees and commissions 7,885,438 48.1 7,304,203 49.0 1.3) Expected credit loss associated with credit risk (10,341,447) (63.1) (8,334,917) (55.9) 1.4) Other (1,011,269) (6.2) (558,261) (3.7) 2 – Financial intermediation expenses (43,463,549) (265.3) (29,595,280) (198.5) 3 – Inputs acquired from third parties (4,099,422) (25.0) (3,963,618) (26.6) Outsourced services (1,116,536) (6.8) (1,175,620) (7.9) Data processing (896,953) (5.5) (629,750) (4.2) Communication (157,874) (1.0) (157,704) (1.1) Asset maintenance (265,041) (1.6) (321,173) (2.2) Financial system services (404,355) (2.5) (468,378) (3.1) Advertising and marketing (340,875) (2.1) (305,176) (2.0) Security and surveillance (112,483) (0.7) (123,294) (0.8) Transport (135,096) (0.8) (152,539) (1.0) Material, water, electricity and gas (103,432) (0.6) (108,536) (0.7) Travel (50,611) (0.3) (42,238) (0.3) Other (516,166) (3.2) (479,210) (3.2) 4 – Gross added value (1-2-3) 17,788,566 108.6 16,411,932 110.1 5 – Depreciation and amortization (1,856,394) (11.3) (1,893,126) (12.7) 6 – Net added value produced by the entity (4-5) 15,932,172 97.3 14,518,806 97.4 7 – Added value received through transfer 447,998 2.7 387,673 2.6 Share of profit (loss) of associates and jointly controlled companies 447,998 2.7 387,673 2.6 8 – Added value to distribute (6+7) 16,380,170 100.0 14,906,479 100.0 9 - Added Value Distributed 16,380,170 100.0 14,906,479 100.0 9.1) Personnel 5,799,583 35.4 5,496,480 36.9 Salaries 3,599,339 22.0 3,312,480 22.2 Benefits 1,303,384 8.0 1,365,169 9.2 Government Severance Indemnity Fund for Employees (FGTS) 274,912 1.7 308,877 2.1 Other 621,948 3.8 509,954 3.4 9.2) Tax, fees and contributions 5,471,538 33.4 3,512,153 23.6 Federal 5,126,519 31.3 3,194,041 21.4 State 805 - 330 - Municipal 344,214 2.1 317,782 2.1 9.3) Remuneration for providers of capital 26,293 0.2 24,931 0.2 Rental 26,293 0.2 24,931 0.2 9.4) Added Value distributed to shareholders 5,082,756 31.0 5,872,915 39.4 Interest on shareholders' equity 3,954,282 24.1 3,254,210 21.8 Retained earnings 1,075,869 6.6 2,547,872 17.1 Non-controlling shareholders 52,605 0.3 70,833 0.5 The accompanying Notes are an integral part of these Consolidated Financial Statements. BRADESCO | Consolidated Financial Statements 66 Consolidated Financial Statements | Index of Notes The accompanying Notes are an integral part of these Consolidated Financial Statements and are distributed as follows: Page 1) GENERAL INFORMATION 67 2) SIGNIFICANT ACCOUNTING POLICIES 67 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS 71 4) USE OF SIGNIFICANT ACCOUNTING ESTIMATIVES AND JUDGMENTS 72 5) CASH AND CASH EQUIVALENTS 72 6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS 73 7) DERIVATIVE FINANCIAL INSTRUMENTS 74 8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME 82 9) BONDS AND SECURITIES AT AMORTIZED COST 84 10) INTERBANK INVESTMENTS 86 11) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK 87 12) LOANS AND OTHER CREDIT EXPOSURES 87 13) OTHER FINANCIAL ASSETS 99 14) NON-FINANCIAL ASSETS HELD FOR SALE 99 15) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES 100 16) PREMISES AND EQUIPMENT 102 17) INTANGIBLE ASSETS 104 18) OTHER ASSETS 105 19) DEPOSITS FROM BANKS 106 20) DEPOSITS FROM CUSTOMERS 108 21) SECURITIES ISSUED 108 22) SUBORDINATED DEBT 109 23) OTHER FINANCIAL LIABILITIES 110 24) PROVISIONS 111 25) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY 113 26) OTHER LIABILITIES 117 27) SHAREHOLDERS’ EQUITY 117 28) NON-CONTROLLING INTERESTS IN SUBSIDIARIES 120 29) FEE AND COMMISSION INCOME 120 30) PAYROLL AND RELATED BENEFITS 120 31) OTHER ADMINISTRATIVE EXPENSES 121 32) TAX EXPENSES 121 33) OTHER OPERATING INCOME 121 34) OTHER OPERANTING EXPENSES 122 35) NON-OPERATING INCOME (LOSS) 122 36) INCOME TAXES 122 37) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT 125 38) RELATED-PARTY TRANSACTIONS 129 39) RISK AND CAPITAL MANAGEMENT 131 40) OTHER INFORMATION 148 BRADESCO | Consolidated Financial Statements 67 Consolidated Financial Statements | Notes to the Consolidated Financial Statements 1) GENERAL INFORMATION Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or, together with its subsidiaries, the “Group” or the "Organization”) is a private-sector publicly traded company and universal bank, its headquarters is located in Cidade de Deus, s/n, in the city of Osasco, State of São Paulo, Brazil. Bradesco, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. Bradesco is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, asset management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco group (Organization), working together in an integrated manner in the market. 2) SIGNIFICANT ACCOUNTING POLICIES Bradesco's consolidated interim financial statements comprise the financial statements of Bradesco, its subsidiaries, branches abroad and the investment funds that it controls, as established by Technical Pronouncement CPC 36 (R3) – Consolidated Financial Statements. For the preparation of these consolidated interim financial statements, the intercompany transactions, balances of equity accounts, revenues, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the noncontrolling interests were accounted for in a separate line. Goodwill on acquisitions of investments in associates and jointly controlled entities is presented in investments (Note 15) and goodwill on acquisitions of subsidiaries is presented in intangible assets (Note 17a). Pursuant to the option provided for in article 77 of CMN Resolution No. 4,966/21, these consolidated interim financial statements were prepared in addition to Bradesco's consolidated financial statements prepared in accordance with IFRS, which are being issued separately on the same date, accompanied by an independent auditors' report. These consolidated interim financial statements were prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank of Brazil (Bacen). Including Resolution No. 4,818/20 of the National Monetary Council (CMN) and Resolution BCB No 2/20 of Bacen, and the guidelines emanating from Laws No 4,595/64 (National Financial System Law) and No 6,404/76 (Corporation Law), with the respective amendments introduced by Laws No 11,638/07 and no 11,941/09. The rules of the Securities Commission (CVM), the National Private Insurance Council (CNSP), the Superintendency of Private Insurance (Susep) and the National Supplementary Health Agency (ANS), were applied, where applicable, and when not in conflict with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Bacen. The financial statements of the lease companies included in the consolidated financial statements were prepared using the financial method, under which leased assets are not recognized and the lease receivables are recognized at present value in the Leases line item in the statement of financial position. The consolidated financial statements present all relevant information for understanding the changes in the Organization's equity and financial situation, in its performance and in its cash flows occurred since the end of the most recent fiscal year, including, at least, the balance of each one of the groups and subgroups of accounts that are included in the most recent full financial statements. BRADESCO | Consolidated Financial Statements 68 Consolidated Financial Statements | Notes to the Consolidated Financial Statements Management declares that all relevant financial information required to be presented in these consolidated financial statements, is being disclosed, and corresponds to the information used by it in the management of the Organization. The consolidated financial statements include estimates and assumptions, that are reviewed at least once a year: the calculation of expected on financial instruments; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Certain figures included in these consolidated financial statements have been subject to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them. Bradesco’s consolidated interim financial statements were approved by the Board of Directors on April 29, 2026. BRADESCO | Consolidated Financial Statements 69 Consolidated Financial Statements | Notes to the Consolidated Financial Statements a) Consolidation Below are the principal directly and indirectly owned companies and investment funds included in the consolidated interim financial statements: Headquarters' location Activity Equity interest Total participation of the Voting Capital On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Financial Sector – Brazil Ágora Corretora de Títulos e Valores Mobiliários S.A. São Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Banco Bradescard S.A. São Paulo - Brazil Credit Card 100.00% 100.00% 100.00% 100.00% Banco Bradesco BBI S.A. São Paulo - Brazil Investment bank 100.00% 100.00% 100.00% 100.00% Banco Bradesco BERJ S.A. São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco Financiamentos S.A. São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Losango S.A. Banco Múltiplo Rio de Janeiro - Brazil Banking 100.00% 100.00% 100.00% 100.00% Bradesco Administradora de Consórcios Ltda. São Paulo - Brazil Consortium management 100.00% 100.00% 100.00% 100.00% Bradesco Leasing S.A. Arrendamento Mercantil São Paulo - Brazil Leases 100.00% 100.00% 100.00% 100.00% Bradesco-Kirton Corretora de Câmbio S.A. São Paulo - Brazil Exchange Broker 99.97% 99.97% 99.97% 99.97% Bradesco S.A. Corretora de Títulos e Valores Mobiliários São Paulo - Brazil Brokerage 100.00% 100.00% 100.00% 100.00% Kirton Bank S.A. Banco Múltiplo São Paulo - Brazil Banking 100.00% 100.00% 100.00% 100.00% Banco Digio S.A. São Paulo - Brazil Digital Bank 100.00% 100.00% 100.00% 100.00% Tivio Capital Distribuidora de Títulos e Valores Mobiliários S.A. (1) São Paulo - Brazil Asset management 69.73% 61.56% 69.73% 61.56% Tempo Serviços Ltda. Minas Gerais - Brazil Services 100.00% 100.00% 100.00% 100.00% Financial Sector – Overseas Banco Bradesco Europa S.A. (2) Luxembourg - Luxembourg Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. Grand Cayman Branch (2) Georgetown - Cayman Islands Banking 100.00% 100.00% 100.00% 100.00% Banco Bradesco S.A. New York Branch (2) New York - United States Banking 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Inc. (2) New York - United States Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, UK. Limited (2) London - United Kingdom Brokerage 100.00% 100.00% 100.00% 100.00% Bradesco Securities, Hong Kong Limited (2) Hong Kong - China Brokerage 100.00% 100.00% 100.00% 100.00% Bradescard México, sociedad de Responsabilidad Limitada (3) Jalisco - Mexico Credit Card 100.00% 100.00% 100.00% 100.00% Bradesco Bank (4) Florida - United States Banking 100.00% 100.00% 100.00% 100.00% Insurance, Pension Plan and Capitalization Bond Sector - In Brazil Bradesco Auto/RE Companhia de Seguros Rio de Janeiro - Brazil Insurance 100.00% 100.00% 100.00% 100.00% Bradesco Capitalização S.A. São Paulo - Brazil Capitalization bonds 100.00% 100.00% 100.00% 100.00% Bradesco Saúde S.A. Rio de Janeiro - Brazil Insurance/health 100.00% 100.00% 100.00% 100.00% Bradesco Seguros S.A. São Paulo - Brazil Insurance 99.96% 99.96% 99.96% 99.96% Bradesco Vida e Previdência S.A. São Paulo - Brazil Pension plan/Insurance 100.00% 100.00% 100.00% 100.00% Odontoprev S.A. São Paulo - Brazil Dental care 53.54% 53.54% 53.54% 53.54% BRADESCO | Consolidated Financial Statements 70 Consolidated Financial Statements | Notes to the Consolidated Financial Statements Headquarters' location Activity Equity interest Total participation of the Voting Capital On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Insurance - Overseas Bradesco Argentina de Seguros S.A. (2) Buenos Aires - Argentina Insurance 99.98% 99.98% 99.98% 99.98% Other Activities – Brazil Andorra Holdings S.A. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradseg Participações S.A. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Nova Paiol Participações Ltda. São Paulo - Brazil Holding 100.00% 100.00% 100.00% 100.00% Bradescor Corretora de Seguros Ltda. São Paulo - Brazil Insurance Brokerage 100.00% 100.00% 100.00% 100.00% BSP Empreendimentos Imobiliários S.A. São Paulo - Brazil Real estate 100.00% 100.00% 100.00% 100.00% Cia. Securitizadora de Créditos Financeiros São Paulo - Brazil Credit acquisition 100.00% 100.00% 100.00% 100.00% Investment Funds (5) Bradesco FIC FI RF Cred Priv Premium PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Priv Performance FICFI RF Cred PRIV PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Brad Private PB FIC FI RF Cred Priv PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Ultra PGBL/VGBL FIC FI RF Cred Priv São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FIC de FI Renda Fixa A PGBL/VGBL São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Alpha Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco FI Referenciado DI União São Paulo - Brazil Investment Fund 93.79% 92.86% 93.79% 92.86% Bradesco FIC FI R.F. PGBL/VGBL Fix Plus São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Fundo de Investimento RF Memorial São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% Bradesco Multigestores CRPR Prev PGBL/VGBL FIC FIM São Paulo - Brazil Investment Fund 100.00% 100.00% 100.00% 100.00% (1) In February 2026, there was a capital increase through the issuance of shares. In April 2026, all shares of this company were acquired; (2) The functional currency of these companies abroad is the Brazilian Real; (3) The functional currency of this company is the Mexican Peso; (4) The functional currency of this company is the US Dollar; and (5) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated. BRADESCO | Consolidated Financial Statements 71 Consolidated Financial Statements | Notes to the Consolidated Financial Statements 3) NEW STANDARDS AND AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS a) Standards, amendments and interpretations of standards adopted from January 1, 2026 On November 16, 2022, Law No. 14,467 was enacted, established new rules for deductibility, in the calculation bases of Corporate Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL), of credit losses arising from the activities of financial institutions, with effect from January 1, 2025. Subsequently, on December 27, 2024, Law No. 15,078 was published, which established that losses related to defaulted credits on December 31, 2024, which had not been deducted by that date, must comply with a new deduction criterion. Said law also prohibited the deduction, in the 2025 financial year, of losses incurred that exceed the real profit calculated in the respective period. Both losses existing in inventory on December 31, 2024, and those calculated in the year 2025 and not deducted due to the aforementioned limitation, may only be excluded from the IRPJ and CSLL calculation basis in installments, at the rate of 1/84 (one eighty-fourths) or 1/120 (one hundred and twentyths) per calendar month, as applicable, from January 2026. Based on Law No. 14,467/22 and with the changes promoted by Law No. 15,078/2024, as well as RFB Normative Instruction No. 2,201/24, Bradesco opted to apply the deduction criterion at the rate of 1/120 (one hundred and twentyths) for each month of the calculation period, under the terms of §1 of art. 6th of Law No. 14,467, from January 2026. b) Standards, amendments and interpretations of standards applicable in future periods In 2023, CMN Resolutions No. 5,100 and BCB No. 352 were issued, complementary rules to CMN Resolution No. 4,966/21, which postponed the validity of Chapter V, which deals with Hedge Accounting, to January 1, 2027. In 2024, CMN Resolutions No. 5,146 and BCB No. 397 were issued, complementary rules to CMN Resolution 4,966/21, which allowed until December 31, 2026 the use of the renegotiated effective interest rate to calculate the present value of restructured contractual cash flows. In 2024, CMN Resolutions No. 5,185 and BCB Resolution No. 435 were issued, requiring mandatory institutions to prepare a report on financial information related to sustainability, starting in the 2026 fiscal year. In September 2025, were issued Resolutions CMN No. 5,252 and BCB No. 513, which establishes the accounting concepts and criteria for measuring, recognizing, BRADESCO | Consolidated Financial Statements 72 Consolidated Financial Statements | Notes to the Consolidated Financial Statements derecognizing, and disclosing sustainability assets and liabilities. The standards comes into effect on January 1, 2027. In February 2026, CMN Resolutions No. 5,281 and BCB No. 550 were issued, which establish the criteria to be observed in the recognition, measurement and accounting disclosure of virtual assets. The standards comes into force from January 2027. The Bank has been analyzing the application of these standards and the possible impacts resulting from their adoption are being assessed and will be concluded by the date the standards come into force. 4) USE OF SIGNIFICANT ACCOUNTING ESTIMATIVES AND JUDGMENTS The significant accounting estimates and judgments used in the preparation of these condensed consolidated interim financial statements are consistent with those adopted for the annual financial statements for the year ended December 31, 2025. 5) CASH AND CASH EQUIVALENTS R$ thousands On March 31, 2026 On December 31, 2025 Cash and due from banks in domestic currency 11,863,135 12,518,263 Cash and due from banks in foreign currency 2,168,723 2,833,485 Total cash and due from banks 14,031,858 15,351,748 Discretionary deposits at the Central Bank 13,499,999 10,300,000 Reverse repurchase agreements (1) 258,324,594 167,865,086 Total cash and cash equivalents 285,856,451 193,516,834 (1) Mature 90 days or less from the date they were invested and with insignificant risk of change in fair value. BRADESCO | Consolidated Financial Statements 73 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 6) FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS a) Financial assets at fair value through profit or loss Securities R$ thousands On March 31, 2026 On December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity Fair Value Amortized cost Net change in fair value Fair Value Net change in fair value - Financial 12,881,968 2,649,288 5,160,370 67,001,997 36,973,413 124,667,036 124,691,163 (24,127) 172,917,906 (357,386) National treasury bills 12,122,627 424,227 1,604,417 5,799,735 - 19,951,006 20,010,045 (59,039) 51,536,310 (31,474) National treasury notes - 1,406,870 286,653 35,896,604 - 37,590,127 37,851,634 (261,507) 50,049,626 (176,361) Stocks - - - - 27,058,326 27,058,326 26,529,967 528,359 20,708,657 (143,621) Financial treasury bills 4,344 92,745 1,595,055 11,243,887 - 12,936,031 12,932,993 3,038 26,278,755 1,626 Other 754,997 725,446 1,674,245 14,061,771 9,915,087 27,131,546 27,366,524 (234,978) 24,344,558 (7,556) - Insurance Group 2,388,234 10,775,465 32,978,248 302,401,507 12,117,865 360,661,319 361,093,579 (432,260) 354,015,440 395,718 • Insurance and Capitalization bonds 503,410 32,447 4,816,348 18,187,525 679,284 24,219,014 24,231,391 (12,377) 27,181,344 (17,585) - Financial treasury bills 410 - 4,816,343 17,998,725 - 22,815,478 22,809,582 5,896 24,316,693 2,247 - Other 503,000 32,447 5 188,800 679,284 1,403,536 1,421,809 (18,273) 2,864,651 (19,832) • Pension plans 1,884,824 10,743,018 28,161,900 284,213,982 11,438,581 336,442,305 336,862,188 (419,883) 326,834,096 413,303 - Financial treasury bills 1,388,668 2,801,397 11,297,541 201,604,702 - 217,092,308 216,613,536 478,772 210,928,549 411,862 - Financial bills 31,276 5,208,066 16,079,948 20,377,919 - 41,697,209 41,499,498 197,711 42,421,587 209,936 - National treasury notes - 1,910,492 37,476 18,272,753 - 20,220,721 20,860,140 (639,419) 21,769,737 (289,440) - Debentures 87,677 389,581 560,961 30,861,515 - 31,899,734 32,292,789 (393,055) 30,223,055 (20,354) - National treasury bills 23,625 64,587 6,967 12,303,882 - 12,399,061 12,464,832 (65,771) 10,045,814 96,264 - Other 353,578 368,895 179,007 793,211 11,438,581 13,133,272 13,131,393 1,879 11,445,354 5,035 - Other activities 3,029 - - - 124 3,153 3,154 (1) 4,050 (2) Other 3,029 - - - 124 3,153 3,154 (1) 4,050 (2) Total 15,273,231 13,424,753 38,138,618 369,403,504 49,091,402 485,331,508 485,787,896 (456,388) 526,937,396 38,330 BRADESCO | Consolidated Financial Statements 74 Consolidated Financial Statements | Notes to the Consolidated Financial Statements b) Liabilities at fair value through profit or loss R$ thousands On March 31, 2026 On December 31, 2025 Derivative financial instruments 27,806,859 18,562,103 Total 27,806,859 18,562,103 7) DERIVATIVE FINANCIAL INSTRUMENTS Bradesco carries out transactions with derivative financial instruments, which are recognized in the statement of financial position, to meet its own needs in managing its global exposure, as well as to meet its customers’ requests, in order to manage their exposure. These operations involve a range of derivatives, such as interest rate and currency swaps, futures, options, forward contracts, credit derivatives and exchange contracts with immediate and future settlement, accounted for and disclosed as derivatives, in accordance with CMN Resolution No. 4,966/2021. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries. Derivative financial instruments are measured at fair value and classified in the fair value through profit or loss (FVTPL) category as shown in the consolidated financial statements. Fair value is generally determined based on market quotations or prices applicable to assets or liabilities with similar characteristics. When such quotations are not available, fair value is estimated based on information from market operators, pricing models, discounted cash flows, or other similar techniques. In these cases, determining fair value may require significant judgment or estimation by Management. The fair value of swaps is determined using discounted cash flow modeling techniques, utilizing yield curves that reflect appropriate risk factors. These curves are applied to the pricing of currency swaps, interest rate swaps, and swaps with other risk factors. The information used to construct yield curves is obtained primarily from B3 and the domestic and international secondary markets. The fair value of futures and forward contracts is determined based on market price quotations for exchange-traded derivatives or using methodologies similar to those used in pricing swaps. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of the underlying assets. The fair value of credit derivatives is determined based on market quotations or obtained from specialized entities. Current market prices are used to calculate volatility. BRADESCO | Consolidated Financial Statements 75 Consolidated Financial Statements | Notes to the Consolidated Financial Statements According to CMN Resolution No. 4,966/2021, foreign exchange portfolio transactions must be treated as derivatives. In this sense, the amounts recorded as rights and obligations of the foreign exchange portfolio (notional value) are recorded in clearing accounts, and the variation of the fair value in income statements. To estimate the fair value of over-the-counter derivatives, the credit quality of each counterparty is taken into account, thus associating an expected loss for each derivatives portfolio (Credit valuation adjustment). The derivative financial instruments held by Bradesco in Brazil primarily consist of swaps, options and futures, and are registered with B3. Derivatives carried out abroad refer to swaps, forwards, options, credit derivatives and futures transactions carried out, substantially, on the Chicago and New York Stock Exchanges, as well as on the overthe- counter market. Macro strategies are defined for the Trading (proprietary) and Banking portfolios. Trading Portfolio transactions, including derivatives, seek gains from directional movements in prices and/or rates, arbitrage, hedge and market-maker strategies that may be fully or partially settled before the originally stipulated maturity date. The Banking Portfolio focuses on commercial transactions and their hedges. Portfolio risk is controlled using information consolidated by risk factor; effective portfolio risk management requires joint use of derivatives with other instruments, including stocks and bonds. BRADESCO | Consolidated Financial Statements 76 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements a) Amount of derivative financial instruments recognized by index R$ thousands On March 31, 2026 On December 31, 2025 Notional value Fair Value Notional value Fair Value Futures contracts Purchase commitments: 223,650,983 489,450 232,864,244 (450,905) - Interbank market 149,800,066 548,380 150,634,305 17,542 - Foreign currency 53,348,809 (168,670) 54,344,313 (471,042) - Other 20,502,108 109,740 27,885,626 2,595 Sale commitments: 266,043,215 (608,315) 165,612,193 523,762 - Interbank market (1) 188,892,481 (752,212) 111,724,128 (21,535) - Foreign currency (2) 34,594,870 300,491 30,741,161 530,151 - Other 42,555,864 (156,594) 23,146,904 15,146 Option contracts Long position: 964,918,404 2,116,738 783,864,910 1,828,145 - Interbank market 822,496,912 94,775 718,584,779 106,261 - Foreign currency 11,206,677 868,410 9,616,237 1,121,228 - Other 131,214,815 1,153,553 55,663,894 600,656 Unrestricted position: 961,153,810 (3,296,090) 790,685,040 (2,645,067) - Interbank market 812,802,665 (98,889) 721,019,609 (113,341) - Foreign currency 13,947,882 (875,519) 15,908,308 (947,331) - Other 134,403,263 (2,321,682) 53,757,123 (1,584,395) Forward contracts Purchase commitments: 87,543,771 (153,170) 76,859,205 (200,542) - Foreign currency 69,666,272 (2,712,003) 64,714,131 (1,459,502) - Other 17,877,499 2,558,833 12,145,074 1,258,960 Sale commitments: 50,571,674 (1,188,095) 53,889,171 456,033 - Foreign currency (2) 39,272,724 1,341,296 45,530,533 520,221 - Other 11,298,950 (2,529,391) 8,358,638 (64,188) Foreign exchange contracts Purchase commitments: 29,631,456 (364,419) 24,877,800 (57,213) - Foreign currency 29,631,456 (364,419) 24,877,800 (57,213) Sale commitments: 15,583,825 88,092 6,878,489 (110,916) - Foreign currency 15,583,825 88,092 6,878,489 (110,916) Swap contracts Assets (long position): 924,007,135 10,405,613 928,071,044 9,550,875 - Interbank market 167,722,753 6,319,944 75,975,089 4,695,032 - Fixed rate 438,096,018 1,031,949 315,081,578 454,827 - Foreign currency 300,792,106 1,270,179 521,032,423 2,485,099 - IGPM (General Index of market pricing) 30,795 28,745 31,221 29,994 - Other 17,365,463 1,754,796 15,950,733 1,885,923 Liabilities (short position): 858,788,442 (7,002,596) 873,497,122 (6,480,535) - Interbank market 52,155,633 (1,775,124) 32,343,513 (1,378,695) - Fixed rate 278,827,781 (885,355) 470,848,308 (725,508) - Foreign currency 498,476,129 (2,312,466) 355,159,513 (2,649,262) - IGPM (General Index of market pricing) 103,000 (111,471) 103,000 (116,300) - Other 29,225,899 (1,918,180) 15,042,788 (1,610,770) Derivatives include operations maturing in D+1 (day following the reporting date). (1) Includes: (i) accounting cash flow hedges to protect DI-indexed (interbank interest rate) funding totaling R$113,639,329 thousand (R$100,113,669 thousand on December 31, 2025); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$15,348,810 thousand (R$10,625,523 thousand on December 31, 2025) (Note 7f II); and (2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling R$38,376,788 thousand (R$39,781,569 thousand on December 31, 2025). BRADESCO | Consolidated Financial Statements 77 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Breakdown of derivative financial instruments (assets and liabilities) shown at amortized cost, fair value and by maturity R$ thousands On March 31, 2026 On December 31, 2025 1 to 90 days 91 to 180 days 181 to 360 days More than 360 days Fair Value Fair Value Swaps 432,978 497,958 1,236,288 8,238,389 10,405,613 9,550,875 Futures 331,580 23,289 84,767 740,373 1,180,009 704,787 Forward purchases 1,474,118 164,427 910,033 4,702,893 7,251,471 4,456,699 Forward sales (1) 1,511,523 196,940 616,764 4,890,963 7,216,190 4,309,590 Purchases of foreign currency receivable 35,736 - - - 35,736 122,989 Sales of foreign currencies receivable 85,727 1,075 141 1,367 88,310 2,655 Premiums on exercisable options 1,541,377 114,179 202,623 258,559 2,116,738 1,828,145 Total assets (A) 5,413,039 997,868 3,050,616 18,832,544 28,294,067 20,975,740 Swaps (613,424) (314,665) (498,726) (5,575,781) (7,002,596) (6,480,535) Future (341,769) (98,673) (93,976) (764,456) (1,298,874) (631,930) Forward purchases (1,768,520) (537,099) (1,451,951) (3,647,071) (7,404,641) (4,657,241) Forward sales (2,078,051) (99,761) (611,482) (5,614,991) (8,404,285) (3,853,557) Foreign currency purchases payable (143,089) (47,276) (190,560) (19,230) (400,155) (180,202) Sales of foreign currencies payable (218) - - - (218) (113,571) Premiums on written options (1,811,278) (150,280) (240,093) (1,094,439) (3,296,090) (2,645,067) Total liabilities (B) (6,756,349) (1,247,754) (3,086,788) (16,715,968) (27,806,859) (18,562,103) Net position (A-B) (1,343,310) (249,886) (36,172) 2,116,576 487,208 2,413,637 (1) Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. c) Futures, Options, forward, exchange and swap contracts – Nominal Value R$ thousands On March 31, 2026 On December 31, 1 to 90 days 91 to 180 days 181 to 360 days 2025 More than 360 days Total Futures contracts (1) 99,267,412 57,541,958 101,449,426 231,435,402 489,694,198 398,476,437 Option contracts 774,926,535 739,626,246 402,815,031 8,704,402 1,926,072,214 1,574,549,950 Forward contracts (1) 74,819,086 16,454,212 19,396,228 27,445,919 138,115,445 130,748,376 Foreign exchange contracts 35,965,752 4,664,788 4,345,445 239,296 45,215,281 31,756,289 Swap contracts 281,960,305 230,367,356 481,609,686 788,858,230 1,782,795,577 1,801,568,166 Total on March 31, 2026 1,266,939,090 1,048,654,560 1,009,615,816 1,056,683,249 4,381,892,715 Total on December 31, 2025 3,937,099,218 (1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. BRADESCO | Consolidated Financial Statements 78 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements d) Types of margin offered in guarantee of derivative financial instruments R$ thousands On March 31, 2026 On December 31, 2025 Government securities National treasury notes 7,439,166 6,392,456 National treasury bills 10,697,784 7,516,255 Total 18,136,950 13,908,711 e) Gains and losses, net R$ thousands Three-month period ended on March 31 2026 2025 Futures contracts (1) 2,883,382 1,179,782 Option contracts (2,784,660) 71,868 Forward contracts (1) 531,974 (628,737) Foreign exchange contracts (308,211) 773,854 Swap contracts 27,566 (300,415) Foreign exchange variation of assets and liabilities overseas 395,173 (563,338) Total (Note 7f III) 745,224 533,014 (1) Includes the gain (loss) and the respective adjustment to the fair value of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments. f) Nominal values of derivative financial instruments, by trading location and conterparty R$ thousands On March 31, 2026 On December 31, 2025 B3 (stock exchange) 2,353,225,201 1,911,030,109 B3 (over-the-counter) 363,905,501 321,618,678 - Financial Institutions 81,374,955 54,045,774 - Companies 279,981,024 265,717,785 - Individuals 2,549,522 1,855,119 Overseas (stock exchange) (1) 49,728,115 48,081,288 Overseas (over-the-counter) (1) 1,615,033,898 1,656,369,143 Total 4,381,892,715 3,937,099,218 (1) Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets. I) Credit Default Swap (CDS) In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid linearly over the term of the agreement. In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment. R$ thousands On March 31, 2026 On December 31, 2025 Risk received in credit swaps - Notional 1,840,606 1,840,305 - Debt securities issued by companies 1,217,357 1,195,369 - Brazilian government bonds 623,249 644,936 Risk transferred in credit swaps - Notional (130,485) (137,560) - Companies bonds (130,485) (137,560) BRADESCO | Consolidated Financial Statements 79 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements The contracts related to credit derivatives transactions described above are due in 2032. There were no credit events, as defined in the agreements, during the period. II) Hedge Accounting Hedge accounting is a practice that uses derivative financial instruments with the objective of reducing or eliminating the accounting mismatches that exist in a hedging relationship between a hedging instrument and a hedged item. In other words, this methodology seeks to offset, in whole or in part, the risks arising from exposures to specific factors that may affect the institution’s income statement or other comprehensive income. The hedge effectiveness may be impacted primarily when, during the hedging relationship period, changes occur in the market risk environment or in the counterparty’s credit risk. As of March 31, 2026, Bradesco maintained hedge positions, in accordance with Bacen Circular No. 3,082/02, composed of: Cash Flow Hedge - The financial instruments classified in this category, aim to reduce exposure to future changes in interest and foreign exchange rates. The effective portion of the changes in fair value of these instruments, is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) in case of ineffectiveness of the hedge; or (ii) when the hedged item is settled. With respect to the DI floating interest rate risk, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts traded on B3, swaps, and Fed Funds. The maturity terms extend through 2032, converting the cash flows into fixed rates. The effectiveness measured in the hedge portfolio complies with the applicable regulatory requirements. Strategy R$ thousands Object Instruments Hedge object (carrying amount) Hedge instrument (nominal value) Fair value adjustment recorded in equity* (effective portion) Fair value adjustment in equity (net of tax effects) On March 31, 2026 Assets Securities Hedge - interest receipts 15,804,676 15,348,810 (199,723) (109,848) Liabilities Funding hedge - interest payments 141,358,755 133,639,329 643,286 355,405 On December 31, 2025 Assets Securities Hedge - interest receipts 11,034,575 10,625,523 (39,611) (21,786) Liabilities Funding hedge - interest payments 102,370,447 100,113,669 (238,820) (131,650) * Gross tax effects. Changes in the value of the hedged item used as a basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through an effectiveness test. The ineffective portion of the respective hedge is recognized directly in the statement of income. During the period under review, there was no ineffectiveness. BRADESCO | Consolidated Financial Statements 80 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements There were gains/(losses) related to the fair value accounting hedge, recorded in statement of income accounts, during the first quarter of 2026, was R$1,321 thousand (2025 – R$0). Fair value hedge – The financial instruments classified in this category are intended to offset the risks arising from exposure to changes in the fair value of the hedged item. The effective portion of the gains or losses on the instrument is measured by variation of adjustment to the fair value of the instruments and is recognized in statement of income, net of tax effects. With respect to fixed-rate funding risk, the hedge accounting strategies designated for the instruments classified in this category make use of DI Futures contracts, with maturities extending through 2036. For USD Bonds, the hedge accounting strategies designed for instruments classified in this category, use DDI Future contracts, with maturity dates up to 2035. Both effectiveness verified in the hedge portfolios is in accordance with the provisions of current regulations. Strategy R$ thousands Instruments Object Hedge instruments (fair value) Fair value adjustment Hedge object (carrying amount) Fair value adjustment recorded in income* (effective portion) Fair value adjustment in equity (net of tax effects) Assets Financial letter hedge 127,557 (2,352) 126,908 2,392 1,316 Hedge Bond USD 1,833,939 31,231 1,806,931 (25,525) (14,039) Total on March 31, 2026 1,961,496 28,879 1,933,839 (23,133) (12,723) Assets Financial letter hedge 79,938 (1,405) 79,857 1,489 819 Total on December 31, 2025 79,938 (1,405) 79,857 1,489 819 * Gross tax effects. The ineffective portion of the hedged object is kept in an equity account. In the period in question, there was an ineffective portion in the accumulated amount on March 31, 2026, amounting to R$ (226 thousand) (2025 – R$ 0). Hedge of investments abroad - The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the Brazilian real, which impacts the net income of the Organization. The effective portion of the valuations or devaluations of these instruments, is evaluated using the variation comparison methodology exchange rate of the object and hedging instrument, being recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to the income statement in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. With respect to foreign currency risk, for which the functional currency differs from the Brazilian real, the hedge accounting strategies designated for the instruments classified in this category make use of Forward contracts and U.S. Dollar Futures contracts, with the hedged item being the foreign investment referenced in MXN (Mexican Peso) and USD (U.S. Dollar). BRADESCO | Consolidated Financial Statements 81 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Strategy R$ thousands Object Instruments Hedge object (carrying amount) Hedge instrument (nominal value) Fair value adjustment recorded in equity* (effective portion) Fair value adjustment in equity (net of tax effects) Assets Hedge of net investment in a foreign operation 5,348,682 5,662,984 (893,548) (468,599) Total on March 31, 2026 5,348,682 5,662,984 (893,548) (468,599) Assets Hedge of net investment in a foreign operation 5,177,416 5,876,575 (1,207,436) (633,209) Total on December 31, 2025 5,177,416 5,876,575 (1,207,436) (633,209) * Gross tax effects. Changes in the value of the hedged item used as a basis for recognizing hedge ineffectiveness for the period are reflected in the fair value of the instrument through an effectiveness test. The effectiveness verified in the hedge portfolio is in accordance with current regulations. The gains/(losses) related to hedge investments abroad, recorded in income accounts, in the period ended March 31, 2026 was R$336 thousand (2025 - R$763 thousand). III) Revenue from financial intermediation from securities and interbank investments, insurance, pension plans and capitalization bonds, and derivative financial instruments R$ thousands Three-month period ended on March 31 2026 2025 Interest income from investments in securities 12,480,465 10,836,685 Gains/(losses) at fair value through profit or loss (27,068) (147,158) Gains/(losses) at fair value through other comprehensive income 69,586 (12,195) Gains/(losses) at amortized cost (16,232) - Interbank investments (Note 10b) 11,423,058 7,657,490 Net gain or (loss) with Securities 23,929,809 18,334,822 Financial income from insurance, pension plans and capitalization bonds (1) 2,186,343 1,688,868 Net gain or (loss) from derivative financial instruments (Note 7e) 745,224 533,014 Total 26,861,376 20,556,704 (1) In the first quarter of 2026, comprises financial income from insurance, pension plans and capitalization in the amount of R$13,972,506 thousand (2025 - R$15,640,161 thousand) and indexation expenses and interest on insurance technical provisions, pension and capitalization in the amount of R$(11,786,163) thousand (2025 - R$(13,951,293) thousand). BRADESCO | Consolidated Financial Statements 82 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 8) FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME a) Financial assets at fair value through other comprehensive income Securities R$ thousands On March 31, 2026 On December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity Fair Value Amortized cost Net change in fair value Fair Value Net change in fair value - Financial 7,584,960 6,078,355 3,226,367 63,943,621 125,547 80,958,850 81,698,206 (739,356) 75,633,721 (300,349) National treasury bills 5,423,622 791,837 443,778 22,829,159 - 29,488,396 29,693,193 (204,797) 23,468,765 (118,413) Financial treasury bills - 603,049 1,427,173 10,306,177 - 12,336,399 12,320,299 16,100 17,584,551 13,876 Foreign government bonds 865,531 2,640,371 1,117,237 579,403 - 5,202,542 5,198,223 4,319 8,177,931 10,865 National treasury notes - 1,205,175 - 15,359,860 - 16,565,035 16,988,879 (423,844) 11,567,339 (240,196) Debentures - 345,425 - 6,340,640 - 6,686,065 6,845,771 (159,706) 7,204,821 (39,415) Other 1,295,807 492,498 238,179 8,528,382 125,547 10,680,413 10,651,841 28,572 7,630,314 72,934 - Insurance Group - 2,332,887 4,550,277 26,369,115 4,741,980 37,994,259 42,659,985 (4,665,726) 34,318,425 (4,780,930) • Insurance and Capitalization bonds - 2,332,887 3,470,760 8,392,030 2,917,667 17,113,344 19,762,639 (2,649,295) 13,951,865 (2,797,450) - National treasury notes - 2,302,728 3,470,760 7,913,198 - 13,686,686 15,488,914 (1,802,228) 10,180,253 (1,786,205) - Stocks - - - - 2,912,452 2,912,452 3,756,032 (843,580) 3,264,232 (1,006,704) - Other - 30,159 - 478,832 5,215 514,206 517,693 (3,487) 507,380 (4,541) • Pension plans - - 1,079,517 17,977,085 1,824,313 20,880,915 22,897,346 (2,016,431) 20,366,560 (1,983,480) - National treasury notes - - 1,002,160 17,593,771 - 18,595,931 20,859,154 (2,263,223) 17,463,770 (2,101,649) - Stocks - - - - 1,824,313 1,824,313 1,554,261 270,052 2,454,642 141,503 - Other - - 77,357 383,314 - 460,671 483,931 (23,260) 448,148 (23,334) - Other activities - - - - 550 550 158 392 417 259 Other - - - - 550 550 158 392 417 259 Total 7,584,960 8,411,242 7,776,644 90,312,736 4,868,077 118,953,659 124,358,349 (5,404,690) 109,952,563 (5,081,020) Net gains and losses on financial assets at FVOCI consist mainly of the recording of changes in the fair value of financial assets when they are sold, which are substantially fixed income securities. Gains and losses recognized in income resulting from the derecognition of these assets totaled R$69,586 thousand in the first quarter of 2026 (2025 – R$(12,195) thousand). BRADESCO | Consolidated Financial Statements 83 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Investments in equity intruments designated at fair value through other comprehensive income R$ thousands Cost Adjustments to Fair Value Fair Value Marketable equity securities and other stocks 5,310,957 (573,028) 4,737,929 Total on March 31, 2026 5,310,957 (573,028) 4,737,929 Marketable equity securities and other stocks 6,584,739 (864,846) 5,719,893 Total on December 31, 2025 6,584,739 (864,846) 5,719,893 Due to the disposal of equity instruments designated at FVOCI at initial recognition, an amount of R$177,558 thousand was transferred within equity during the first quarter of 2026 (2025 – R$(403,122) thousand). On the write-off date, the fair value of these equity instruments was R$2,122,050 thousand (2025 – R$987,136 thousand). The Group adopted the option of designating equity instruments at fair value through other comprehensive income upon initial recognition due to the particularities of a given market. c) Reconciliation of expected losses of financial assets at FVOCI R$ thousands Stage 1 Stage 2 Stage 3 Total Expected credit losses of financial assets at FVOCI on December 31, 2025 22,679 - - 22,679 Assets originated/realized, settled and paid (6,465) - - (6,465) Expected loss of financial assets at FVOCI on March 31, 2026 16,214 - - 16,214 R$ thousands Stage 1 Stage 2 Stage 3 Total Balance on January 1, 2025 13,022 1,565 - 14,587 Assets originated/realized, settled and paid (9,606) (1,565) - (11,171) Expected loss of financial assets at FVOCI on March 31, 2025 3,416 - - 3,416 BRADESCO | Consolidated Financial Statements 84 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 9) BONDS AND SECURITIES AT AMORTIZED COST Securities R$ thousands On March 31, 2026 On December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Amortized cost Fair Value Net change in fair value (1) Amortized cost Net change in fair value (1) - Financial 8,116,449 21,790,984 27,607,014 175,482,193 232,996,640 224,319,315 (8,677,325) 237,440,530 (6,147,358) Debentures 937,817 1,102,224 1,448,283 44,236,173 47,724,497 44,205,767 (3,518,730) 45,461,966 (2,938,342) National treasury notes - 7,421,181 16,710,622 36,911,635 61,043,438 58,021,121 (3,022,317) 61,049,035 (3,066,584) National treasury bills - 4,043,925 1,275,730 30,345,585 35,665,240 35,116,333 (548,907) 49,236,191 (366,070) Rural product notes 1,224,436 3,439,485 4,187,538 25,534,290 34,385,749 33,660,819 (724,930) 36,570,552 343,362 Promissory notes 2,505,097 4,769,794 769,828 19,069,091 27,113,810 26,489,006 (624,804) 24,803,822 57,449 Brazilian foreign debt securities 481,074 - - 13,034,610 13,515,684 13,486,744 (28,940) 8,596,248 (35,118) Other 2,968,025 1,014,375 3,215,013 6,350,809 13,548,222 13,339,525 (208,697) 11,722,716 (142,055) - Insurance Group - 1,457,448 359,015 51,442,455 53,258,918 49,002,775 (4,256,143) 53,022,028 (4,104,533) • Insurance and Capitalization bonds - 130,183 359,015 12,356,398 12,845,596 10,955,129 (1,890,467) 12,799,968 (1,853,966) - National treasury notes - 130,183 359,015 12,356,398 12,845,596 10,955,129 (1,890,467) 12,799,968 (1,853,966) • Pension plans - 1,327,265 - 39,086,057 40,413,322 38,047,646 (2,365,676) 40,222,060 (2,250,567) - National treasury notes - 1,327,265 - 39,086,057 40,413,322 38,047,646 (2,365,676) 40,222,060 (2,250,567) Total 8,116,449 23,248,432 27,966,029 226,924,648 286,255,558 273,322,090 (12,933,468) 290,462,558 (10,251,891) (1) Gains and losses are not recognized in the financial statements. I) Reconciliation of expected losses of securities at amortized cost: R$ thousands Stage 1 Stage 2 Stage 3 Total (1) Expected credit losses of financial assets at amortized cost on December 31, 2025 639,544 258,256 2,701,022 3,598,822 Transferred to Stage 1 - (13,531) (2,136) (15,667) Transferred to Stage 2 (23,798) - (7,644) (31,442) Transferred to Stage 3 (29,108) (104,511) - (133,619) Transfer from Stage 1 - 23,798 29,108 52,906 Transfer from Stage 2 13,531 - 104,511 118,042 Transfer from Stage 3 2,136 7,644 - 9,780 Assets originated/realized, settled and paid 81,609 112,521 859,766 1,053,896 Expected loss of financial assets at amortized cost as of March 31, 2026 683,914 284,177 3,684,627 4,652,718 (1) The expected loss expense is recorded as “Expected credit losses on financial assets” in the Consolidated Income Statement. BRADESCO | Consolidated Financial Statements 85 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands Stage 1 Stage 2 Stage 3 Total (1) Expected loss of financial assets at amortized cost on January 1, 2025 711,909 50,705 5,408,826 6,171,440 Transferred to Stage 1 - (2,739) (4,347) (7,086) Transferred to Stage 2 (7,864) - (10,841) (18,705) Transferred to Stage 3 (2,603) (6,400) - (9,003) Transfer from Stage 1 - 7,864 2,603 10,467 Transfer from Stage 2 2,739 - 6,400 9,139 Transfer from Stage 3 4,347 10,841 - 15,188 Assets originated/realized, settled and paid (11,193) 27,919 (268,232) (251,506) Expected loss of financial assets at amortized cost as of March 31, 2025 697,335 88,190 5,134,409 5,919,934 (1) The expected loss expense is recorded as “Expected credit losses on financial assets” in the Consolidated Income Statement. BRADESCO | Consolidated Financial Statements 86 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 10) INTERBANK INVESTMENTS a) Breakdown and maturity R$ thousands On March 31, 2026 On December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Repurchase agreements: Own portfolio position 40,774,137 3,618,801 55,929 - 44,448,867 58,749,019 ● National treasury notes 10,578,476 1,597,791 - - 12,176,267 7,175,313 ● National treasury bills 22,466,871 1,210,077 - - 23,676,948 28,845,351 ● Financial treasury bills 4,576,970 347,892 - - 4,924,862 18,697,809 ● Other 3,151,820 463,041 55,929 - 3,670,790 4,030,546 Funded position 212,127,711 2,465,143 - - 214,592,854 116,609,034 ● National treasury notes 135,716,693 2,252,270 - - 137,968,963 48,400,219 ● National treasury bills 69,382,965 - - - 69,382,965 34,430,472 ● Financial treasury bills 7,010,353 - - - 7,010,353 33,544,362 ● Other 17,700 212,873 - - 230,573 233,981 Unrestricted position 9,896,767 19,128,756 - - 29,025,523 42,971,769 ● Financial treasury bills 9,896,767 19,128,756 - - 29,025,523 42,971,769 Subtotal 262,798,615 25,212,700 55,929 - 288,067,244 218,329,822 Interest-earning deposits in other banks: ● Interest-earning deposits in other banks: 4,660,301 33,958,288 2,880,797 1,989,525 43,488,911 16,450,822 Subtotal 4,660,301 33,958,288 2,880,797 1,989,525 43,488,911 16,450,822 Investments in foreign currencies: ● Notice Period 72,662 - - - 72,662 46,590 ● Fixed Term 414,573 - - - 414,573 657,820 Subtotal 487,235 - - - 487,235 704,410 On March 31, 2026 267,946,151 59,170,988 2,936,726 1,989,525 332,043,390% 80.7 17.8 0.9 0.6 100.0 On December 31, 2025 186,589,621 40,311,107 6,410,950 2,173,376 235,485,054% 79.3 17.1 2.7 0.9 100.0 b) Income from interbank investment These amounts are presented in the income statement as a component of revenue from financial intermediation – Net gain or (loss) with Securities and interbank investments. R$ thousands Three-month period ended on March 31 2026 2025 Income from investments in purchase and sale commitments: • Own portfolio position 1,739,286 1,904,026 • Funded position 6,991,484 4,284,648 • Unrestricted position 1,684,239 315,945 Subtotal 10,415,009 6,504,619 Income from interest-earning deposits in other banks/Others 1,008,049 1,152,871 Total (Note 7f III) 11,423,058 7,657,490 BRADESCO | Consolidated Financial Statements 87 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 11) COMPULSORY AND OTHER DEPOSITS WITH THE BRAZILIAN CENTRAL BANK a) Reserve requirement and Other deposits R$ thousands Remuneration On March 31, 2026 On December 31, 2025 Compulsory deposit – demand deposits not remunerated 9,457,048 9,484,964 Compulsory deposit – savings deposits savings index 17,748,666 18,374,413 Compulsory deposit – time deposits Selic rate 84,086,915 83,520,072 Discretionary deposits at the Central Bank Selic rate 13,499,999 10,300,000 Total 124,792,628 121,679,449 b) Revenue from compulsory and other deposits with the Brazilian Central Bank R$ thousands Three-month period ended on March 31 2026 2025 Reserve requirement – Bacen (Compulsory deposit) 3,148,462 2,582,573 Reserve requirement – SFH (1) 23,789 5,278 Total 3,172,251 2,587,851 (1) Deposits requirement to SFH (Housing Finance System) are recorded under caption “Other assets”. 12) LOANS AND OTHER CREDIT EXPOSURES a) Loans by type of product R$ thousands On March 31, 2026 On December 31, 2025 Companies 351,533,388 350,644,851 - Financing and On-lending 139,050,416 137,576,819 - Financing and export 35,218,889 34,763,790 - Housing loans 34,720,187 34,911,156 - On-lending BNDES/Finame 26,067,746 24,475,073 - Vehicle loans 23,084,357 23,074,448 - Import 12,316,183 12,986,200 - Leases 7,643,054 7,366,152 - Borrowings 194,010,157 196,080,018 - Working capital 143,957,231 143,640,424 - Rural loans (b) 15,409,306 13,324,492 - Other 34,643,620 39,115,102 - Limit operations (1) 18,472,815 16,988,014 - Credit card 10,404,886 9,869,686 - Overdraft for corporates/Individuals 8,067,929 7,118,328 Individuals 447,889,283 441,022,363 - Financing and On-lending 165,581,117 161,548,810 - Housing loans 113,451,267 112,626,278 - Vehicle loans 45,021,460 41,797,766 - On-lending BNDES/Finame 6,597,684 6,616,649 - Other 510,706 508,117 - Borrowings 192,455,318 189,710,201 - Personal credit 168,225,063 166,083,249 - Rural loans (b) 17,922,534 17,680,946 - Other 6,307,721 5,946,006 - Limit operations (1) 89,852,848 89,763,352 - Credit card 82,828,577 83,599,214 - Overdraft for corporates/Individuals 7,024,271 6,164,138 Total portfolio 799,422,671 791,667,214 mpairment of loans (47,127,380) (48,347,141) Total of loan operations, net (2) 752,295,291 743,320,073 (1) Refers to outstanding operations with pre-established limits linked to current account and credit card, whose credit limits are automatically recomposed as the amounts used are paid; and BRADESCO | Consolidated Financial Statements 88 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements (2) Composed of Loans Operations - R$639,004,906 thousand (R$627,852,869 thousand on December 31, 2025), Leases - R$7,780,438 thousand (R$7,520,084 thousand on December 31, 2025), and Other Financial Assets - R$105,509,947 thousand (R$107,947,119 thousand on December 31, 2025), net of provisions for expected losses. b) Rural loans ( Resource Allocation) For the 2025/2026 Crop Plan, rural credit is projected to be allocated in the amount of R$54,291,834 thousand (R$43,271,452 thousand on December 31, 2025), corresponding to the sum of the liability on the VSR - Value Subject to Collection (31.5%) and Agribusiness Credit Bill - LCA (60%). To comply with these obligations Bradesco uses the following instruments: Rural Loan; DIR - Rural Interfinancial Deposits; CPR – Rural Producer Bond and CDCA – Agribusiness Credit Rights Certificate. The direct and indirect costs to meet this requirement are the normal costs linked to loan operations. There is no forecast of costs for non-compliance with the liabilities. BRADESCO | Demonstrações Financeiras Consolidadas 89 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Reconciliation of the gross book value of loan operations Stage 1 R$ thousands Balance on December 31, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated/ Settlements Balance on March 31, 2026 (1) Companies 315,712,014 (4,777,607) (1,085,697) 689,914 40,786 7,388,728 317,968,138 - Financing 129,715,484 (1,002,498) (130,412) 163,838 7,093 2,344,163 131,097,668 - Borrowings 171,690,221 (3,423,499) (902,708) 468,165 26,538 3,375,967 171,234,684 - Revolving 14,306,309 (351,610) (52,577) 57,911 7,155 1,668,598 15,635,786 Individuals 381,758,647 (8,506,054) (1,427,430) 2,432,075 252,378 11,914,418 386,424,034 - Financing 146,242,851 (3,001,469) (410,688) 897,533 91,384 4,978,162 148,797,773 - Borrowings 162,121,415 (3,698,390) (888,092) 1,018,286 90,672 6,315,986 164,959,877 - Revolving 73,394,381 (1,806,195) (128,650) 516,256 70,322 620,270 72,666,384 Total 697,470,661 (13,283,661) (2,513,127) 3,121,989 293,164 19,303,146 704,392,172 (1) Of the total assets allocated in the first stage, R$1,058,653 thousand have delays exceeding 30 days. Stage 2 R$ thousands Balance on December 31, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated/ Settlements Balance on March 31, 2026 Companies 11,609,481 (689,914) (2,541,498) 4,777,607 324,725 (830,521) 12,649,880 - Financing 2,488,318 (163,838) (293,791) 1,002,498 3,240 (240,189) 2,796,238 - Borrowings 8,155,902 (468,165) (1,970,540) 3,423,499 314,207 (655,543) 8,799,360 - Revolving 965,261 (57,911) (277,167) 351,610 7,278 65,211 1,054,282 Individuals 25,431,262 (2,432,075) (4,915,714) 8,506,054 598,832 33,411 27,221,770 - Financing 9,431,592 (897,533) (985,831) 3,001,469 64,703 (383,836) 10,230,564 - Borrowings 10,868,536 (1,018,286) (2,509,149) 3,698,390 447,345 (207,681) 11,279,155 - Revolving 5,131,134 (516,256) (1,420,734) 1,806,195 86,784 624,928 5,712,051 Total 37,040,743 (3,121,989) (7,457,212) 13,283,661 923,557 (797,110) 39,871,650 BRADESCO | Demonstrações Financeiras Consolidadas 90 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on December 31, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated/ Settlements (Write off) Balance on March 31, 2026 (1) (2) Companies 23,323,356 (40,786) (324,725) 1,085,697 2,541,498 (2,737,943) (2,931,727) 20,915,370 - Financing 5,373,017 (7,093) (3,240) 130,412 293,791 (574,160) (56,217) 5,156,510 - Borrowings 16,233,895 (26,538) (314,207) 902,708 1,970,540 (2,312,015) (2,478,270) 13,976,113 - Revolving 1,716,444 (7,155) (7,278) 52,577 277,167 148,232 (397,240) 1,782,747 Individuals 33,832,454 (252,378) (598,832) 1,427,430 4,915,714 1,990,418 (7,071,327) 34,243,479 - Financing 5,874,367 (91,384) (64,703) 410,688 985,831 (521,837) (40,182) 6,552,780 - Borrowings 16,720,250 (90,672) (447,345) 888,092 2,509,149 1,094,327 (4,457,515) 16,216,286 - Revolving 11,237,837 (70,322) (86,784) 128,650 1,420,734 1,417,928 (2,573,630) 11,474,413 Total 57,155,810 (293,164) (923,557) 2,513,127 7,457,212 (747,525) (10,003,054) 55,158,849 (1) Of the total credit operations allocated to the third stage, R$19,139,185 thousand are originated from restructured operations; and (2) The Organization does not have contracts that were not allocated to Stage 3, due to the credit risk being significantly lower compared to other instruments of the same counterparty characterized as assets with credit recovery issues. Consolidated - All stages R$ thousands Balance on December 31, 2025 Originated/ Settlements (Write off) (1) Balance on March 31, 2026 (1) Companies 350,644,851 3,820,264 (2,931,727) 351,533,388 - Financing 137,576,819 1,529,814 (56,217) 139,050,416 - Borrowings 196,080,018 408,409 (2,478,270) 194,010,157 - Revolving 16,988,014 1,882,041 (397,240) 18,472,815 Individuals 441,022,363 13,938,247 (7,071,327) 447,889,283 - Financing 161,548,810 4,072,489 (40,182) 165,581,117 - Borrowings 189,710,201 7,202,632 (4,457,515) 192,455,318 - Revolving 89,763,352 2,663,126 (2,573,630) 89,852,848 Total 791,667,214 17,758,511 (10,003,054) 799,422,671 (1) Of the total operations, R$704,392,172 thousand have low credit risk compared to the total portfolio. In addition, 60% of the operations are secured. BRADESCO | Demonstrações Financeiras Consolidadas 91 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 1 R$ thousands Balance on January 1, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Originated/ Settlements Balance on March 31, 2025 (1) Companies 282,633,333 (3,144,979) (712,673) 708,766 170,281 3,990,559 283,645,287 - Financing 125,114,755 (779,663) (222,761) 197,905 67,683 (799,149) 123,578,770 - Borrowings 145,133,328 (2,067,100) (440,856) 442,517 97,957 3,165,803 146,331,649 - Revolving 12,385,250 (298,216) (49,056) 68,344 4,641 1,623,905 13,734,868 Individuals 347,118,718 (6,528,325) (1,117,456) 2,271,717 783,472 12,318,690 354,846,816 - Financing 132,000,317 (2,241,697) (378,019) 860,571 117,750 5,944,600 136,303,522 - Borrowings 149,534,315 (2,850,346) (633,374) 951,514 317,570 5,362,921 152,682,600 - Revolving 65,584,086 (1,436,282) (106,063) 459,632 348,152 1,011,169 65,860,694 Total 629,752,051 (9,673,304) (1,830,129) 2,980,483 953,753 16,309,249 638,492,103 (1) Of the total assets allocated in the first stage, R$ 972,569 thousand are more than 30 days overdue. Stage 2 R$ thousands Balance on January 1, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Originated/ Settlements Balance on March 31, 2025 Companies 6,946,383 (708,766) (1,424,143) 3,144,979 129,778 (276,088) 7,812,143 - Financing 1,861,943 (197,905) (211,883) 779,663 13,460 (229,556) 2,015,722 - Borrowings 4,363,092 (442,517) (1,023,602) 2,067,100 111,054 (130,917) 4,944,210 - Revolving 721,348 (68,344) (188,658) 298,216 5,264 84,385 852,211 Individuals 21,911,700 (2,271,717) (3,759,184) 6,528,325 1,158,015 (61,235) 23,505,904 - Financing 8,443,456 (860,571) (827,385) 2,241,697 92,244 (413,661) 8,675,780 - Borrowings 9,169,428 (951,514) (1,878,876) 2,850,346 979,362 (114,451) 10,054,295 - Revolving 4,298,816 (459,632) (1,052,923) 1,436,282 86,409 466,877 4,775,829 Total 28,858,083 (2,980,483) (5,183,327) 9,673,304 1,287,793 (337,323) 31,318,047 BRADESCO | Demonstrações Financeiras Consolidadas 92 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on January 1, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Originated/ Settlements (Write off) Balance on March 31, 2025 (1) (2) Companies 26,373,476 (170,281) (129,778) 712,673 1,424,143 4,505 (2,813,848) 25,400,890 - Financing 5,494,788 (67,683) (13,460) 222,761 211,883 (357,130) (60,338) 5,430,821 - Borrowings 19,479,034 (97,957) (111,054) 440,856 1,023,602 225,525 (2,439,448) 18,520,558 - Revolving 1,399,654 (4,641) (5,264) 49,056 188,658 136,110 (314,062) 1,449,511 Individuals 34,274,975 (783,472) (1,158,015) 1,117,456 3,759,184 1,669,651 (5,868,670) 33,011,109 - Financing 4,432,803 (117,750) (92,244) 378,019 827,385 (322,044) (52,211) 5,053,958 - Borrowings 18,622,180 (317,570) (979,362) 633,374 1,878,876 971,380 (3,469,002) 17,339,876 - Revolving 11,219,992 (348,152) (86,409) 106,063 1,052,923 1,020,315 (2,347,457) 10,617,275 Total 60,648,451 (953,753) (1,287,793) 1,830,129 5,183,327 1,674,156 (8,682,518) 58,411,999 (1) Of the total credit operations allocated to the third stage, R$21,312,150 thousand are originated from restructured operations; and (2) The Organization does not have contracts that were not allocated to Stage 3, due to the credit risk being significantly lower compared to other instruments of the same counterparty characterized as assets with credit recovery issues. Consolidated - All stages R$ thousands Balance on January 1, 2025 Originated/ Settlements (Write off) (1) Balance on March 31, 2025 (1) Companies 315,953,192 3,718,976 (2,813,848) 316,858,320 - Financing 132,471,486 (1,385,835) (60,338) 131,025,313 - Borrowings 168,975,454 3,260,411 (2,439,448) 169,796,417 - Revolving 14,506,252 1,844,400 (314,062) 16,036,590 Individuals 403,305,393 13,927,106 (5,868,670) 411,363,829 - Financing 144,876,576 5,208,895 (52,211) 150,033,260 - Borrowings 177,325,923 6,219,850 (3,469,002) 180,076,771 - Revolving 81,102,894 2,498,361 (2,347,457) 81,253,798 Total 719,258,585 17,646,082 (8,682,518) 728,222,149 (1) Of the total operations, R$638,492,103 thousand have low credit risk compared to the total portfolio. In addition, 56% of the operations are secured. BRADESCO | Demonstrações Financeiras Consolidadas 93 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements d) Reconciliation of expected losses from loans Stage 1 R$ thousands Balance on December 31, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Constitution/ (Reversion) Balance on March 31, 2026 Companies 3,014,137 (135,300) (57,103) 42,470 22,492 136,494 3,023,190 - Financing 744,812 (22,111) (3,636) 9,380 2,577 81,066 812,088 - Borrowings 1,917,021 (99,486) (44,261) 30,785 17,257 (183) 1,821,133 - Revolving 352,304 (13,703) (9,206) 2,305 2,658 55,611 389,969 Individuals 6,290,262 (326,697) (182,132) 234,290 105,101 (423,517) 5,697,307 - Financing 506,205 (52,035) (17,978) 43,772 25,055 (29,223) 475,796 - Borrowings 3,831,979 (212,224) (155,038) 163,435 49,338 (327,293) 3,350,197 - Revolving 1,952,078 (62,438) (9,116) 27,083 30,708 (67,001) 1,871,314 Total 9,304,399 (461,997) (239,235) 276,760 127,593 (287,023) 8,720,497 Stage 2 R$ thousands Balance on December 31, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Constitution/ (Reversion) Balance on March 31, 2026 Companies 1,349,825 (42,470) (452,792) 135,300 209,468 254,879 1,454,210 - Financing 229,533 (9,380) (51,493) 22,111 1,231 65,792 257,794 - Borrowings 922,561 (30,785) (287,394) 99,486 205,790 44,975 954,633 - Revolving 197,731 (2,305) (113,905) 13,703 2,447 144,112 241,783 Individuals 3,842,292 (234,290) (1,883,783) 326,697 337,665 1,618,688 4,007,269 - Financing 510,253 (43,772) (163,733) 52,035 17,199 176,418 548,400 - Borrowings 2,483,313 (163,435) (1,245,998) 212,224 281,531 895,597 2,463,232 - Revolving 848,726 (27,083) (474,052) 62,438 38,935 546,673 995,637 Total 5,192,117 (276,760) (2,336,575) 461,997 547,133 1,873,567 5,461,479 BRADESCO | Demonstrações Financeiras Consolidadas 94 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on December 31, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Constitution/ (Reversion) (Write off) Balance on March 31, 2026 Companies 12,088,629 (22,492) (209,468) 57,103 452,792 1,505,358 (2,931,727) 10,940,195 - Financing 1,914,855 (2,577) (1,231) 3,636 51,493 (81,700) (56,217) 1,828,259 - Borrowings 9,020,147 (17,257) (205,790) 44,261 287,394 1,259,739 (2,478,270) 7,910,224 - Revolving 1,153,627 (2,658) (2,447) 9,206 113,905 327,319 (397,240) 1,201,712 Individuals 21,761,996 (105,101) (337,665) 182,132 1,883,783 5,691,391 (7,071,327) 22,005,209 - Financing 2,689,704 (25,055) (17,199) 17,978 163,733 366,693 (40,182) 3,155,672 - Borrowings 11,744,256 (49,338) (281,531) 155,038 1,245,998 3,020,803 (4,457,515) 11,377,711 - Revolving 7,328,036 (30,708) (38,935) 9,116 474,052 2,303,895 (2,573,630) 7,471,826 Total 33,850,625 (127,593) (547,133) 239,235 2,336,575 7,196,749 (10,003,054) 32,945,404 Consolidated - All stages R$ thousands Balance on December 31, 2025 Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2026 Companies 16,452,591 1,896,731 (2,931,727) 15,417,595 - Financing 2,889,200 65,158 (56,217) 2,898,141 - Borrowings 11,859,729 1,304,531 (2,478,270) 10,685,990 - Revolving 1,703,662 527,042 (397,240) 1,833,464 Individuals 31,894,550 6,886,562 (7,071,327) 31,709,785 - Financing 3,706,162 513,888 (40,182) 4,179,868 - Borrowings 18,059,548 3,589,107 (4,457,515) 17,191,140 - Revolving 10,128,840 2,783,567 (2,573,630) 10,338,777 Total 48,347,141 8,783,293 (10,003,054) 47,127,380 (1) Relates to early settlements, maturities and modifications. BRADESCO | Demonstrações Financeiras Consolidadas 95 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 1 R$ thousands Balance on January 1, 2025 Transfer to Stage 2 Transfer to Stage 3 Transfer from Stage 2 Transfer from Stage 3 Constitution/ (Reversion) Balance on March 31, 2025 Companies 3,594,618 (129,231) (41,818) 61,145 84,650 (3,801) 3,565,563 - Financing 1,001,834 (21,222) (4,262) 15,792 34,037 37,363 1,063,542 - Borrowings 2,273,738 (96,221) (31,222) 42,833 48,767 (97,964) 2,139,931 - Revolving 319,046 (11,788) (6,334) 2,520 1,846 56,800 362,090 Individuals 6,157,999 (291,686) (125,538) 227,977 342,435 (139,904) 6,171,283 - Financing 437,710 (34,053) (11,828) 39,025 27,688 (17,557) 440,985 - Borrowings 3,845,053 (202,971) (106,464) 164,356 167,087 (18,511) 3,848,550 - Revolving 1,875,236 (54,662) (7,246) 24,596 147,660 (103,836) 1,881,748 Total 9,752,617 (420,917) (167,356) 289,122 427,085 (143,705) 9,736,846 Stage 2 R$ thousands Balance on January 1, 2025 Transfer to Stage 1 Transfer to Stage 3 Transfer from Stage 1 Transfer from Stage 3 Constitution/ (Reversion) Balance on March 31, 2025 Companies 988,363 (61,145) (322,289) 129,231 79,187 248,380 1,061,727 - Financing 238,312 (15,792) (50,167) 21,222 6,709 66,672 266,956 - Borrowings 619,065 (42,833) (196,383) 96,221 70,179 78,946 625,195 - Revolving 130,986 (2,520) (75,739) 11,788 2,299 102,762 169,576 Individuals 3,236,267 (227,977) (1,387,820) 291,686 636,969 1,157,023 3,706,148 - Financing 414,750 (39,025) (120,938) 34,053 23,846 117,690 430,376 - Borrowings 2,158,363 (164,356) (908,484) 202,971 579,738 609,005 2,477,237 - Revolving 663,154 (24,596) (358,398) 54,662 33,385 430,328 798,535 Total 4,224,630 (289,122) (1,710,109) 420,917 716,156 1,405,403 4,767,875 BRADESCO | Demonstrações Financeiras Consolidadas 96 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Stage 3 R$ thousands Balance on January 1, 2025 Transfer to Stage 1 Transfer to Stage 2 Transfer from Stage 1 Transfer from Stage 2 Constitution/ (Reversion) (Write off) Balance on March 31, 2025 Companies 15,090,689 (84,650) (79,187) 41,818 322,289 2,024,793 (2,813,848) 14,501,904 - Financing 2,180,059 (34,037) (6,709) 4,262 50,167 58,375 (60,338) 2,191,779 - Borrowings 12,049,650 (48,767) (70,179) 31,222 196,383 1,694,309 (2,439,448) 11,413,170 - Revolving 860,980 (1,846) (2,299) 6,334 75,739 272,109 (314,062) 896,955 Individuals 21,391,524 (342,435) (636,969) 125,538 1,387,820 4,642,183 (5,868,670) 20,698,991 - Financing 1,790,547 (27,688) (23,846) 11,828 120,938 352,455 (52,211) 2,172,023 - Borrowings 12,686,999 (167,087) (579,738) 106,464 908,484 2,339,107 (3,469,002) 11,825,227 - Revolving 6,913,978 (147,660) (33,385) 7,246 358,398 1,950,621 (2,347,457) 6,701,741 Total 36,482,213 (427,085) (716,156) 167,356 1,710,109 6,666,976 (8,682,518) 35,200,895 Consolidated - All stages R$ thousands Balance on January 1, 2025 Constitution/ (Reversion) (1) (Write off) Balance on March 31, 2025 Companies 19,673,670 2,269,372 (2,813,848) 19,129,194 - Financing 3,420,205 162,410 (60,338) 3,522,277 - Borrowings 14,942,453 1,675,291 (2,439,448) 14,178,296 - Revolving 1,311,012 431,671 (314,062) 1,428,621 Individuals 30,785,790 5,659,302 (5,868,670) 30,576,422 - Financing 2,643,007 452,588 (52,211) 3,043,384 - Borrowings 18,690,415 2,929,601 (3,469,002) 18,151,014 - Revolving 9,452,368 2,277,113 (2,347,457) 9,382,024 Total 50,459,460 7,928,674 (8,682,518) 49,705,616 (1) Relates to early settlements, maturities and modifications. BRADESCO | Consolidated Financial Statements 97 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements e) Restructured Loans Operations The total balance of “Loans Operations” associated with credit risk, includes restructurings loans. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount. Restructurings may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such restructurings is to adapt the loan to reflect the client’s actual payment capacity. The following table shows changes made and our analysis of our portfolio of restructured loans: R$ thousands 2026 2025 Balance on January 1, 2026 26,612,639 34,755,068 Amount restructured (1) 4,966,917 4,294,803 Amount received/Others (2) (3,487,921) (3,305,094) Write-offs (2,903,811) (4,123,217) Balance on March 31 25,187,824 31,621,560 Expected credit losses associated with credit risk (13,086,719) (17,679,456) Total of restructured loan operations, net of expected loss 12,101,105 13,942,104 Expected loss on restructured loan operations as a percentage of total restructured loan operations 52.0% 55.9% Total of restructured loan operations as a percentage of the total credit portfolio 3.2% 4.3% Total restructured loan operations as a percentage of the total loans, net of expected loss 3.3% 4.7% (1) The Organization opted to use Article 71-A of CMN Resolution 5146 of June 26, 2024, which allows institutions to use the effective interest rate renegotiated up to December 31, 2026, to calculate the present value of restructured contractual cash flows; and (2) Includes the settlement of restructured contracts through the realization of new operations. At the time a loan is modified, Management considers the new loan’s conditions and restructured maturity, and it is no longer considered past due. From the date of modification, restructured interest begins to accrue, using the effective interest rate method, taking into consideration the client’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point. Additionally, any balances related to restructured loans and advances to customers that have already been written off and recorded in off balance accounts, as well as any gains from restructurings, are recognized only when received. BRADESCO | Consolidated Financial Statements 98 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements f) Expected losses net of recoveries Provision expense for expected losses associated with credit risk, net of recovery of written-off credits. R$ thousands Three-month period ended on March 31 2026 2025 Amount recorded 10,341,447 8,334,917 Amount recovered (1,604,774) (1,306,919) Expected Credit Loss Associated with Credit Risk expense net of amounts recovered (1) 8,736,673 7,027,998 (1) On March 31, 2026, there were no credit assignments. On March 31, 2025, there were credit assignments for operations already written off as losses in the amount of R$521,759 thousand, whose sales value was R$66,597 thousand and credit assignments for active operations in the amount of R$2,662 thousand, whose sales value was R$76 thousand, without retention of risks and benefits. g) Items not recorded on the balance sheet The table below shows the amounts representing the total risk of items not recorded on the balance sheet (off balance): R$ thousands On March 31, 2026 On December 31, 2025 Loan commitments (1) 364,386,539 358,376,828 Financial guarantees (2) 122,698,116 125,119,738 Letters of credit for imports 690,959 356,071 Total 487,775,614 483,852,637 (1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and (2) Refers to guarantees mostly provided for Corporate customers. Financial guarantees are conditional commitments of loans issued to ensure a client's performance before a third party. Under these guarantees, we generally have the right to make a regressive claim against the client to recover any amounts paid. In addition, we may retain cash resources or other high liquidity guarantees to ensure these commitments. Contracts are subject to the same credit assessments applied in other credit concessions. The committed letters of credit are issued to guarantee public and private debt issuance agreements, including commercial papers, securities financing and similar transactions. The committed letters of credit are subject to the credit assessment of the client by the Management. The letters of credit are commitments issued to ensure a client’s performance to a third party. We issue international letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. Contracts are subject to the same credit assessments applied in other credit concessions. BRADESCO | Consolidated Financial Statements 99 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 13) OTHER FINANCIAL ASSETS R$ thousands On March 31, 2026 On December 31, 2025 Receivables related to payment transactions 67,806,631 68,690,210 Trade and credit receivables 28,731,534 30,918,155 Debtors for escrow deposits 23,777,270 23,808,198 Advances on foreign exchange contracts 13,914,038 12,094,380 Receivables 6,853,684 5,817,881 Specific amounts 8,227,433 8,309,872 Securities trading 9,538,644 6,014,189 Other 3,452,661 2,981,601 Total 162,301,895 158,634,486 14) NON-FINANCIAL ASSETS HELD FOR SALE R$ thousands On March 31, 2026 On December 31, 2025 Non-current assets held for sale and discontinued operations Real estate 1,182,263 1,184,225 Vehicles and similar 528,056 426,895 Machinery and equipment 1,491 1,742 Total (1) 1,711,810 1,612,862 (1) Net balances of provisions for impairment of assets. Assets received in full or partial settlement of debtors’ payment obligations are classified as non‑financial assets held for sale, to be disposed of through auction processes, which generally occur within one year. Non‑financial assets held for sale are intended for disposal, for which sale in their present condition is highly probable, and the completion of the sale is expected to occur within one year. BRADESCO | Consolidated Financial Statements 100 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 15) INVESTMENTS IN ASSOCIATES AND JOINTLY CONTROLLED ENTITIES a) Composition of Investments in associates and jointly controlled entities (joint venture) Companies R$ thousands On March 31, 2026 Headquarters' location Equity interest Shareholding interest with voting rights Investment carrying amount Current assets Non - current assets Current liabilities Non-current liabilities Share of profit (loss) of associates and jointly controlled entities (1) Accumulated other comprehensive income Total comprehensive income Tecnologia Bancária S.A. (2) São Paulo - Brazil 24.55% 24.32% 251,413 734,312 2,496,105 661,428 1,559,154 4,524 - 4,524 Swiss Re Corporate Solutions Brasil (2) São Paulo - Brazil 40.00% 40.00% 534,312 2,733,479 2,147,769 2,841,770 941,283 6,042 (3,906) 2,136 Elo Participações Ltda. (3) São Paulo - Brazil 50.01% 50.01% 1,508,151 1,358,005 6,584,177 556,166 4,370,321 205,095 (71,169) 133,926 Other (4) 12,301,417 232,337 Total on March 31, 2026 14,595,293 447,998 (1) Share of profit (loss) of associates and jointly controlled entities consider the results of the companies and include equity variations of the investees not arising from the result, as well as the adjustments for alignment of accounting practices, when applicable; (2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the financial statements, permitted by regulation. As of March 31, 2026, the Organization received dividends and/or interest on equity of R$6,800 thousand relating to the Company Swiss Re Corporate Solutions Brasil; (3) Brazilian company, provider of services related to credit and debit cards and other means of payment; and (4) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. BRADESCO | Consolidated Financial Statements 101 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Companies R$ thousands On December 31, 2025 Three-month period ended on March 31, 2025 Headquarters' location Equity interest Shareholding interest with voting rights Investment carrying amount Current assets Non - current assets Current liabilities Noncurrent liabilities Share of profit (loss) of associates and jointly controlled entities (1) Other comprehensive income/(loss) Total comprehensive income Tecnologia Bancária S.A. (2) São Paulo - Brazil 24.55% 24.32% 249,118 766,711 2,473,255 668,796 1,579,574 1,208 - 1,208 Swiss Re Corporate Solutions Brasil (2) São Paulo - Brazil 40.00% 40.00% 534,853 3,075,599 2,171,323 3,187,083 959,644 3,589 (10,985) (7,493) Elo Participações Ltda. (3) São Paulo - Brazil 50.01% 50.01% 1,305,990 1,433,582 6,152,357 597,993 4,375,46 202,024 (78,051) 123,973 Other (4) 11,258,472 180,852 Total on December 31, 2025 13,348,433 Total on March 31, 2025 387,673 (1) The adjustments resulting from the evaluation consider the results determined, periodically, by the companies and include equity variations of the investees not resulting from results, as well as adjustments due to the equalization of accounting practices, when applicable; (2) Companies with equity accounting using balance sheets with a reporting date delay in relation to the base date of the consolidated financial statements, permitted by regulation; (3) Brazilian company, provider of services related to credit and debit cards and other means of payment; and (4) Primarily includes investments in Cielo S.A., Fleury S.A. and Banco John Deere. BRADESCO | Consolidated Financial Statements 102 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 16) PREMISES AND EQUIPMENT a) Compositon by class of premises and equipment R$ thousands Balance on March 31, 2026 Depreciation rate Cost Accumulated depreciation Accumulated impairment of nonfinancial assets Carrying amount Carrying amount on December 31, 2025 Buildings 4% 1,650,332 (1,120,654) (228) 529,450 342,296 Land - 698,602 - - 698,602 699,712 Installations, property and equipment for use 10% 5,035,970 (2,721,429) (860) 2,313,681 2,305,891 Rights of Use (1) - 3,334,277 (1,036,593) - 2,297,684 2,157,630 Security and communication systems 10% to 20% 367,541 (244,391) (2,134) 121,016 124,830 Data processing systems 20% to 40% 7,524,503 (5,181,840) (6,582) 2,336,081 2,408,924 Transportation systems 10% to 20% 317,605 (145,293) - 172,312 178,496 Assets under construction - 340,640 - - 340,640 408,830 Balance on March 31, 2026 19,269,470 (10,450,200) (9,804) 8,809,466 Balance on December 31, 2025 18,958,155 (10,320,008) (11,538) 8,626,609 We have entered into leasing contracts basically for real estate and data processing equipment, which are recorded as leased buildings and equipment in fixed assets. See Note on Other Financial Liabilities for disclosure of the obligation. BRADESCO | Consolidated Financial Statements 103 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Net change in premises and equipment in use by class R$ thousands Buildings Land Installations, property and equipment for use Security and communications systems Data processing systems Transportation systems Other (1) Total (2) Balance on January 1, 2025 330,752 713,838 2,079,067 119,670 3,432,633 207,142 547,277 7,430,379 Additions / Reductions (96,217) (21,732) (181,873) 6,543 (704,506) 246 2,616,224 1,618,685 Depreciation (11,871) - (122,837) (7,121) (182,883) (8,225) (299,755) (632,692) Balance on March 31, 2025 222,664 692,106 1,774,357 119,092 2,545,244 199,163 2,863,746 8,416,372 Balance on December 31, 2025 342,296 699,712 2,305,891 124,830 2,408,924 178,496 2,566,460 8,626,609 Additions / Reductions 199,123 (1,110) 111,964 3,295 116,090 1,425 304,917 735,704 Depreciation (11,969) - (104,174) (7,109) (188,933) (7,609) (233,053) (552,847) Balance on March 31, 2026 529,450 698,602 2,313,681 121,016 2,336,081 172,312 2,638,324 8,809,466 (1) Includes premises and equipment in Progress and Rights of Use; and (2) Includes underlying assets identified in lease contracts recognized within the scope of Resolution 4.975/21. The fixed assets to shareholders’ equity ratio is 27.7% (26.9% on December 31, 2025) when only considering companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0% as determined by CMN Resolution No. 4,957/21. BRADESCO | Consolidated Financial Statements 104 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 17) INTANGIBLE ASSETS a) Goodwill The goodwill recognized from investment acquisitions totaled R$4,443,971 thousand (R$4,061,719 thousand on December 31, 2025), net of provisions for impairment and accumulated amortization, of which: (i) R$2,990,331 thousand (R$2,552,155 thousand on December 31, 2025) recognized in ‘Investments’ arose from the acquisition of shares of associates and jointly controlled companies (Cielo/Fleury/Swiss/Grupo Santa/Others); and (ii) R$1,453,640 thousand (R$1,509,564 thousand on December 31, 2025) arose from the acquisition of shares of subsidiaries, to the future profitability/client portfolio/fair value, which is amortized in up to twenty years, recognized in Intangible Assets. Goodwill was amortized in the first quarter of 2026, in the amount of R$80,040 thousand (2025 - R$73,093 thousand). b) Intangible assets Acquired intangible assets consist of: R$ thousands On March 31, 2026 Net cost on December 31, 2025 (2) Rate of Amortization (1) Cost Accumulated amortization Accumulated impairment of nonfinancial assets Net cost (2) Acquisition of rights to provide financial services Contract 10,274,609 (4,772,083) (69,111) 5,433,415 5,659,298 Software Up to 10% 30,487,139 (16,933,845) (7,537) 13,545,757 12,441,232 Goodwill (3) Up to 20% 13,977,031 (12,195,283) (328,108) 1,453,640 1,509,564 Other Contract 2,338,022 (1,310,554) - 1,027,468 1,058,828 Total on March 31, 2026 57,076,801 (35,211,765) (404,756) 21,460,280 Total on December 31, 2025 55,101,662 (34,014,565) (418,175) 20,668,922 (1) Intangible assets are amortized over an estimated period of economic benefit, composed of: (i) Software and Other recorded under “Other Administrative Expenses”; and (ii) Acquisition of rights to provide financial services and Goodwill in “Other Operating Expenses”; (2) Net amortization cost and provisions for impairment of assets; and (3) On March 31, 2026, was primarily composed of goodwill on the acquisition of equity interest in Bradesco Bank – R$688,224 thousand (R$700,167 thousand on December 31, 2025), Odonto System – R$4,072 thousand (R$4,836 thousand on December 31, 2025), Bradescard Mexico – R$5,724 thousand (R$6,061 thousand on December 31, 2025), Kirton Bank - R$375,635 thousand (R$382,942 thousand on December 31, 2025), RCB Investimentos – R$3,924 thousand (R$4,485 thousand on December 31, 2025), Banco Digio – R$47,693 thousand (R$60,170 thousand on December 31, 2025) and Tivio Capital Distribuidora de Valores Mobiliários – R$91,549 thousand (R$98,069 thousand on December 31, 2025). c) Changes in intangible assets by type R$ thousands On December 31, 2025 Additions / (reductions) Amortization for the period On March 31, 2026 Acquisition of rights to provide financial services 5,659,298 244,877 (470,760) 5,433,415 Software 12,441,232 1,840,366 (735,841) 13,545,757 Goodwill – Future profitability 351,545 24,116 (46,205) 329,456 Goodwill – Based on intangible assets 809,501 - (32,214) 777,287 Goodwill – Difference in fair value of assets/liabilities 348,518 - (1,621) 346,897 Other 1,058,828 5,038 (36,398) 1,027,468 Total 20,668,922 2,114,397 (1,323,039) 21,460,280 BRADESCO | Consolidated Financial Statements 105 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands On January 1st, 2025 Additions / (reductions) Amortization for the period On March 31, 2025 Acquisition of rights to provide financial services 5,553,483 201,934 (513,035) 5,242,382 Software 10,287,797 548,656 (686,032) 10,150,421 Goodwill – Future profitability 660,471 14,856 (49,342) 625,985 Goodwill – Based on intangible assets 903,626 - (23,282) 880,344 Goodwill – Difference in fair value of assets/liabilities 354,660 - (1,279) 353,381 Other 1,230,115 20,782 (48,842) 1,202,055 Total 18,990,152 786,228 (1,321,812) 18,454,568 18) OTHER ASSETS R$ thousands On March 31, 2026 On December 31, 2025 Interbank and interdepartmental accounts 1,236,982 159,265 Other debtors 5,682,624 5,132,552 Prepaid expenses (i) 10,251,709 5,081,590 Other assets and values 90,668 92,925 Other (1) 5,456,576 5,670,921 Total 22,718,559 16,137,253 (1) Includes: (i) amounts receivable, other advances, advances and payments made by the Organization with reimbursement rights and (ii) investment property, in the amount of R$1,176,701 thousand (R$1,383,569 thousand on December 31, 2025); and (iii) R$ 2,060,445 thousand (R$2,060,445 thousand on December 31, 2025) of shares in publicly-held companies received as payment, recorded as investments held for sale, in accordance with Resolution No. 4,817/20, and which are valued by an independent valuation report. I) Prepaid expenses R$ thousands On March 31, 2026 On December 31, 2025 Deferred insurance acquisition costs (1) 3,682,796 3,324,757 Commission for the placement of loans and financing (2) 5,486 7,782 Advertising and marketing expenses (3) 220,923 135,435 Others (4) 6,342,504 1,613,616 Total 10,251,709 5,081,590 (1) Commissions paid to brokers and representatives for sale of insurance, pension plans and capitalization bond products; (2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans; (3) Prepaid expenses of future advertising and marketing campaigns on media; (4) It includes, primarily: (i) the advance of the monthly contribution in the form of payment in a single installment to the Credit Guarantee Fund – FGC (note 40d); (ii) Prepayments of Information; and (iii) card issue costs. BRADESCO | Consolidated Financial Statements 106 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 19) DEPOSITS FROM BANKS R$ thousands On March 31, 2026 On December 1 to 30 days 31, 2025 31 to 180 days 181 to 360 days More than 360 days Total Demand deposits - Financial Institutions 1,123,273 - - - 1,123,273 1,203,130 Interbank deposits 195,935 33,826,077 302,895 722,633 35,047,540 5,485,877 Securities sold under agreements to repurchase (a) 330,896,543 23,644,068 - 643,242 355,183,853 349,702,217 Borrowings (b) 5,522,224 18,990,327 9,748,802 2,600,217 36,861,570 38,999,650 On-lending © 971,820 5,567,714 6,534,726 20,215,949 33,290,209 31,708,620 Total on March 31, 2026 338,709,795 82,028,186 16,586,423 24,182,041 461,506,445% 73.4 17.8 3.6 5.2 100.0 Total on December 31, 2025 327,014,095 56,709,308 20,169,509 23,206,582 427,099,494% 76.6 13.3 4.7 5.4 100.0 a) Securities sold under agreements to repurchase R$ thousands On March 31, 2026 On December 1 to 30 days 31, 2025 31 to 180 days 181 to 360 days More than 360 days Total Own securities 107,137,333 1,994,828 - 643,242 109,775,403 189,066,034 ● Government securities 63,977,562 1,664,735 - - 65,642,297 143,816,805 ● Corporate securities 21,985,954 327,517 - - 22,313,471 29,296,620 ● Foreign 21,173,817 2,576 - 643,242 21,819,635 15,952,609 Sale of securities purchased under reverse repos (1) 212,444,913 2,584,177 - - 215,029,090 116,869,622 Sale of securities with no restriction on right to resell or repledge the collateral (1) 11,314,297 19,065,063 - - 30,379,360 43,766,561 Total on March 31, 2026 330,896,543 23,644,068 - 643,242 355,183,853% 93.1 6.7 - 0.2 100.0 Total on December 31, 2025 316,634,256 31,214,807 6,658 1,846,496 349,702,217% 90.6 8.9 - 0.5 100.0 (1) Represented by government securities. b) Borrowing R$ thousands On March 31, 2026 On December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Overseas 5,522,224 18,990,327 9,748,802 2,600,217 36,861,570 38,999,650 Total on March 31, 2026 5,522,224 18,990,327 9,748,802 2,600,217 36,861,570% 15.0 51.5 26.4 7.1 100.0 Total on December 31, 2025 5,056,343 21,178,358 11,120,445 1,644,504 38,999,650% 13.0 54.3 28.5 4.2 100.0 BRADESCO | Consolidated Financial Statements 107 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) On-lending (1) R$ thousands On March 31, 2026 On December 1 to 30 days 31, 2025 31 to 180 days 181 to 360 days More than 360 days Total In Brazil 971,820 5,567,714 6,534,726 20,215,949 33,290,209 31,708,620 - FINAME 624,177 3,516,386 3,188,231 12,273,487 19,602,281 19,573,938 - BNDES 277,275 2,051,328 2,816,460 7,518,116 12,663,179 11,160,513 - National Treasury - - 429,757 - 429,757 481,783 - Other institutions 70,368 - 100,278 424,346 594,992 492,386 Total on March 31, 2026 971,820 5,567,714 6,534,726 20,215,949 33,290,209% 2.9 16.8 19.6 60.7 100.0 Total on December 31, 2025 1,175,067 4,086,293 7,310,814 19,136,446 31,708,620% 3.7 12.8 23.1 60.4 100.0 (1) Onlendings consist of funds borrowed for local onlending, in which we borrow from Brazilian governmental agencies and entities to make loans to Brazilian entities for investments in facilities, equipment and farming, among others. d) Borrowing and on-lending expenses R$ thousands Three-month period ended on March 31 2026 2025 Borrowing: - In Brazil 38,637 55,797 - Overseas 303,963 (1,203,247) - Foreign exchange variation from other assets and liabilities overseas 2,140,544 2,087,903 Subtotal borrowing 2,483,144 940,453 On-lending in Brazil: - BNDES 241,694 156,307 - FINAME 710,427 498,504 - National Treasury 11,125 7,182 - Other institutions 2,707 1,100 On-lending overseas: - Payables to foreign bankers 489,069 49,998 Subtotal on-lending 1,455,022 713,091 Total 3,938,166 1,653,544 e) Expenses for market funding R$ thousands Three-month period ended on March 31 2026 2025 Savings deposits 2,077,762 2,185,122 Time deposits 13,402,629 9,997,211 Securities sold under agreements to repurchase 11,473,657 8,119,122 Securities issued (Note 21a) 10,179,706 5,590,930 Subordinated debts (Note 22b) 2,100,918 1,963,052 Other funding expenses 290,711 86,299 Total 39,525,383 27,941,736 BRADESCO | Demonstrações Financeiras Consolidadas 108 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 20) DEPOSITS FROM CUSTOMERS R$ thousands On March 31, 2026 On December 31, 2025 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days Total Demand deposits - customers (1) 34,022,882 - - - 34,022,882 36,792,675 Savings deposits (1) 119,593,392 - - - 119,593,392 124,461,404 Time deposits (2) 46,170,278 62,858,668 104,843,170 348,539,088 562,411,204 560,020,072 Total on March 31, 2026 199,786,552 62,858,668 104,843,170 348,539,088 716,027,478% 27.9 8.8 14.6 48.7 100.0 Total on December 31, 2025 208,009,606 66,066,548 102,249,281 344,948,716 721,274,151% 28.8 9.2 14.2 47.8 100.0 (1) Classified within 1 to 30 days, without considering the historical turnover; and (2) Considers the maturities established in the contracts. 21) SECURITIES ISSUED R$ thousands On March 31, 2026 On December 31, 1 to 30 days 31 to 180 days 181 to 360 days 2025 More than 360 days Total Securities – Brazil: - Letters of credit for real estate 955,792 5,074,867 9,555,850 64,886,513 80,473,022 75,321,675 - Letters of credit for agribusiness 341,506 3,476,540 5,518,348 46,480,714 55,817,108 54,287,950 - Financial bills 389,307 27,872,983 31,521,651 80,411,867 140,195,808 135,672,973 - Letters of credit guaranteed by property (1) 216,892 1,611,933 2,971,329 18,445,959 23,246,113 23,600,199 Subtotal 1,903,497 38,036,323 49,567,178 210,225,053 299,732,051 288,882,797 Securities – Overseas: - MTN Program Issues (2) 1,398,764 137,082 2,673,289 10,839,943 15,049,078 11,423,465 Subtotal 1,398,764 137,082 2,673,289 10,839,943 15,049,078 11,423,465 Structured Operations Certificates 74,867 261,000 495,706 5,746,259 6,577,832 5,954,420 Total on March 31, 2026 3,377,128 38,434,405 52,736,173 226,811,255 321,358,961% 1.1 12.0 16.4 70.6 100.0 Total on December 31, 2025 16,357,292 25,082,829 45,445,374 219,375,187 306,260,682% 5.3 8.2 14.8 71.7 100.0 (1) Funding guaranteed by the real estate credit portfolio, in the amount of R$28,058,018 thousand(R$29,496,034 thousand on December 31, 2025), which complies with the requirements determined by CMN Resolution No. 5,001/22, of which: sufficiency requirement, liquidity requirement, term requirement, Programs 2 and 3 for the issuance of letters of credit guaranteed by property (LIGs) had, at issuance, respectively, a weighted average term for the portfolio of assets of 217 and 240 months and a term of 65 and 25 months, the credit rights correspond to 1.43% of total assets and 34.99% of the value of collateral of the properties. Additionally, the LIG Issuance Instrument and the asset portfolio management policy are in line with CMN Resolution No. 5,001/22; and (2) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term. BRADESCO | Consolidated Financial Statements 109 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements a) Movement of fund from securities issued R$ thousands 2026 2025 Opening balances 306,260,682 257,977,344 Issuance 40,541,641 22,064,677 Interest accrued 10,179,706 5,590,930 Settlement and interest payments (34,892,364) (22,281,001) Exchange variation and others (730,704) (166,274) Balance on March 31 321,358,961 263,185,676 22) SUBORDINATED DEBT a) Composition by maturity Maturity R$ thousands Original term in years Nominal amount On March 31, 2026 On December 31, 2025 In Brazil Financial bills: 2027 7 13,000 24,784 24,005 2026 8 694,800 1,432,322 1,380,842 2030 8 2,368,200 4,077,579 3,923,963 2027 9 89,700 194,056 187,469 2026 10 92,896 270,181 655,486 2027 10 256,243 606,125 586,866 2028 10 248,300 585,607 567,279 2030 10 124,500 219,115 213,615 2031 10 7,270,000 13,777,613 13,246,380 2032 10 5,378,500 9,235,888 8,884,021 2033 10 531,000 722,773 700,964 2035 10 2,503,500 2,610,392 2,519,653 2036 10 3,552,300 3,586,730 - 2026 11 - - 4,531 2027 11 47,046 123,189 118,795 2028 11 74,764 181,810 176,548 Perpetual 19,064,300 20,978,237 21,524,109 Total (1) (2) 58,626,401 54,714,526 (1) Includes the amount of R$54,761,044 thousand (R$50,648,748 thousand on December 31, 2025), relating to subordinated debts recognized as “Eligible Debt Capital Instruments” for regulatory capital purpose; and (2) The information on results is presented in Note 19e, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds. b) Movement of subordinated debts R$ thousands 2026 2025 Opening balances 54,714,526 57,458,927 Issuance 3,552,300 5,555,700 Interest accrued 2,100,918 1,963,052 Settlement and interest payments (1,741,343) (6,051,741) Balance on March 31 58,626,401 58,925,938 BRADESCO | Consolidated Financial Statements 110 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 23) OTHER FINANCIAL LIABILITIES R$ thousands On March 31, 2026 On December 31, 2025 Interbank and interdepartmental accounts 54,149,647 49,911,261 Securities trading 34,825,497 19,285,262 Lease liabilities (a) 3,089,995 3,247,390 Obligations for operations linked to assignment 2,858,685 3,488,479 Total 94,923,824 75,932,392 a) Leases liabilities R$ thousands Balance on January 1, 2025 3,014,544 Remeasurement and new contracts 989,290 Payments (372,709) Appropriation of financial charges 87,557 Balance on March 31, 2025 3,718,682 Balance on December 31, 2025 3,247,390 Remeasurement and new contracts 41,978 Payments (278,343) Appropriation of financial charges 78,970 Balance on March 31, 2026 3,089,995 Maturity of leases The maturity of these financial liabilities as of March 31, 2026 is divided as follows: R$734,429 thousand (R$730,937 thousand on December 31, 2025) up to one year, R$1,736,412 thousand (R$1,730,439 thousand on December 31, 2025) between 1 and 5 years and R$495,236 thousand (R$495,566 thousand on December 31, 2025) over 5 years. Impact on the income statement The impact on the income for the period ended March 31, 2026, was: “Expenses of depreciation” – R$233,053 thousand (2025 – R$299,755 thousand), “Interest and similar expenses” – R$78,970 thousand (2025 – R$87,557 thousand). BRADESCO | Consolidated Financial Statements 111 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 24) PROVISIONS a) Insurance, Pension Plans and Capitalization bonds I) Technical provisions R$ thousands Insurance (1) Life and pension plans (2) Capitalization bonds Total On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Current and long-term liabilities Mathematical reserve for unvested benefits (PMBAC) 1,229,326 1,205,288 389,399,855 380,224,229 - - 390,629,181 381,429,517 Mathematical reserve for vested benefits (PMBC) 464,546 452,783 12,620,116 12,634,815 - - 13,084,662 13,087,598 Mathematical reserve for capitalization bonds (PMC) - - - - 8,623,102 8,577,383 8,623,102 8,577,383 Reserve for claims incurred but not reported (IBNR) 8,257,629 8,242,451 1,007,267 1,013,195 - - 9,264,896 9,255,646 Unearned premium reserve 7,845,668 7,868,218 2,949,566 2,990,930 - - 10,795,234 10,859,148 Reserve for unsettled claims (PSL) 8,038,584 8,253,820 1,475,309 1,379,945 - - 9,513,893 9,633,765 Reserve for financial surplus (PET) - - 560,924 573,999 - - 560,924 573,999 Reserve for draws (PSR) and Reserve for redemptions (PR) - - - - 1,647,630 1,583,685 1,647,630 1,583,685 Other provisions 5,084,304 5,019,655 5,855,199 5,867,928 104,374 105,929 11,043,877 10,993,512 Total technical provisions 30,920,057 31,042,215 413,868,236 404,685,041 10,375,106 10,266,997 455,163,399 445,994,253 BRADESCO | Consolidated Financial Statements 112 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements II) Guarantees for technical provisions R$ thousands Insurance Life and pension plans Capitalization bonds Total On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Total technical provisions 30,920,057 31,042,215 413,868,236 404,685,041 10,375,106 10,266,997 455,163,399 445,994,253 (-) Mathematical reserve for unvested benefits (PGBL e VGBL) (4) - - (355,866,399) (347,205,689) - - (355,866,399) (347,205,689) (-) Commercialization surcharge – extended warranty (306,439) (310,981) - - - - (306,439) (310,981) (-) Portion corresponding to contracted reinsurance (34,853) (32,532) (17,496) (14,585) - - (52,349) (47,117) (-) Premiums receivables (2,949,681) (3,038,361) - - - - (2,949,681) (3,038,361) (-) Unearned premium reserve – Health and dental insurance (3) (2,793,481) (2,708,907) - - - - (2,793,481) (2,708,907) (-) Other deductions - Health and dental insurance (3) (5,124,362) (5,102,720) - - - - (5,124,362) (5,102,720) Technical provisions to be covered 19,711,241 19,848,714 57,984,341 57,464,767 10,375,106 10,266,997 88,070,688 87,580,478 Investment fund quotas (excluding VGBL and PGBL) 7,309,122 9,478,221 22,660,543 23,454,951 4,739,735 5,869,752 34,709,400 38,802,924 Government securities 16,469,494 14,159,178 34,621,060 33,525,466 5,731,760 4,501,219 56,822,314 52,185,863 Stocks - - 917,737 1,606,238 - - 917,737 1,606,238 Private securities 233,844 230,593 383,314 373,042 - - 617,158 603,635 Total assets held to guarantee technical provisions 24,012,460 23,867,992 58,582,654 58,959,697 10,471,495 10,370,971 93,066,609 93,198,660 (1) “Other reserves” - Insurance includes, substantially, the Provision for Insufficient Premiums (PIP) of R$4,934,685 thousand (R$4,882,897 thousand on December 31, 2025) and the Reserve for Related Expenses of R$117,971 thousand (R$106,272 thousand on December 31, 2025); (2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled” in the amount of R$4,679,222 thousand (R$4,696,501 thousand on December 31, 2025), “Reserve for related expenses” of R$316,242 thousand (R$309,684 thousand on December 31, 2025); (3) In accordance with ANS Normative Resolution No. 521/2022 and subsequent amendments, there is no obligation to hold guarantee assets to cover the amount recorded as Provision for Unearned Premiums/Considerations (PUPC), Provision for Insufficiency of Consideration (PIC) and Provision for Events/Claims to be Settled (PECS) that are: (i) guaranteed by judicial deposit; (ii) related to SUS charges; and (iii) plans under the post-established modality; and (4) In compliance with article 57 of CNSP Resolution No. 432/2021, the amount of mathematical provisions for benefits to be granted and their respective specially constituted investment funds relating to PGBL and VGBL were disregarded from the calculation of life and pension technical provisions. BRADESCO | Consolidated Financial Statements 113 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements III) Income from insurance, pension plans and capitalization bonds R$ thousands Three-month period ended on March 31 2026 2025 Written premiums 19,021,200 17,714,034 Pension plan contributions (including VGBL) 8,198,097 10,552,323 Capitalization bond revenues 1,323,022 1,744,330 Ceded coinsurance premiums (12,223) (13,437) Refunded premiums (6,141) (6,208) Insurance, pension plan and capitalization bond net premiums written 28,523,955 29,991,042 Reinsurance premiums paid (29,380) (4,641) Insurance, pension plan and capitalization bond retained premiums 28,494,575 29,986,401 Changes in technical provisions for insurance, pension plans and capitalization bonds (9,842,497) (12,832,130) Capitalization bond prize draws and redemptions (1,143,357) (1,519,586) Retained claims (12,101,824) (11,073,119) Insurance, pension plan and capitalization expenses (1,324,710) (1,218,222) Other income from insurance, pension plans and capitalization bonds 4,082,187 3,343,344 b) Other provisions R$ thousands On March 31, 2026 On December 31, 2025 Provision for contingencies (Note 25) 17,813,637 18,030,353 Other (1) 15,876,063 17,430,161 Total 33,689,700 35,460,514 (1) Primarly includes provisions for payments to be made related to obligations with employees and other administrative provisions. 25) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY a) Contingent assets The Organization is engaged in administrative and judicial disputes regarding possible overpayments or undue payments of federal taxes and contributions. Contingent assets related to the taxes in dispute, as well as the estimated amounts to be recovered, when applicable, are only recognized when the outcome of the lawsuit and the corresponding credit are virtually certain. b) Provisions classified as probable losses and legal obligations – tax and social security The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business. Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable. Management considers that the provision is sufficient to cover the probable losses generated by the respective lawsuits. BRADESCO | Consolidated Financial Statements 114 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements I - Labor claims These are claims brought by former employees and outsourced employees seeking indemnifications. The constitution of the provision, considers the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints before and after the labor reform, propensity for loss and correction of the averages calculated, in addition to individual assessment in specific cases. II - Civil claims These are claims for indemnification primarily related to banking products and services and the inflation indexation alleged to have been lost resulting from economic plans. These lawsuits are individually controlled through a system and provisioned, following criteria applied to each specific type, which may involve the average value of the processes or individual assessment, whenever the loss is determined to be probable, considering the opinion of legal advisors, nature of the actions, similarity with previous processes, complexity and positioning of courts. In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ). In December 2017, with the mediation of the Attorney’s General Office (AGU) and intervention of the Brazilian Central Bank (BCB), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018. On March 11, 2020, the signatory entities signed an amendment extending the collective agreement for a period of 5 (five) years, the Federal Supreme Court approved the extension of the agreement for 30 months. On May 23, 2025, the Federal Supreme Court (STF) issued a decision recognizing the constitutionality of the economic plans, but also validated the agreement signed between savings accounts holders, banks, and the entities for the payment of monetary correction differences, extending the period for adhesion by another 24 months from the date of the judgment.On December 16, 2022, the Federal Supreme Court (STF) approved the request to extend the agreement for another 30 months. Considering that it is a voluntary agreement, which does not oblige the customer to adhere, there is no estimate of how many will do so. BRADESCO | Consolidated Financial Statements 115 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements III - Provision for tax risks The Group has been discussing judicially the legality and constitutionality of certain taxes and contributions (“legal obligations”) which have been fully provisioned. These cases have their procedural evolution through the Judiciary and administrative spheres, monitored regularly. The most significant are: - PIS and Cofins - R$3,519,776 thousand (R$3,467,535 thousand on December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins only on the sale of goods/rendering of services (billing), excluding financial income from the calculation base; - PIS and Cofins - R$972,867 thousand (R$951,899 thousand on December 31, 2025): Bradesco is requesting to calculate and pay contributions to PIS and Cofins under the cumulative regime (3.65% rate on sales of goods/installment services); - INSS – Contribution to SAT – R$569,077 thousand (R$560,495 thousand on December 31, 2025): In an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, in which the classification of banks at the highest level of risk is questioned, with respect to Work Accident Risk – RAT, which raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and - Pension Contributions – R$11,442 thousand (R$11,293 thousand on December 31, 2025): related to the pension contributions made to private pension plans, referring to previous periods, considered by the authorities to be employee compensation. In general, the duration of the lawsuits in the Brazilian judicial system are unpredictable, which is why there is no disclosure of the expected date for judgment of these lawsuits. IV - Changes in provisions by nature R$ thousands Labor Civil Tax Total Balance on January 1, 2025 2,613,403 7,827,251 7,457,160 17,897,814 Adjustment for inflation 67,537 128,554 122,454 318,545 Provisions, net of (reversals and write-offs) 895,689 303,624 71,850 1,271,163 Payments (861,740) (770,951) (37,028) (1,669,719) Balance on March 31, 2025 2,714,889 7,488,478 7,614,436 17,817,803 R$ thousands Labor Civil Tax Total Balance on December 31, 2025 4,361,652 6,918,859 6,749,842 18,030,353 Adjustment for inflation 27,504 81,748 73,332 182,584 Provisions, net of (reversals and write-offs) 618,060 698,731 28,637 1,345,428 Payments (640,780) (734,437) (369,511) (1,744,728) Balance on March 31, 2026 4,366,436 6,964,901 6,482,300 17,813,637 BRADESCO | Consolidated Financial Statements 116 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Contingent liabilities classified as possible losses The Organization maintains a system to monitor all administrative and judicial proceedings in of its group companies is plaintiff or defendant and, considering, amongst other things the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the consolidated financial statements and totaled, on March 31, 2026, for labor claims R$1,462,566 thousand (R$1,456,696 thousand December 31, 2025), for civil claims R$11,495,186 thousand (R$11,124,335 thousand on December 31, 2025) and for tax proceedings R$38,254,362 thousand (R$43,095,893 thousand on December 31, 2025). The main tax proceedings with this classification are: - COFINS – 1999 to 2014 – R$10,621,846 thousand (R$10,475,878 thousand on December 31, 2025): assessments and disallowances of offsetting Cofins credits, launched after a favorable decision was made in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base for income other than revenue was discussed (Law No. 9,718/98); - IRPJ and CSLL – 2006 to 2021 – R$7,778,974 thousand (R$7,749,082 thousand on December 31, 2025), relating to goodwill amortization being disallowed on the acquisition of investments; - IRPJ and CSLL deficiency note – 2012 to 2015 – R$6,469,099 thousand (R$11,141,274 thousand on December 31, 2025): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization. In the quarter, the Organization opted to settle debts, considering the benefits provided for in Law No. 14,689/2023 (Quality Vote Law), resulting in the exclusion of interest and fines and the settlement of the principal through full use of CSLL Tax Loss and Negative Base credits, in the amount of R$1,780,614 thousand; - IRPJ and CSLL deficiency note – 2008 to 2019 – R$3,418,537 thousand (R$3,502,232 thousand on December 31, 2025): relating to disallowance of expenses with credit losses; - PIS and COFINS notifications and disallowances of compensations – R$2,021,379 thousand (R$1,967,940 thousand on December 31, 2025): relates to the constitutionality of the expansion of the calculation base to other revenues other than billing (Law No. 9,718/98) in acquired companies; - Interest on Own Capital (TJLP) – Base year 2019 to 2021 – R$957,421 thousand (R$933,359 thousand on December 31, 2025): IRPJ/CSLL assessments questioning the deductibility in the tax calculation bases above the expense related to Interest on Own Capital (TJLP); - IRPJ and CSLL deficiency note – 2000 to 2014 – R$848,647 thousand (R$835,865 thousand on December 31, 2025): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation; and BRADESCO | Consolidated Financial Statements 117 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements - PLR - Profit Sharing - Base years from 2009 to 2011 - R$205,295 thousand (R$202,467 thousand on December 31, 2025): assessments for the social security contribution on amounts paid to employees as profit sharing, for alleged failure to comply with the rules contained in Law No. 10,101/00. 26) OTHER LIABILITIES R$ thousands On March 31, 2026 On December 31, 2025 Sundry creditors 9,678,944 7,717,586 Social and statutory 9,832,780 9,111,650 Taxes and contributions 6,046,322 1,030,874 Foreign currency payment orders 3,291,708 3,981,481 Obligations for quotas of investment funds 4,504,764 3,799,034 Tax and Social Security 1,994,701 2,272,401 Credit card operations 1,244,582 1,310,188 Anticipated administration fee 1,070,311 1,045,207 Liabilities for acquisition of assets and rights 1,357,233 625,933 Other (1) 6,903,952 6,990,616 Total 45,925,297 37,884,970 (1) Includes credits for resources to be released and obligations for payment resources. 27) SHAREHOLDERS’ EQUITY a) Capital stock in number of shares Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares. On March 31, 2026 On December 31, 2025 Common 5,303,870,781 5,303,870,781 Preferred 5,288,141,247 5,288,141,247 Subtotal 10,592,012,028 10,592,012,028 Treasury (common shares) (1) (10,650,000) (7,500,000) Treasury (preferred shares) (1) (10,650,000) (7,500,000) Total outstanding shares 10,570,712,028 10,577,012,028 (1) In February 2026, 6,300,000 shares were acquired in Treasury, of which 3,150,000 were common shares and 3,150,000 were preferred shares. b) Changes in share capital In the Special Shareholders’ Meeting of March 10, 2026, the approval was proposed by the Board of Directors to increase the capital stock by R$6,670,000 thousand, increasing it from R$87,100,000 thousand to R$93,770,000 thousand, without issuing shares, through the capitalization of part of the balance of the account “Profit Reserves - Legal Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76. BRADESCO | Consolidated Financial Statements 118 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Profit reserves R$ thousands On March 31, 2026 On December 31, 2025 Profit reserves - Legal reserve (1) 15,608,181 15,356,673 - Statutory reserve (2) 69,862,575 75,708,214 Total 85,470,756 91,064,887 (1) Compulsorily constituted based on 5% of net income, up to 20% of paid-up capital. After this limit, appropriation is no longer mandatory. The legal reserve can only be used to increase capital or to offset losses; and (2) In order to maintain an operating margin compatible with the development of the Organization's active operations, it may be constituted at 100% of the remaining net income after statutory allocations, the balance being limited to 95% of the Paid-in Capital Stock. d) Interest on Shareholders’ Equity/dividends Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws. At a meeting of the Board of Directors on March 25, 2026, the Board of Directors approved the proposal for the payment of interest on shareholders' equity, related to the first quarter of 2026, in the amount of R$3,000,000 thousand, which represents R$0.270307744 per common share and R$0.297338519 per preferred share, whose payment will occur until October 30, 2026. Interest on shareholders’ equity for the first quarter of 2026, is calculated as follows: R$ thousands % (1) Net income 5,030,151 (-) Legal reserve 251,508 Adjusted calculation basis 4,778,643 Monthly and intermediary interest on shareholders’ equity (gross), paid 574,552 Provisioned intermediary interest on shareholders’ equity (gross) 3,000,000 Additional provisioned interest on equity (gross) 379,730 Withholding income tax on interest on shareholders' equity (691,999) Interest on shareholders' equity (net) accumulated on March 31, 2026 3,262,283 68.27 Interest on shareholders' equity (net) accumulated on March 31, 2025 2,766,079 50.18 (1) Percentage of interest on shareholders’ equity/the adjusted calculation basis. BRADESCO | Consolidated Financial Statements 119 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Interest on shareholders’ equity were paid or recognized in provisions, as follows: Description Per share (gross) - R$ R$ thousands Amount paid/ provisioned Withholding Income Tax (IRRF) (15%) Net paid/ provisioned Common Preferred amount Monthly interest on shareholders’ equity paid 0.051750 0.056923 575,269 86,290 488,979 Intermediary interest on shareholders’ equity paid 0.207112 0.227824 2,300,000 345,000 1,955,000 Supplementary interest on shareholders´ equity paid 0.034123 0.037536 378,941 56,841 322,100 Total accrued on March 31, 2025 0.292985 0.322283 3,254,210 488,131 2,766,079 Description Per share (gross) - R$ R$ thousands Amount paid/ provisioned Withholding Income Tax (IRRF) (17.5%) (2) Net paid/ provisioned Common Preferred amount Monthly interest on shareholders’ equity paid 0.051749 0.056924 574,552 100,547 474,005 Intermediary interest provisioned on shareholders’ equity (1) 0.270308 0.297339 3,000,000 525,000 2,475,000 Supplementary interest on shareholders’ equity provisioned 0.034194 0.037614 379,730 66,452 313,278 Total accrued on March 31, 2026 0.356251 0.391876 3,954,282 691,999 3,262,283 (1) To be paid by October 30, 2026; and (2) Increase in the rate from January 1, 2026, according to Complementary Law No. 224/2025. e) Treasury shares On May 07, 2025, the Board of Directors resolved to institute a new buyback program that authorizes Bradesco's Board of Executive Officers to acquire, in the period from May 08, 2025 to November 08, 2026, up to 106,584,881 book-entry, registered shares, with no par value, with up to 53,413,506 common shares and up to 53,171,375 preferred shares, to be held in treasury and subsequently cancelled, without reducing the capital stock. On March 31, 2026, 10,650,000 commmon share and 10,650,000 preferred shares remained in treasury, amounting to R$119288,591 thousand. The minimum, average and maximum cost per ordinary share (ON) is R$10.65, R$12.14 and R$17.68 and per preferred share (PN) is R$11.53, R$13.47 and R$20.40 respectively. f) Earnings per share i. Basics earnings per share Basic earnings per share were calculated based on the weighted average number of common and preferred shares outstanding, as shown in the table below: Three-month period ended on March 31 2026 2025 Net earnings attributable to the Organization's common shareholders (R$ thousand) 2,395,310 2,762,896 Net earnings attributable to the Organization’s preferred shareholders (R$ thousand) 2,634,841 3,039,186 Weighted average number of common shares outstanding (thousands) 5,294,516 5,300,118 Weighted average number of preferred shares outstanding (thousands) 5,278,786 5,284,388 Basic earnings per share attributable to common shareholders of the Organization (in Reais) 0.45 0.52 Basic earnings per share attributable to preferred shareholders of the Organization (in Reais) 0.50 0.58 BRADESCO | Consolidated Financial Statements 120 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements ii. Diluted earnings per share Diluted earnings per share is the same as basic earnings per share since there are no potentially dilutive instruments. 28) NON-CONTROLLING INTERESTS IN SUBSIDIARIES As of March 31, 2026, the balance of minority interests in subsidiaries was R$789,037 thousand (R$795,562 thousand on December 31, 2025), represented, primarily by Odontoprev. 29) FEE AND COMMISSION INCOME R$ thousands Three-month period ended on March 31 2026 2025 Credit card income 2,691,634 2,478,953 Checking account 1,570,210 1,686,547 Consortium management 844,566 707,157 Capital markets/Financial advisory services 588,641 361,238 Collections 309,312 346,428 Asset management 358,964 329,693 Custody and brokerage services 409,008 353,488 Loans 637,019 597,221 Payments 102,197 95,950 Other 373,887 347,528 Total 7,885,438 7,304,203 30) PAYROLL AND RELATED BENEFITS R$ thousands Three-month period ended on March 31 2026 2025 Salaries 3,599,339 3,312,480 Benefits 1,303,384 1,365,169 Social security charges 1,097,943 1,175,989 Employee profit sharing 607,722 489,884 Training 14,226 20,070 Total 6,622,614 6,363,592 BRADESCO | Consolidated Financial Statements 121 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 31) OTHER ADMINISTRATIVE EXPENSES R$ thousands Three-month period ended on March 31 2026 2025 Outsourced services 1,116,536 1,175,620 Depreciation and amortization 1,305,594 1,341,494 Data processing 896,953 629,750 Communication 157,874 157,704 Asset maintenance 265,041 321,173 Financial system services 404,355 468,378 Advertising and marketing 340,875 305,176 Security and surveillance 112,483 123,294 Transport 135,096 152,539 Water, electricity and gas 75,633 81,120 Supplies 27,799 27,416 Travel 50,611 42,238 Rental 26,293 24,931 Other 516,166 479,210 Total 5,431,309 5,330,043 32) TAX EXPENSES R$ thousands Three-month period ended on March 31 2026 2025 Contribution for Social Security Financing (COFINS) 1,485,389 1,461,667 Social Integration Program (PIS) contribution 263,989 246,204 Tax on Services (ISSQN) 276,034 248,322 Municipal Real Estate Tax (IPTU) expenses 45,495 48,829 Other 72,280 76,819 Total 2,143,187 2,081,841 33) OTHER OPERATING INCOME R$ thousands Three-month period ended on March 31 2026 2025 Other interest income 679,927 824,423 Reversal of other operating provisions 551,997 422,206 Revenues from recovery of charges and expenses 351,341 142,565 Other (1) 1,109,686 1,139,742 Total 2,692,951 2,528,936 (1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification. BRADESCO | Consolidated Financial Statements 122 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 34) OTHER OPERANTING EXPENSES R$ thousands Three-month period ended on March 31 2026 2025 Other finance costs 247,273 352,215 Sundry losses 155,688 226,462 Discount granted 754,635 521,801 Commissions on loans and financing 180,767 95,999 Intangible assets amortization - payroll 470,760 477,729 Goodwill amortization (Note 17a) 80,040 73,903 Card sales expenses 1,233,428 1,060,054 Other (1) 3,758,383 2,813,423 Total 6,880,974 5,621,586 (1) Composed mainly of operating expenses whose balances are not individually relevant and have no specific classification. 35) NON-OPERATING INCOME (LOSS) R$ thousands Three-month period ended on March 31 2026 2025 Gain/loss on sale and write-off of assets and investments 51,839 48,780 Recording/reversal of non-operating provisions (1) (129,168) (112,356) Other 8,421 15,826 Total (68,908) (47,750) (1) Primarily includes the provision for impairment of non-financial assets held for sale. 36) INCOME TAXES a) Calculation of income taxes (company income tax IRPJ and social contribution charges CSLL) R$ thousands Three-month period ended on March 31 2026 2025 Income before income taxes 7,588,076 6,436,115 Total burden of income tax (25%) and social contribution (20%) at the current rates (3,414,634) (2,896,252) Effect on the tax calculation: Equity investment in associates and jointly controlled companies 201,599 174,453 Non-taxable income net of non-deductible expenses 333,848 144,958 Interest on shareholders’ equity (paid and payable) 1,779,427 1,464,395 Other amounts (1) (1,405,560) 549,246 Income tax and social contribution for the period (2) (2,505,320) (563,200) (1) Includes: (i) the adjustment of the current rate for financial companies except banks, insurance companies and non-financial companies, in relation to the rates shown; (ii) write-off of tax losses and negative basis for settling debts with the benefit of Law 14,689/23 (Quality Vote Law) in the amount of R$1,780,614 thousand (Note 25c); and (iii) incentive deductions; and (2) On March 31, 2026, IRPJ and CSLL expenses are made up of R$(2,396,931 thousand) of current taxes (2025 - R$(4,993,472 thousand) and R$(108,389 thousand) of deferred taxes (2025 - R$4,430,272 thousand). BRADESCO | Consolidated Financial Statements 123 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Deferred income tax and social contribution R$ thousands Balance on December 31, 2025 Amount recorded Amount realized Balance on March 31, 2026 Expected credit losses associated with credit risk 82,240,802 3,388,114 (5,313,563) 80,315,353 Civil provisions 2,987,706 83,302 (59,637) 3,011,371 Tax provisions 2,714,477 45,363 (15,038) 2,744,802 Labor provisions 1,943,850 52,453 (50,530) 1,945,773 Non-current assets held for sale and discontinued operations 640,223 69,367 (70,648) 638,942 Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL) 34,104 896 (21,876) 13,124 Amortization of goodwill 235,688 3,121 (30) 238,779 Other 6,484,527 900,737 (763,894) 6,621,370 Total deductible taxes on temporary differences 97,281,377 4,543,353 (6,295,216) 95,529,514 Income tax and social contribution losses in Brazil and overseas 18,682,204 4,372,167 (1,837,604) 21,216,767 Subtotal 115,963,581 8,915,520 (8,132,820) 116,746,281 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 2,738,466 237,649 (461,573) 2,514,542 Total deferred tax assets 118,702,047 9,153,169 (8,594,393) 119,260,823 Deferred tax liabilities (Note 36d) 5,450,471 1,274,023 (359,932) 6,364,562 Deferred tax assets, net of deferred tax liabilities 113,251,576 7,879,146 (8,234,461) 112,896,261 - Percentage of net deferred tax assets on capital (Note 39a) 64.7% 65.7% - Percentage of net deferred tax assets over total assets 4.9% 4.7% R$ thousands Balance on January 1, 2025 Amount recorded Amount realized Balance on March 31, 2025 Expected credit losses associated with credit risk 71,978,932 9,756,811 (7,858,591) 73,877,152 Civil provisions 3,427,730 91,742 (249,415) 3,270,057 Tax provisions 3,428,498 78,026 (19,070) 3,487,454 Labor provisions 1,165,970 72,770 (29,727) 1,209,013 Expected Losses on Financial Assets 699,332 66,916 (70,451) 695,797 Non-current assets held for sale and discontinued operations 15,812 116,617 (3,427) 129,002 Amortization of goodwill 226,255 3,687 (2,804) 227,138 Other 6,143,515 1,429,816 (1,871,585) 5,701,746 Total deductible taxes on temporary differences 87,086,044 11,616,385 (10,105,070) 88,597,359 Income tax and social contribution losses in Brazil and overseas 18,755,350 584,039 (64,210) 19,275,179 Subtotal 105,841,394 12,200,424 (10,169,280) 107,872,538 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 3,354,802 227,876 (555,133) 3,027,545 Total deferred tax assets 109,196,196 12,428,300 (10,724,413) 110,900,083 Deferred tax liabilities (Note 36d) 4,637,595 535,859 (316,237) 4,857,217 Deferred tax assets, net of deferred tax liabilities 104,558,601 11,892,441 (10,408,176) 106,042,866 - Percentage of net deferred tax assets on capital (Note 39a) 68.2% 66.3% - Percentage of net deferred tax assets over total assets 5.1% 5.3% BRADESCO | Consolidated Financial Statements 124 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements c) Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution On March 31, 2026 - R$ thousand Temporary differences Carry-forward tax losses Total Income tax Social contribution Income tax Social contribution 2026 6,255,213 4,875,215 2,277,254 1,736,961 15,144,643 2027 8,707,047 6,889,718 165,920 60,868 15,823,553 2028 7,358,826 5,826,447 301,287 174,126 13,660,686 2029 6,640,440 5,261,785 658,928 452,632 13,013,785 2030 5,812,462 4,484,044 1,017,146 745,044 12,058,696 2031 4,177,377 3,273,145 1,588,955 1,185,352 10,224,829 2032 3,685,242 2,905,243 1,850,460 1,407,351 9,848,296 2033 3,465,781 2,739,824 2,169,141 1,720,778 10,095,524 2034 3,564,690 2,767,714 1,509,238 1,836,355 9,677,997 2035 3,830,091 3,009,210 137,674 221,297 7,198,272 Total 53,497,169 42,032,345 11,676,003 9,540,764 116,746,281 The projection of realization of deferred tax assets is an estimate and is not directly related to the expectation of accounting profits and contemplates the rules for losses incurred when receiving credits, established by Laws No. 14,467/22 and No. 15,078/24. On March 31, 2026, the present value of deferred tax assets, calculated considering the average funding rate, net of tax effects, amounts to R$101,143,757 thousand (R$100,947,137 thousand on December 31, 2025), of which: R$83,289,157 thousand (R$85,872,618 thousand on December 31, 2025) of temporary differences and R$17,854,600 thousand (R$15,074,519 thousand on December 31, 2025) of tax loss and negative basis of social contribution. d) Deferred tax liabilities R$ thousands Balance on December 31, 2025 Amount recorded Amount realized Balance on March 31, 2026 Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL) 474,115 680,278 (160,194) 994,199 Difference in depreciation 1,055,737 95,888 - 1,151,625 Monetary adjustment of judicial deposits 2,222,169 88,016 (10,866) 2,299,319 Other 894,524 356,841 (158,874) 1,092,491 Total deferred liabilities on temporary exclusions 4,646,545 1,221,023 (329,934) 5,537,634 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 803,926 53,000 (29,998) 826,928 Total deferred tax liabilities (Note 36d) 5,450,471 1,274,023 (359,932) 6,364,562 R$ thousands Balance on January 1, 2025 Amount recorded Amount realized Balance on March 31, 2025 Fair value adjustment - Financial assets at fair value through profit or loss (FVTPL) 443,139 64,829 (206,878) 301,090 Difference in depreciation 726,203 94,732 - 820,935 Monetary adjustment of judicial deposits 2,008,528 68,788 (8,816) 2,068,500 Other 1,003,150 306,211 (96,409) 1,212,952 Total deferred liabilities on temporary exclusions 4,181,020 534,560 (312,103) 4,403,477 Fair value adjustment - Financial assets at fair value through other comprehensive income (FVOCI) 456,575 1,299 (4,134) 453,740 Total deferred tax liabilities (Note 36d) 4,637,595 535,859 (316,237) 4,857,217 BRADESCO | Consolidated Financial Statements 125 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 37) STATEMENTS OF FINANCIAL POSITION AND INCOME BY OPERATING SEGMENT a) Reconciliation of the Statement of Financial Position and income statement – Accounting vs. Managerial Management uses a variety of information to assess the results of the business activities in which it is involved, including consolidated financial information derived from the financial statements prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Bacen, but subject to alternative consolidation policies. The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of Financial Position and the Income Statements – Accounting vs. Managerial: R$ thousands Accounting Statement of Financial Position Proportionately consolidated (1) Consolidation adjustments (2) Managerial Statement of Financial Position Assets Cash and due from banks 14,031,858 204,081 (237,984) 13,997,955 Securities and derivative financial instruments 918,834,792 7,834,940 52,451,557 979,121,289 Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank 456,836,018 1,228,057 (270,925) 457,793,150 Loans and leases 646,785,344 15,890,146 (1,648,526) 661,026,964 Other financial assets 162,301,895 (81,913) (1,674,044) 160,545,938 Non-current assets held for sale and discontinued operations 1,711,810 93,403 (331,469) 1,473,744 Investments in associates, jointly controlled entities, and other investments 14,595,293 (7,753,320) - 6,841,973 Premises and equipment, net of depreciation 8,809,466 396,080 - 9,205,546 Intangible assets and goodwill, net of amortization 21,460,280 5,740,049 - 27,200,329 Compensation and deferred taxes 132,097,502 2,223,618 - 134,321,120 Other assets 22,718,559 2,175,941 (70,984) 24,823,516 Total on March 31, 2026 2,400,182,817 27,951,082 48,217,625 2,476,351,524 Total on December 31, 2025 2,306,727,763 29,930,004 45,943,903 2,382,601,670 BRADESCO | Consolidated Financial Statements 126 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands Accounting Statement of Financial Position Proportionately consolidated (1) Consolidation adjustments (2) Managerial Statement of Financial Position Liabilities Deposits from banks 461,506,445 10,705,965 40,310,416 512,522,826 Deposits from customers 716,027,478 166,316 2,691,678 718,885,472 Funds from securities issued 321,358,961 8,866,289 13,136,112 343,361,362 Subordinated debt 58,626,401 - - 58,626,401 Other financial liabilities 94,923,824 (6,447,662) (1,303,385) 87,172,777 Financial liabilities measured at fair value through profit or loss 27,806,859 - (1,659,256) 26,147,603 Expected credit losses 2,869,733 1,031 - 2,870,764 Technical provisions for insurance, pension plans and capitalization bonds 455,163,399 - - 455,163,399 Other provisions 33,689,700 984,196 (119,846) 34,554,050 Current and deferred income tax liabilities 7,946,483 173,683 (792) 8,119,374 Other liabilities 45,925,297 10,073,515 (4,837,302) 51,161,510 Equity attributable to shareholders of the parent 173,549,200 - - 173,549,200 Non-controlling interests 789,037 3,427,749 - 4,216,786 Total on March 31, 2026 2,400,182,817 27,951,082 48,217,625 2,476,351,524 Total on December 31, 2025 2,306,727,763 29,930,004 45,943,903 2,382,601,670 R$ thousands Accounting Income Statement Proportionately consolidated (1) Consolidation adjustments (2) Managerial Income Statement Revenue from financial intermediation 68,818,815 367,187 674,148 69,860,150 Expenses from financial intermediation (43,463,549) (333,541) (1,769,476) (45,566,566) Net revenue from financial intermediation 25,355,266 33,646 (1,095,328) 24,293,584 Expected Losses on Financial Assets (10,341,447) (116,642) - (10,458,089) Gross income from financial intermediation 15,013,819 (82,996) (1,095,328) 13,835,495 Other income from insurance, pension plans and capitalization bonds 4,082,187 - - 4,082,187 Fee and commission income 7,885,438 1,783,012 664,786 10,333,236 Personnel /Administrative Expenses (12,053,923) (637,922) 87,280 (12,604,565) Tax expenses (2,143,187) (260,715) - (2,403,902) Share of profit (loss) of associates and jointly controlled entities 447,998 (375,270) - 72,728 IR/CSI and Other income/expenses (8,202,181) (426,109) 343,262 (8,285,028) Net Income for the three-month period ended on March 31, 2026 5,030,151 - - 5,030,151 Net Income for the three-month period ended on March 31, 2025 5,802,082 - - 5,802,082 (1) Refers to the effects of the consolidation adjustments arising from the investments consolidated proportionally (Grupo Cielo, Grupo Elopar, Banco John Deere, etc.) for managerial purposes; and (2) Primarily relates to reversal of the consolidation of the exclusive funds. BRADESCO | Consolidated Financial Statements 127 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Statement of financial position and income by segment - Managerial The managerial information, hereinafter, was prepared based on reports used by Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes. 0 R$ thousands Financial (1) (2) Insurance Group (2) (3) Other Activities (2) Eliminations (4) Managerial Accounting Statement of Financial Position Brazil Overseas Brazil Overseas Assets Cash and due from banks 11,311,284 3,020,273 204,553 4,245 591 (542,991) 13,997,955 Securities and derivative financial instruments 469,102,320 66,578,172 482,355,518 7,879 2,760,982 (41,683,582) 979,121,289 Interbank investments, compulsory deposits and other deposits at the Brazilian Central Bank 456,378,799 4,002,869 - - - (2,588,518) 457,793,150 Loans and leases 595,785,947 92,399,475 - - - (27,158,458) 661,026,964 Other financial assets 156,014,247 1,234,238 11,979,716 28,591 100,263 (8,811,117) 160,545,938 Non-current assets held for sale and discontinued operations 1,194,868 37,294 241,582 - - - 1,473,744 Investments in associates, jointly controlled entities, and other investments 86,758,859 - 6,369,709 - 20,991 (86,307,586) 6,841,973 Premises and equipment, net of depreciation 7,334,420 118,376 2,617,862 841 21,495 (887,448) 9,205,546 Intangible assets and goodwill, net of amortization 22,565,823 172,936 4,460,903 110 557 - 27,200,329 Compensation and deferred taxes 127,462,015 448,396 6,292,939 4,026 113,744 - 134,321,120 Other assets 15,891,850 3,938,809 4,990,577 915 7,664 (6,299) 24,823,516 Total on March 31, 2026 1,949,800,432 171,950,838 519,513,359 46,607 3,026,287 (167,985,999) 2,476,351,524 Total on December 31, 2025 1,870,355,271 165,656,282 507,740,651 49,198 3,278,326 (164,478,058) 2,382,601,670 Liabilities Deposits from banks 502,650,782 41,595,409 - - - (31,723,365) 512,522,826 Deposits from customers 649,807,507 69,522,852 - - - (444,887) 718,885,472 Funds from securities issued 368,212,048 14,949,381 - - - (39,800,067) 343,361,362 Subordinated debt 58,626,401 - - - - - 58,626,401 Other financial liabilities 87,792,914 8,257 259,054 - - (887,448) 87,172,777 Financial liabilities measured at fair value through profit or loss 22,696,362 3,451,241 - - - - 26,147,603 Expected credit losses 2,866,144 4,620 - - - - 2,870,764 Technical provisions for insurance, pension plans and capitalization bonds - - 455,142,897 20,502 - - 455,163,399 Other provisions 27,891,198 117,578 6,428,252 10,260 113,037 (6,275) 34,554,050 Current and deferred income tax liabilities 5,640,516 251,541 2,211,791 - 15,526 - 8,119,374 Other liabilities 46,508,406 3,847,107 9,564,865 3,274 54,229 (8,816,371) 51,161,510 Equity attributable to shareholders of the parent 173,549,200 - - - - - 173,549,200 Non-controlling interests 3,558,954 38,202,852 45,906,500 12,571 2,843,495 (86,307,586) 4,216,786 Total on March 31, 2026 1,949,800,432 171,950,838 519,513,359 46,607 3,026,287 (167,985,999) 2,476,351,524 Total on December 31, 2025 1,870,355,271 165,656,282 507,740,651 49,198 3,278,326 (164,478,058) 2,382,601,670 BRADESCO | Consolidated Financial Statements 128 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands Financial (1) (2) Insurance Group (2) (3) Other Activities (2) Eliminations (4) Managerial Income Brazil Overseas Brazil Overseas Statement Revenue from financial intermediation 65,672,132 2,673,601 2,297,342 71 94,525 (877,521) 69,860,150 Expenses from financial intermediation (44,694,257) (1,355,224) - - - 482,915 (45,566,566) Net revenue from financial intermediation 20,977,875 1,318,377 2,297,342 71 94,525 (394,606) 24,293,584 Expected Losses on Financial Assets (10,118,761) (339,328) - - - - (10,458,089) Gross income from financial intermediation 10,859,114 979,049 2,297,342 71 94,525 (394,606) 13,835,495 Other income from insurance, pension plans and capitalization bonds - - 4,069,114 3,837 - 9,236 4,082,187 Fee and commission income 9,495,126 311,238 533,084 - 33,748 (39,960) 10,333,236 Personnel /Administrative Expenses (11,049,206) (333,337) (1,271,061) (4,285) (32,662) 85,986 (12,604,565) Tax expenses (2,016,488) (3,346) (375,840) - (8,228) - (2,403,902) Share of profit (loss) of associates and jointly controlled entities (61,920) - 134,648 - - - 72,728 IR/CSI and Other income/expenses (5,626,667) (326,503) (2,625,515) (1,257) (44,430) 339,344 (8,285,028) Net Income for the three-month period ended on March 31, 2026 1,599,959 627,101 2,761,772 (1,634) 42,953 - 5,030,151 Net Income for the three-month period ended on March 31, 2025 2,742,484 607,764 2,440,744 2,071 9,019 - 5,802,082 (1) The Financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies; (2) The asset, liability, income and expense balances between Brazilian companies from the same segment and between overseas companies from the same segment are eliminated; (3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and (4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas. BRADESCO | Consolidated Financial Statements 129 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 38) RELATED-PARTY TRANSACTIONS a) Related-party transactions (direct and indirect) are carried out in compliance with CMN Resolution No. 4,818/20 and CVM Resolution No. 94/22. The Organization has a related party Transaction Policy. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows: R$ thousands Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Assets Securities and derivative financial instruments - - 15,442 15,086 - - 15,442 15,086 Loans and other assets 10 11 5,140,018 4,515,700 244,455 185,425 5,384,483 4,701,136 Liabilities Demand deposits/Savings accounts 303 261 16,778 13,997 20,275 16,305 37,356 30,563 Time deposits 7,522,180 5,144,469 503,178 473,959 379,470 384,200 8,404,828 6,002,628 Securities sold under agreements to repurchase 7 289,285 289,345 683,359 - - 289,352 972,644 Funds from issuance of securities and subordinated debts 29,332,799 28,982,300 - - 932,070 912,486 30,264,869 29,894,786 Interest on own capital payable 3,267,060 3,171,676 - - - - 3,267,060 3,171,676 Other liabilities - - 12,929,941 13,786,032 5,826 1,991 12,935,767 13,788,023 R$ thousands Shareholders of the parent (1) Associates and jointly controlled companies (2) Key Management Personnel (3) Total 2026 2025 2026 2025 2026 2025 2026 2025 Revenue and expenses Income from financial intermediation - - 56,361 (25,600) 3 4 56,364 (25,596) Financial intermediation expenses (1,202,889) (906,250) (29,034) (39,068) (40,329) (52,866) (1,272,252) (998,184) Income from services provided 32 49 113,385 97,108 87 163 113,504 97,320 Other expenses net of other operating revenues 50,677 28,532 (595,879) (638,644) (4,109) (25,803) (549,311) (635,915) (1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A., Nova Cidade de Deus Participações S.A. and NCD Participações Ltda.; (2) Companies listed in Note 15; and (3) Members of the Board of Directors and the Board of Executive Officers. BRADESCO | Consolidated Financial Statements 130 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements b) Remuneration of key Management Personnel Each year, the Annual Shareholders’ Meeting approves: • The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and • The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization (Bradesco S.A. and other companies in the group). For 2026, the maximum amount of R$1,385,852 thousand was determined for the remuneration of the Directors and R$57,188 thousand to cover pension plan contributions. The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of Preferred Class B Shares issued by BBD Participações S.A. and/or Preferred Shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This program complies with CMN Resolutions No. 5,177/24 and No. 432/24, which sets forth a management compensation policy for financial institutions. R$ thousands Three-month period ended on March 31 2026 2025 Short, medium and long-term remuneration 323,780 277,016 Post-employment - Pension Plans 13,127 13,951 Total 336,907 290,967 Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11. Shareholding Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco: Direct ownership On March 31, 2026 On December 31, 2025 ● Common shares 0.32% 0.32% ● Preferred shares 1.05% 1.05% ● Total shares (1) 0.69% 0.69% (1) On March 31, 2026, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.16% of common shares, 1.08% of preferred shares and 1.62% of all shares (2.10% of common shares, 1.09% of preferred shares and 1.59% of all shares on December 31, 2025). BRADESCO | Consolidated Financial Statements 131 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 39) RISK AND CAPITAL MANAGEMENT a) Risk management For the first quarter of 2026, Bradesco maintained the criteria disclosed in the financial statements as of December 31, 2025, especially regarding the criteria related to measurement according to hierarchical levels, sensitivity analysis of financial assets classified in Level 3, and methodologies used to determine fair values. Detailed information on risk management process, including credit risk, market risk, liquidity risk, social, environmental, and climate risks and also Bradesco's risks exposures may be found in the Organization's Risk Management Report. b) Capital Management The Basel Ratio s one of the key indicators used in Capital Management to assess the adequacy of the Bank’s capital in relation to its risk exposures. Capital strategies are designed to ensure the maintenance of capital levels consistent with the risk profile, strategic planning, and applicable regulatory requirements. The table below presents the composition of Regulatory Capital and Risk‑Weighted Assets, in accordance with the rules established by the Central Bank of Brazil. During the period under review, Bradesco fully complied with the applicable minimum capital requirements. Below is the Basel Ratio: Calculation basis - Basel Ratio R$ thousands Basel III On March 31, 2026 On December 31, 2025 Calculation basis - Basel Ratio Regulatory capital - values Common equity 117,009,657 124,320,006 Level I 137,987,895 145,844,118 Reference Equity - RE 171,770,701 174,968,754 Risk-weighted assets (RWA) - amounts Total RWA 1,152,478,892 1,108,961,848 Regulatory capital as a proportion of RWA Index of Common equity - ICP 10.2% 11.2% Tier I Capital 12.0% 13.2% Basel Ratio 14.9% 15.8% Additional Common Equity (ACP) as a proportion of RWA Additional Common Equity Conservation - ACPConservation 2.5% 2.5% Additional Contracyclic Common Equity - ACPContracyclic 0.0% 0.0% Additional Systemic Importance of Common Equity - Systemic ACPS 1.0% 1.0% Total ACP (1) 3.5% 3.5% Excess Margin of Common Equity 2.2% 3.2% Leverage Ratio (AR) Total exposure 2,193,616,118 2,141,573,090 AR 6.3% 6.8% Short Term Liquidity Indicator (LCR) Total High Quality Liquid Assets (HQLA) 256,037,957 253,255,892 Total net cash outflow 158,406,752 160,033,728 LCR 161.6% 158.3% Long Term Liquidity Indicator (NSFR) Available stable funding (ASF) 1,136,431,862 1,136,032,540 Stable resources required (RSF) 930,588,054 925,369,687 NSFR 122.1% 122.8% (1) Failure to comply with ACP (public civil action) rules would result in restrictions on the payment of dividends and interest on equity, net surplus, share buyback, reduction of capital stock, and variable compensation to its managers. c) Credit Risk BRADESCO | Consolidated Financial Statements 132 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Measurement of Credit Risk Periodically, the Company evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 2 to 7 years), the current quality and characteristics of customers, operations, and mitigating factors, according to processes and internal governance. The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Company about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes. The estimate of expected loss of financial assets is divided into three categories (stages): • Stage 1: Financial assets with no significant increase in credit risks; • Stage 2: Financial assets with significant increase in credit risks; and • Stage 3: Financial assets that are credit impaired. The significant increase of credit risk is evaluated based on different indicators for classification in stages according to the customers’ profile, the product type and the current payment status, as shown below: Retail and Wholesale Portfolios: • Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating; • Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days or whose internal credit risk rating migrated from low risk to medium or high risk; • Stage 3 (Defaulted or “impaired”): Financial assets whose obligations are overdue for more than 90 days or that present bankruptcy events, judicial recovery and restructuring of debt; • Re-categorization from stage 3 to stage 2: Financial assets that settled overdue amounts and whose internal ratings migrated to medium risk; • Re-categorization from stage 2 to stage 1: Financial assets that settled overdue amounts and whose internal ratings migrated to low risk; and • Re-categorization from stage 3 to stage 1: Financial assets that returned regular payment leading to reclassification as low risk. The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD). The PD parameter refers to the probability of default perceived by the Company regarding the customer, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the customer, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses. BRADESCO | Consolidated Financial Statements 133 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Customers with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation. EAD is the exposure (gross book value) of the customer in relation to the Company at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the customer. Credit Risk Exposure We present below the maximum credit risk exposure of the financial instruments: R$ thousands On March 31, 2026 On December 31, 2025 Gross value Expected credit losses Gross value Expected credit losses Financial assets Cash and balances with banks (Note 5) 14,031,858 - 15,351,748 - Financial assets measured at fair value through profit or loss (Note 6) (1) 489,340,048 (3,552,152) 530,456,510 (3,519,114) Financial assets measured at fair value through other comprehensive income (Note 8) (1) 124,374,562 (16,213) 109,975,242 (22,679) Securities at amortized cost (Note 9) 290,908,276 (4,652,718) 294,061,380 (3,598,822) Interbank investment (Note 10) 332,043,390 - 235,485,054 - Loans and leases (Note 12) 691,537,616 (44,752,272) 681,288,684 (45,915,731) Other assets (Note 13) 165,114,536 (2,812,641) 161,901,541 (3,267,055) Commitments to extend credit - off balance (Note 12) 364,386,539 (1,567,485) 358,376,828 (1,775,512) Financial guarantees - off balance (Note 12) 122,698,116 (1,302,248) 125,119,738 (1,280,608) Total risk exposure 2,594,434,941 (58,655,729) 2,512,016,725 (59,379,521) (1) Financial assets measured at fair value through other comprehensive income are not reduced by the loss provision. Concentration of loan operations R$ thousands On March 31, 2026 On December 31, 2025 By concentration Largest borrower 4,642,990 4,013,413 10 largest borrowers 26,531,890 27,452,911 20 largest borrowers 40,829,537 42,537,914 50 largest borrowers 66,784,045 69,173,022 100 largest borrowers 89,630,084 91,346,520 BRADESCO | Consolidated Financial Statements 134 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements By Economic Activity Sector R$ thousands On March 31, 2026 % On December 31, 2025 % Public sector 9,666,256 1.2 9,695,176 1.2 Private sector 789,756,415 98.8 781,972,038 98.8 Total 799,422,671 100.0 791,667,214 100.0 Companies 351,533,388 44.0 350,644,851 44.3 Real estate and construction activities 25,363,799 3.2 25,188,642 3.2 Retail 38,193,617 4.8 41,304,495 5.2 Services 116,976,004 14.6 115,073,789 14.5 Transportation and concession 28,706,722 3.6 28,635,592 3.6 Automotive 6,717,889 0.8 7,228,928 0.9 Food products 16,040,638 2.0 15,258,682 1.9 Wholesale 20,391,981 2.6 20,564,676 2.6 Production and distribution of electricity 10,448,405 1.3 10,541,406 1.3 Oil, derivatives and aggregate activities 5,127,625 0.6 5,568,769 0.7 Other industries 83,566,708 10.5 81,279,872 10.3 Individuals 447,889,283 56.0 441,022,363 55.7 d) Market Risk VaR Internal Model - Trading Portfolio Below is the 1-day VaR: Risk factors (1) R$ thousands On March 31, 2026 On December 31, 2025 Fixed rates 14,836 8,265 IGPM/IPCA 11,587 6,902 Exchange coupon 224 67 Foreign currency 6,319 4,031 Equities 2,975 1,940 Sovereign/Eurobonds and Treasuries 4,913 7,055 Other 5,373 1,378 Correlation/diversification effect (18,368) (14,825) VaR (Value at Risk) 27,859 14,814 (1) Amounts net of tax effects. Sensitivity analysis of financial exposures Sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below: Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices, and in this considering the worst case scenario in relation to the determined position. For example: for a Real/US dollar exchange rate of R$5.22 a scenario of R$5.27 was used, while for a 1-year fixed interest rate of 13.98%, a 13.99% scenario was applied; Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.22 a scenario of R$6.52 was used, while for a 1- BRADESCO | Consolidated Financial Statements 135 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements year fixed interest rate of 13.98%, a 17.47% scenario was applied. The scenarios considered for the risk factors are in accordance with the position determined; and Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$5.22 a scenario of R$7.83 was used, while for a 1- year fixed interest rate of 13.98%, a 20.97% scenario was applied. The scenarios considered for the risk factors are in accordance with the position determined. The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Senior Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization. BRADESCO | Consolidated Financial Statements 136 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements I – Sensitivity Analysis – Trading Portfolio R$ thousands Trading Portfolio (1) On March 31, 2026 On December 31, 2025 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (572) (187,696) (358,215) (318) (102,871) (195,792) Price indexes Exposure subject to variations in price index coupon rates (468) (105,065) (217,979) (294) (54,032) (102,722) Exchange coupon Exposure subject to variations in foreign currency coupon rates (20) (2,617) (5,175) (2) (347) (688) Foreign currency Exposure subject to exchange rate variations (2,842) (71,061) (142,122) (2,184) (54,595) (109,190) Equities Exposure subject to variation in stock prices 733 18,332 36,664 476 11,888 23,776 Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market 59 2,195 5,178 83 6,687 13,058 Other Exposure not classified in other definitions (255) (6,379) (12,759) (13) (320) (640) Total excluding correlation of risk factors (3,365) (352,292) (694,408) (2,252) (193,590) (372,198) (1) Amounts net of tax effects; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 339 bps and 659 bps (scenarios 2 and 3 respectively) on March 31, 2026 (on December 31, 2025 - the values were approximately 335 bps and 651 bps in scenarios 2 and 3 respectively). Presented below are the impacts of the financial exposures (fair value) also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges). II – Sensitivity Analysis – Trading and banking Portfolios R$ thousands Trading and Banking Portfolios (1) On March 31, 2026 On December 31, 2025 Scenarios Scenarios 1 2 3 1 2 3 Interest rate in Reais (2) Exposure subject to variations in fixed interest rates and interest rate coupons (12,525) (4,299,622) (8,378,757) (10,533) (3,584,634) (7,069,069) Price indexes Exposure subject to variations in price index coupon rates (18,933) (2,987,696) (5,305,228) (17,802) (2,747,631) (4,869,645) Exchange coupon Exposure subject to variations in foreign currency coupon rates (1,892) (242,753) (471,981) (1,899) (231,410) (447,013) Foreign currency Exposure subject to exchange rate variations (3,740) (93,512) (187,023) (4,244) (106,104) (212,207) Equities Exposure subject to variation in stock prices (40,030) (1,000,740) (2,001,479) (35,194) (879,844) (1,759,689) Sovereign/Eurobonds and Treasuries Exposure subject to variations in the interest rate of securities traded on the international market 2,900 281,628 555,425 2,442 239,377 465,818 Other Exposure not classified in other definitions (254) (6,361) (12,722) 935 23,368 46,735 Total excluding correlation of risk factors (74,475) (8,349,056) (15,801,765) (66,296) (7,286,879) (13,845,070) (1) Amounts net of tax effects; and (2) As a reference for the shocks applied to the 1-year vertex, the values were approximately 340 bps and 663 bps (scenarios 2 and 3 respectively) on March 31, 2026 (on December 31, 2025 - the values were approximately 335 bps and 653 bps in scenarios 2 and 3 respectively). BRADESCO | Consolidated Financial Statements 137 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements e) Insurance/ Underwriting risk Underwriting risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. The risk arises from an economic situation not matching the Company’s expectations at the time of issuing its underwriting policy with regard to the uncertainties existing both in the definition of actuarial assumptions and in the measurement of compliance cash flows, as well as for pricing and calculating premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Company’s estimates. Historical experience shows that the larger the Organization of contracts with similar risks, the lower the variability in cash flows. In that way, the risk management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the Organizationing of risks with similar characteristics in order to reduce the impact of individual risks. Uncertainties over estimated future claim payments Claims are due as they occur, and the Organization must compensate all covered claims that occur during the term of the contract. The estimated cost of claims includes the direct expenses to be incurred in their settlement. Therefore, considering the uncertainties inherent to the process, the final settlement may be different from that initially planned. Asset and liability management (ALM) The Company periodically analyzes future cash flows on assets and liabilities held in portfolio ALM – Asset Liability Management. The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Company’s future commitments to its insured persons. The actuarial assumptions used to generate the flow of liabilities are in line with international actuarial practices and also with the characteristics of the Company’s product portfolio. Risk management by product The continuous monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as to assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims). The main risks associated with Non-Life The risks associated with Non-Life include, among others: • Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations; • Unpredictable claims arising from an isolated risk; • Inaccurate pricing or inadequate underwriting of risks; BRADESCO | Consolidated Financial Statements 138 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements • Inadequate reinsurance policies or risk transfer techniques; and • Insufficient or excessive technical provisions. Generally, the Non-Life insurance underwritten by the Company is of short duration. The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals. The main risks inherent to the main Non-Life business lines are summarized as follows: • Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and • Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (e.g., earthquakes, storms and floods), as well as liability insurance. The main risks associated with life insurance and pension plans Life insurance and Private Pension Plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations. The risks associated with life insurance and pension plans include: • Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive; • Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit. On the other hand, high persistence rates for deficit products can increase future losses of these products; • Organization Life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and • Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk. The main risks associated with health insurance The risks associated with health insurance include, among others: • Variations in cause, frequency and severity of indemnities of claims compared to expectations; • Unforeseen claims resulting from isolated risk; • Incorrect pricing or inadequate subscription of risks; and • Insufficient or overvalued technical provisions. BRADESCO | Consolidated Financial Statements 139 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured’s behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk. Risk management of non-life, life insurance and pension plans and health insurance The Board for Risk Management monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription. The implementation of these policies, the treatment of claims, reinsurance and the constitution of technical provisions of these risks are performed by the Technical Superintendent of Actuary and Statistics. The Technical Superintendent developed mechanisms, such as the analysis of possible accumulations of risks based on monthly reports, which identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies. For life insurance, pension plans and health insurance, the longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Company operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs. Management adopts assumptions of continuous improvement in the future longevity of the population for the calculation of technical provisions, in order to anticipate and thus be covered by possible impacts generated by the improvement in the life expectancy of the insured/assisted population. Persistency risk is managed through the frequent management of the Company’s historical experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies. The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels. Specifically, for life insurance and pension plans, mortality and morbidity risks are mitigated through the assignment of catastrophe reinsurance. Risk Concentration The Company operates throughout the national territory, and potential exposures to risk concentration are monitored through management reports where the results of insurance contracts sold by branch are observed. The table below shows the concentration of types of risks insured: BRADESCO | Consolidated Financial Statements 140 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Geographic Region Distribution of Net Written Reinsurance Premium – 2026 - R$ thousand Auto RE (Non life - Property) PGBL Traditional Pension VGBL Life insurance Health* / Dental Total Midwest 225,209 48,419 6,589 6,604 543,578 162,619 784,480 1,777,498 Northeast 262,651 50,151 16,009 10,549 1,131,719 350,564 1,339,143 3,160,786 North 48,061 19,161 3,971 3,179 285,626 128,936 340,670 829,604 Southeast 708,719 525,255 422,492 77,833 4,822,540 2,322,540 7,808,155 16,687,534 South 386,604 110,475 17,623 13,958 835,827 397,240 577,298 2,339,025 Total (*) 1,631,244 753,461 466,684 112,123 7,619,290 3,361,899 10,849,746 24,794,447 Geographic Region Distribution of Net Written Reinsurance Premium – 2025 - R$ thousand Auto RE (Non life - Property) PGBL Traditional Pension VGBL Life insurance Health* / Dental Total Midwest 206,123 49,384 4,474 7,891 567,747 162,176 690,755 1,688,550 Northeast 259,138 50,169 13,248 11,953 1,198,055 312,701 1,233,240 3,078,504 North 41,934 24,698 3,491 3,553 345,461 114,815 307,879 841,831 Southeast 693,302 506,794 306,693 90,493 6,709,745 2,200,129 7,218,151 17,725,307 South 382,498 96,927 17,080 15,686 1,256,753 369,613 531,336 2,669,893 Total (*) 1,582,995 727,972 344,986 129,576 10,077,761 3,159,434 9,981,361 26,004,085 (*) Does not include the amount of R$ 75,810 thousand referring to the net premiums issued by Mediservice and Bradesco Saúde Operadora de Planos, as the subsidiaries operate only with plans in the managed (post-payment) modality. The premium for the post-payment modality of companies regulated by the ANS is no longer accounted for as a premium, and is now accounted for as a claims reduction account, following the guidelines of RN No. 528/2022. Sensitivity test The purpose of the sensitivity test is to measure the impacts on the Organization´s results, in the event of isolated, reasonably possible changes in assumptions inherent to the operations that may be affected due to the risk underwriting process and that are considered relevant on the balance sheet date. As risk factors, the following premises were elected: • Risk-free interest rate – represents the minimum level of profitability that can be taken for granted by the Organization. The test evaluated the impact of an increase in the risk-free interest rate curve; • Income Conversion – The test evaluated the impact of an increase in the income conversion ratio for annuity contracts; • Longevity (Improvement) – represents an individual's life expectancy, based on their year of birth, their current age, and other demographic factors, including gender. The test evaluated the impact of an increase in the estimate of improvement in life expectancy for annuity contracts; and • Loss ratio – is the main indicator of insurance contracts and is equivalent to the ratio between the expenses and the income that the Organization received for the contract. The test assessed the impact of an increase in claims. Sensitivity test results The table below shows the impact on the Company's results in insurance liabilities for life insurance with survivorship coverage, pension plans and individual life insurance, considering variations in the risk factor: Percentage changes in assumptions On March 31, 2025 - R$ thousands Impact on shareholders’ equity Impact on income Interest rates* Longevity (improvement) Conversion to income Variation of - 0.01% (PCC) Variation of - 0.01% (PDR/PDC) Variation of 0.20% Variation of +5 percentage points Traditional plans (contributing period) - (9) (34) (1,028) BRADESCO | Consolidated Financial Statements 141 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Percentage changes in assumptions On March 31, 2025 - R$ thousands Impact on shareholders’ equity Impact on income Interest rates* Longevity (improvement) Conversion to income Variation of - 0.01% (PCC) Variation of - 0.01% (PDR/PDC) Variation of 0.20% Variation of +5 percentage points PGBL and VGBL (contributing period) - (28) (154) (9,036) All plans(retirement benefit period) (5,295) (30) (65,119) - Individual Life - (1) - - Total (5,295) (68) (65,307) (10,063) * The DV1 (Dollar Value of 1 basis point) was chosen as the shock factor, as it is a widely used metric in the financial market to measure interest rate risk in order to facilitate comparisons between different instruments, since it translates sensitivity to a single monetary unit. The table below presents the impact on the Company's results and net equity for damage, life with survival coverage, pension, individual life and health insurance considering variations in the previously mentioned assumptions: Sensitivity - 1% Variation R$ thousands Gross of reinsurance Net of reinsurance On March 31, 2026 On December 31, 2025 On March 31, 2026 On December 31, 2025 Non-Life (14,980) (14,385) (14,857) (14,300) Life (40,389) (38,385) (40,143) (38,180) Health (Health and Dental) (65,098) (59,873) (65,098) (59,873) The effect of this sensitivity is linear. Considering the loss ratio recorded for the period from January to December 2025, variations were observed in Non‑Life of –4 and +4 percentage points for the lower and upper scenarios, respectively; in Life of –1 and +1 percentage points for the lower and upper scenarios, respectively; and in Health of –3 and +3 percentage points for the lower and upper scenarios, respectively. It should be noted that such variations are continuously monitored. Limitations of sensitivity analysis Sensitivity analyses show the effect of a change in certain assumptions while other assumptions remain unchanged. Sensitivity analyses do not take account of the fact that assets and liabilities are highly managed and controlled. Additionally, the Company’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures. Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner. BRADESCO | Consolidated Financial Statements 142 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements f) Statement of financial position by currency and maturity I – The statement of financial position by currency R$ thousands On March 31, 2026 On December 31, 2025 Total Local currency Foreign currency (1) (2) Foreign currency (1) (2) Assets Cash and due from banks 14,031,858 9,797,027 4,234,831 5,755,123 Financial assets measured at fair value through profit or loss 513,625,575 497,800,469 15,825,106 15,473,743 - Securities and other financial assets 485,331,508 471,606,226 13,725,282 13,249,915 - Derivative financial instruments 28,294,067 26,194,243 2,099,824 2,223,828 Debt instruments measured at fair value through other comprehensive income 118,953,659 103,620,531 15,333,128 14,667,645 - Securities, net of expected credit losses associated with credit risk 118,953,659 103,620,531 15,333,128 14,667,645 Financial assets at amortized cost 1,552,178,815 1,459,167,623 93,011,192 87,882,363 - Securities, net of expected credit losses associated with credit risk 286,255,558 266,154,960 20,100,598 12,722,960 - Interbank investments 332,043,390 330,608,637 1,434,753 2,807,715 - Compulsory and other deposits with the Brazilian Central Bank 124,792,628 124,740,360 52,268 44,014 - Loans net of losses associated with credit risk 639,004,906 568,847,026 70,157,880 71,901,769 Leases net of expected credit losses associated with credit risk 7,780,438 7,780,438 - - - Other financial assets 162,301,895 161,036,202 1,265,693 405,905 Non-current assets held for sale and discontinued operations 1,711,810 1,674,516 37,294 39,431 Investments in affiliates and jointly controlled entities 14,595,293 14,595,293 - - Premises and equipment, net of depreciation 8,809,466 8,689,945 119,521 130,891 Intangible assets and goodwill, net of amortization 21,460,280 21,287,222 173,058 173,993 Current income and other tax assets 12,836,679 12,415,749 420,930 371,730 Tax credit 119,260,823 119,228,150 32,673 31,306 Other assets 22,718,559 18,771,318 3,947,241 1,757,638 Total assets 2,400,182,817 2,267,047,843 133,134,974 126,283,863 Liabilities Financial liabilities at amortized cost 1,652,443,109 1,511,653,144 140,789,965 139,219,428 - Deposits from banks 461,506,445 402,448,552 59,057,893 55,231,530 - Deposits from customers 716,027,478 649,298,364 66,729,114 72,554,578 - Funds from securities issued 321,358,961 306,409,580 14,949,381 11,417,683 - Subordinated debt 58,626,401 58,626,401 - - - Other financial liabilities 94,923,824 94,870,247 53,577 15,637 Financial liabilities measured at fair value through profit or loss 27,806,859 23,792,107 4,014,752 3,947,843 Expected credit losses 2,869,733 2,865,113 4,620 6,199 - Loan Commitments 1,567,485 1,563,162 4,323 5,915 - Financial guarantees 1,302,248 1,301,951 297 284 Technical provisions for insurance, pension plans and capitalization bonds 455,163,399 455,142,897 20,502 21,363 Other provisions 33,689,700 33,561,827 127,873 147,518 Current income tax liabilities 1,581,921 1,406,565 175,356 120,493 Deferred income tax 6,364,562 6,286,784 77,778 84,285 Other liabilities 45,925,297 42,066,508 3,858,789 1,908,726 Total liabilities 2,225,844,580 2,076,774,945 149,069,635 145,455,855 Equity Equity attributable to shareholders of the parent 173,549,200 173,549,200 - - Non-controlling interests 789,037 789,037 - - Total equity 174,338,237 174,338,237 - - Total equity and liabilities 2,400,182,817 2,251,113,182 149,069,635 145,455,855 Net position of assets and liabilities (15,934,661) (19,171,992) Net position of derivatives (2) 11,950,919 13,836,792 Other net off-balance-sheet accounts (3) (379,200) (224,924) Net exchange position (liability) (4) (5) - (4,362,942) (5,560,124) (1) Amounts originally recognized and/or indexed mainly in US$; (2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; (3) Other commitments recorded in memorandum accounts; and (4) Assets, liabilities and results of foreign investments and dependencies are translated into Brazilian reais at the local currency exchange rates, and the effects resulting from the conversion process, which totaled R$(1,745,370) thousand in the first quarter of 2026 (R$(2,651,287) thousand in 2025), were recorded in the Income Statement. These effects were off-set by the results obtained by the financial instruments used to hedge the effects of the foreign exchange variation produced by our investments abroad. For investments abroad that have a functional currency different from the real, the effects of the conversion are recorded in other comprehensive income as Asset Valuation Adjustments in the amount of R$520,237 thousand (R$806,407 thousand on December 31, 2025); and (5) During the period, the exchange rate variation of financial instruments recognized in income statement was R$(395,173) thousand (R$(563,272) thousand in 2025). BRADESCO | Consolidated Financial Statements 143 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements II – The statement of financial position by maturity R$ thousands 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity On March 31, 2026 On December 31, 2025 Assets Cash and due from banks 14,031,858 - - - - 14,031,858 15,351,748 Financial assets measured at fair value through profit or loss 501,876,235 1,572,798 1,210,795 8,965,747 - 513,625,575 547,913,136 - Securities and other financial assets (1) (2) 485,331,508 - - - - 485,331,508 526,937,396 - Derivative financial instruments 16,544,727 1,572,798 1,210,795 8,965,747 - 28,294,067 20,975,740 Debt instruments measured at fair value through other comprehensive income 7,715,107 8,411,242 7,776,644 90,312,736 4,737,930 118,953,659 109,952,563 - Securities, net of expected credit osses associated with credit risk (1) (2) 7,715,107 8,411,242 7,776,644 90,312,736 4,737,930 118,953,659 109,952,563 Financial assets at amortized cost 626,450,557 218,080,055 137,424,641 570,223,562 - 1,552,178,815 1,441,634,500 - Securities, net of expected losses associated with credit risk (1) 8,116,449 23,248,432 27,966,029 226,924,648 - 286,255,558 290,462,558 - Interbank investments (1) 267,946,151 59,170,988 2,936,726 1,989,525 - 332,043,390 235,485,054 - Compulsory and other deposits with the Brazilian Central Bank 124,740,360 52,268 - - - 124,792,628 121,679,449 - Loans net of losses associated with credit risk 128,599,850 99,373,457 84,700,242 326,331,357 - 639,004,906 627,852,869 Leases net of expected credit losses associated with credit risk 4,794 80,374 187,548 7,507,722 - 7,780,438 7,520,084 - Other financial assets 97,042,953 36,154,536 21,634,096 7,470,310 - 162,301,895 158,634,486 Non-current assets held for sale and discontinued operations 1,711,810 - - - - 1,711,810 1,612,862 Investments in affiliates and jointly controlled entities - - - - 14,595,293 14,595,293 13,348,433 Premises and equipment, net of depreciation 91,581 457,905 549,486 7,011,892 698,602 8,809,466 8,626,609 Intangible assets and goodwill, net of amortization 556,433 2,359,309 2,363,183 15,928,897 252,458 21,460,280 20,668,922 Current income and other tax assets 2,493,880 201,932 240,605 9,900,262 - 12,836,679 12,779,690 Tax credit 2,174,498 9,780,614 9,115,131 98,190,580 - 119,260,823 118,702,047 Other assets 12,576,162 6,399,091 294,030 3,449,276 - 22,718,559 16,137,253 Total on March 31, 2026 1,169,678,121 247,262,946 158,974,515 803,982,952 20,284,283 2,400,182,817 Total on December 31, 2025 1,110,587,289 228,058,583 155,781,066 792,280,330 20,020,495 2,306,727,763 Liabilities Financial liabilities at amortized cost 633,939,377 185,024,189 174,975,645 637,525,661 20,978,237 1,652,443,109 1,585,281,245 - Deposits from banks (1) (3) 338,709,795 82,028,186 16,586,423 24,182,041 - 461,506,445 427,099,494 - Deposits from customers (3) 199,786,552 62,858,668 104,843,170 348,539,088 - 716,027,478 721,274,151 - Funds from securities issued 3,377,128 38,434,405 52,736,173 226,811,255 - 321,358,961 306,260,682 - Subordinated debt - 1,702,503 150,682 35,794,979 20,978,237 58,626,401 54,714,526 - Other financial liabilities 92,065,902 427 659,197 2,198,298 - 94,923,824 75,932,392 Financial liabilities measured at fair value through profit or loss 18,381,570 2,188,485 1,109,991 6,126,813 - 27,806,859 18,562,103 Expected credit losses 516,434 794,464 456,571 1,102,264 - 2,869,733 3,056,120 BRADESCO | Consolidated Financial Statements 144 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands 1 to 30 days 31 to 180 days 181 to 360 days More than 360 days No stated maturity On March 31, 2026 On December 31, 2025 - Loan commitments and credits to be released 464,891 682,641 419,175 778 - 1,567,485 1,775,512 - Financial guarantees 51,543 111,823 37,396 1,101,486 - 1,302,248 1,280,608 Technical provisions for insurance, pension plans and capitalization bonds 13,409,770 20,046,318 7,021,024 414,686,287 - 455,163,399 445,994,253 Other provisions 19,371,763 902,534 644,079 12,771,324 - 33,689,700 35,460,514 Current income tax liabilities 1,486,623 17,370 77,928 - - 1,581,921 2,003,486 Deferred income tax 821,490 15 48,118 5,494,939 - 6,364,562 5,450,471 Other liabilities 45,686,333 23,991 40,242 174,731 - 45,925,297 37,884,970 Equity Equity attributable to shareholders of the parent - - - - 173,549,200 173,549,200 172,239,039 Non-controlling interests - - - - 789,037 789,037 795,562 Total Equity - - - - 174,338,237 174,338,237 173,034,601 Total on March 31, 2026 733,613,360 208,997,366 184,373,598 1,077,882,019 195,316,474 2,400,182,817 Total on December 31, 2025 668,671,429 202,449,367 187,242,200 1,053,806,057 194,558,710 2,306,727,763 (1) Repurchase agreements are classified according to the maturity of the transactions; (2) Investments in investment funds are classified as 1 to 30 days; and (3) Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover. BRADESCO | Consolidated Financial Statements 145 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements g) Fair value of financial assets and liabilities The carrying amounts and the fair values of the financial assets and liabilities are: R$ thousands On March 31, 2026 On December 31, 2025 Book value Fair Value Book value Fair Value Assets Interbank investments 332,043,390 332,061,354 235,485,054 235,513,370 Compulsory deposits with the Brazilian Central Bank 124,792,628 124,792,628 121,679,449 121,679,449 Securities: At fair value through profit or loss (1) 485,331,508 485,331,508 526,937,396 526,937,396 Fair value through other comprehensive income 118,953,659 118,953,659 109,952,563 109,952,563 At amortized cost (1) 286,255,558 273,322,090 290,462,558 280,210,667 Derivative financial instruments 28,294,067 28,294,067 20,975,740 20,975,740 Loans and leases 646,785,344 628,805,305 635,372,953 617,337,432 Other financial assets 162,301,895 162,301,895 158,634,486 158,634,486 Liabilities Deposits from banks 461,506,445 461,613,118 427,099,494 427,535,327 Deposits from customers 716,027,478 713,511,375 721,274,151 718,421,538 Funds from securities issued 321,358,961 321,086,289 306,260,682 306,537,715 Subordinated debt 58,626,401 60,077,504 54,714,526 56,371,225 Derivative financial instruments 27,806,859 27,806,859 18,562,103 18,562,103 Other financial liabilities 94,923,824 94,923,824 75,932,392 75,932,392 (1) Includes securities with characteristics of credit granting. R$ thousands On March 31, 2026 Level 1 Level 2 Level 3 Fair Value Fair value through profit or loss 419,504,516 62,188,948 3,638,044 485,331,508 Financial treasury bills 252,846,846 - - 252,846,846 National treasury bills 32,350,066 - - 32,350,066 National treasury notes 57,907,304 - - 57,907,304 Financial bills - 41,706,658 - 41,706,658 Debentures 30,275,106 7,073,374 15,742 37,364,222 Stocks 23,899,396 4,069,583 1,983,184 29,952,163 Other 22,225,798 9,339,333 1,639,118 33,204,249 Derivatives (960,044) 2,127,244 (679,992) 487,208 Derivative financial instruments (assets) 14,362,630 13,555,135 376,302 28,294,067 Derivative financial instruments (liabilities) (15,322,674) (11,427,891) (1,056,294) (27,806,859) Fair value through other comprehensive income 115,109,445 2,965,213 879,001 118,953,659 National treasury notes 48,847,652 - - 48,847,652 National treasury bills 29,763,544 - - 29,763,544 Financial treasury bills 12,413,756 - - 12,413,756 Foreign government bonds 5,202,542 - - 5,202,542 Stocks 3,864,436 - 873,493 4,737,929 Other 15,017,515 2,965,213 5,508 17,988,236 Total 533,653,917 67,281,405 3,837,053 604,772,375 Public 447,050,400 - 5,508 447,055,908 Private 86,603,517 67,281,405 3,831,545 157,716,467 BRADESCO | Consolidated Financial Statements 146 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements R$ thousands On December 31, 2025 Level 1 Level 1 Level 1 Level 1 Fair value through profit or loss 462,534,100 60,865,736 3,537,560 526,937,396 Financial treasury bills 261,528,047 - - 261,528,047 National treasury bills 61,582,124 - - 61,582,124 National treasury notes 71,921,718 - - 71,921,718 Financial bills - 42,434,666 - 42,434,666 Debentures 28,607,553 4,746,501 44,747 33,398,801 Stocks 17,515,905 4,143,553 1,876,636 23,536,094 Other 21,378,753 9,541,016 1,616,177 32,535,946 Derivatives (333,439) 3,521,624 (774,548) 2,413,637 Derivative financial instruments (assets) 9,266,883 11,435,197 273,660 20,975,740 Derivative financial instruments (liabilities) (9,600,322) (7,913,573) (1,048,208) (18,562,103) Fair value through other comprehensive income 106,020,325 3,051,953 880,285 109,952,563 National treasury notes 39,211,359 - - 39,211,359 National treasury bills 23,738,481 - - 23,738,481 Financial treasury bills 17,665,354 - - 17,665,354 Foreign government bonds 8,177,931 - - 8,177,931 Stocks 4,846,400 - 873,493 5,719,893 Other 12,380,800 3,051,953 6,792 15,439,545 Total 568,220,986 67,439,313 3,643,297 639,303,596 Public 488,945,557 - 6,792 488,952,349 Private 79,275,429 67,439,313 3,636,505 150,351,247 The table below present the reconciliation of all securities and derivative financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3): R$ thousands Financial assets measured at fair value through profit or loss Financial assets measured at fair value through profit or loss Financial assets measured at fair value through profit or loss Financial assets measured at fair value through profit or loss Financial assets measured at fair value through profit or loss Balance on January 1, 2025 1,541,201 1,977,060 137,552 (557,559) 3,098,254 Recognized in profit or loss 531,294 (2,850) - - 528,444 Included in other comprehensive income - (61,667) - - (61,667) Acquisitions 123,219 - - - 123,219 Settlements (38,258) (1,500) (27,593) 35,646 (31,705) Maturities - (3,943) - - (3,943) Transfers (to)/from other levels (1) 4,535 - - - 4,535 Balance on March 31, 2025 2,161,991 1,907,100 109,959 (521,913) 3,657,137 (1) These securities were reclassified between levels 2 and 3 due to an increase in credit risk and the spread curve containing unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2. R$ thousands Financial assets measured at fair value through profit or loss Debt instruments measured at fair value through other comprehensive income Assets Derivative Liabilities Derivatives Total Balance on December 31, 2025 3,537,560 880,285 273,660 (1,048,208) 3,643,297 Recognized in profit or loss 62,221 316 - - 62,537 Included in other comprehensive income - (130) - - (130) Acquisitions 71,892 - 102,642 (8,086) 166,448 Settlements (50,080) (1,470) - - (51,550) Maturities (31,038) - - - (31,038) Transfers (to)/from other levels (1) 47,489 - - - 47,489 Balance on March 31, 2026 3,638,044 879,001 376,302 (1,056,294) 3,837,053 (1) These securities were reclassified between levels 2 and 3 due to an increase in credit risk and the spread curve containing unobservable parameters. When there is a reduction in this credit risk, the securities are transferred from level 3 to level 2. BRADESCO | Consolidated Financial Statements 147 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements Sensitivity analysis for financial assets classified as Level 3 R$ thousands On March 31, 2026 Impact on income Impact on shareholders’ equity 1 2 3 1 2 3 Interest rate in Reais (628) (185,553) (319,653) - (5) (10) Price indexes (1) (91) (174) - - - Exchange coupon (62) (7,896) (15,114) - - - Foreign currency 1,810 45,242 90,484 - - - Equities 10,908 272,688 545,376 4,804 120,105 240,211 R$ mil On December 31, 2025 Impact on income Impact on shareholders’ equity 1 2 1 2 1 2 Interest rate in Reais (28) (9,841) (19,247) - (77) (151) Price indexes (54) (6,508) (12,485) - - - Exchange coupon 1,469 36,729 73,459 - - - Foreign currency 10,321 258,037 516,075 4,804 120,105 240,211 Financial instruments not measured at fair value The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not measured at fair value in the statement of financial position, classified using the hierarchical levels: R$ thousands On March 31, 2026 Level 1 Level 2 Level 3 Fair Value Book value Assets Interbank investments - 332,061,354 - 332,061,354 332,043,390 Securities at amortized cost (1) 160,002,257 107,455,784 5,864,049 273,322,090 286,255,558 Loans and leases - - 628,805,305 628,805,305 646,785,344 Liabilities Deposits from banks - - 461,613,118 461,613,118 461,506,445 Deposits from customers - - 713,511,375 713,511,375 716,027,478 Funds from securities issued - - 321,086,289 321,086,289 321,358,961 Subordinated debt - - 60,077,504 60,077,504 58,626,401 (1) Includes securities with characteristics of credit granting. R$ mil On December 31, 2025 Level 1 Level 2 Level 3 Fair Value Book value Assets Interbank investments - 235,513,370 - 235,513,370 235,485,054 Securities at amortized cost (1) 170,286,961 104,670,553 5,253,153 280,210,667 290,462,558 Loans and leases - - 617,337,432 617,337,432 635,372,953 Liabilities Deposits from banks - - 427,535,327 427,535,327 427,099,494 Deposits from customers - - 718,421,538 718,421,538 721,274,151 Funds from securities issued - - 306,537,715 306,537,715 306,260,682 Subordinated debt - - 56,371,225 56,371,225 54,714,526 (1) Includes securities with characteristics of credit granting. BRADESCO | Consolidated Financial Statements 148 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements 40) OTHER INFORMATION a) Non-recurring net income According to BCB Resolution no. 2/2020 (Article 34) and the Organization's policy for evaluating and measuring non-recurring events. Our accumulated accounting result on March 31, 2026, was R$ 5,030,151 thousand. There were no non‑recurring results in the period. As of March 31, 2025, accumulated accounting profit amounted to R$ 5,802,082 thousand; recurring profit totaled R$ 5,863,644 thousand, and non‑recurring results amounted to R$ (61,562) thousand, net of taxes, related to the Adhesion to the Comprehensive Settlement Program (Programa de Transação Integral – PTI). b) Investment funds and portfolios The Organization manages investment funds and portfolios, whose net assets as of March 31, 2026, reached R$1,489,491,363 thousand (R$1,409,467,167 thousand on December 31, 2025). c) Employee Benefits Bradesco and its subsidiaries offer their employees and administrators benefits, including: private pension, health insurance, dental care, life and personal accident insurance and professional training, the amount of these expenses totaling, in the period ended March 31, 2026, R$ 1,317,610 thousand (2025 – R$ 1,385,240 thousand). d) Compulsory collection In 2026, changes to the compulsory collection rules as shown in the table below: Description Current Rule Demand deposits BCB Resolution No. 551/26 BCB Resolution No. 551/26, which complements BCB Resolution No. 189, establishes a temporary mechanism for the deduction from the required reserve requirements on demand and time deposits, as a result of the mandatory early payment of 60 installments in March 2026 and 12 installments in March 2027 and March 2028 of contributions to the Credit Guarantee Fund (Fundo Garantidor de Créditos – FGC). The regulation allows financial institutions to deduct the amounts paid in advance from the required reserve, subject to the applicable reserve requirement limits. Such deduction is limited to the amount of the advance payment and must be gradually recomposed over time. e) Banco Bradesco S.A. has agreements for the offsetting and settlement of obligations entered into with certain counterparties. Payment obligations to Banco Bradesco S.A. arising from credit and derivative transactions, in the event of default by the BRADESCO | Consolidated Financial Statements 149 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements counterparty, will be offset against Banco Bradesco's payment obligations to the counterparty. f) On January 16, 2025, Complementary Law No. 214/25 was enacted, resulting from the conversion of Bill of Complementary Law (PLP) No. 68/24. This law forms part of the regulatory framework of Constitutional Amendment No. 132/23, which introduced the Consumption Tax Reform in Brazil. Among other matters, this law provides for the creation of the Goods and Services Tax (Imposto sobre Bens e Serviços – IBS), the Goods and Services Contribution (Contribuição sobre Bens e Serviços – CBS), and the Selective Tax (Imposto Seletivo – IS), representing an important milestone in the reform of consumption taxation. On January 13, 2026, Complementary Law No. 227, derived from PLP No. 108/24, was enacted, establishing the IBS Management Committee (Comitê Gestor do IBS – CGIBS) and setting forth the general rules for its governance, supervision, collection, and distribution of tax revenues. The standard also established the IBS/CBS tax rates applicable to financial services between 2027 and 2033, providing for a progressive increase from 10.85% to 12.50%. For fees currently subject to ISS, a reduction in the tax rate from 2% to 1.2% is expected over the same period. The Bank continues to monitor the development of the regulatory framework and awaits the issuance of supplementary rules and general regulations by the Brazilian Federal Revenue Service (Receita Federal do Brasil) and the IBS Management Committee, which are necessary for the full implementation of the new tax model. At this stage, it is not possible to reliably measure the impacts arising from these changes. g) On February 27, 2026, we entered into a binding agreement for a corporate reorganization, involving common controlled entities by Bradesco, that will consolidate the entire healthcare business segment of the Bradesco Organization under a single publicly listed entity, Odontoprev S.A. (“Odontoprev”). Under the terms of the agreement, Bradesco will become the direct controlling shareholder of Odontoprev, holding a 91.35% interest, and Odontoprev will be renamed “Bradsaúde S.A.”, serving as the holding company for all of our healthcare operations. The transaction involves a partial spin-off of Bradseg Participações S.A. and the merger of shares of Bradesco Gestão de Saúde S.A. into Odontoprev. The reorganization aims to simplify our corporate structure and integrate our healthcare businesses to capture operational and commercial synergies. The transaction terms were negotiated by an independent committee of Odontoprev and were supported by a fairness opinion issued by Citigroup Global Markets Inc. On March 6, 2026, in continuation of the agreement entered into on February 27, 2026, we informed shareholders and the market in general of the following developments regarding the Transaction: (i) the disclosure of the information resulting from the valuation report (dated March 5, 2026) of BGS’s shares, at fair market value, for purposes of determining the amount of Odontoprev’s capital increase arising from the Share Merger, pursuant to Articles 8 and 252 of Law No. 6,404/1976; and, as a result of the completion of such procedures; and (ii) the call of an Extraordinary General Meeting of Odontoprev’s shareholders (“Odontoprev EGM”) to, in summary, resolve on: (a) the approval of the Share Merger (as defined in the Material Fact regarding the Transaction) of BGS by Odontoprev, including the Merger Protocol and Justification (as defined in the Material Fact regarding the Transaction), as amended by the First Amendment, and the BRADESCO | Consolidated Financial Statements 150 Conso lidated Financial Statements | Notes to the Consolidated Financial Statements respective valuation reports; (b) the resulting capital increase of Odontoprev; (c) the amendment of Odontoprev’s bylaws, including the change of its corporate name to “Bradsaúde S.A.”; and (d) the Asset Contribution (as defined in the Material Fact regarding the Transaction) to Mediservice Operadora de Planos de Saúde S.A.; all as described in the Material Fact regarding the Transaction. On April 6, 2026, a corporate reorganization aimed at consolidating the healthcare businesses of the Bradesco Organization within Odontoprev S.A. was approved. The transaction comprises: (i) the incorporation of the shares of Bradesco Gestão de Saúde S.A. by Odontoprev S.A., and (ii) the contribution of operational assets and liabilities of Odontoprev S.A. to Mediservice Operadora de Planos de Saúde S.A. The aforementioned transactions were approved at Extraordinary General Meetings held in April 2026, and all conditions precedent set forth in the respective reorganization agreements were satisfied, including the approvals granted by the National Agency for Supplementary Health (ANS) on March 30, 2026 for the share incorporation and on April 2, 2026 for the contribution of assets. The incorporation of shares on April 30, 2026, subject to approval by the competent Boards of Directors, did not have any impact on equity or results recognized in the financial statements for the period ended on March 31, 2026, which will be reflected, in all aspects, from the effective date of the operation. BRADESCO | Consolidated Financial Statements 151 Conso lidated Financial Statements | Management Bodies Reporting Date April 28, 2026 *Board of Directors Chairman Luiz Carlos Trabuco Cappi Vice Chairman Alexandre da Silva Glüher Members Denise Aguiar Alvarez Maurício Machado de Minas Rubens Aguiar Alvarez Rogério Pedro Câmara Ivan Luiz Gontijo Júnior Independent Members Paulo Roberto Simões da Cunha Denise Pauli Pavarina Regina Helena Jorge Nunes Paulo Rogério Caffarelli *Board of Executive Officers Chief Executive Officer Marcelo de Araújo Noronha Executive Vice-Presidents Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Bruno D´Avila Melo Boetger Executive Officers Roberto de Jesus Paris Oswaldo Tadeu Fernandes Juliano Ribeiro Marcílio André Luís Duarte de Oliveira Cintia Scovine Barcelos de Souza Fernando Freiberger José Augusto Ramalho Miranda Marcos Valério Tescarolo Renata Geiser Mantarro Vinicius Urias Favarão Silvana Rosa Machado Túlio Xavier de Oliveira Francesco Di Marcello Júlio César Bueno Alexandre Panico Carlos Henrique Villela Pedras Officers Afranio Carlos Camargo Dantzger Alessandro Zampieri Alex de Brito Bonifácio Alexandre Cesar Pinheiro Quercia Ana Luisa Rodela Blanco André Costa Carvalho André Ferreira Gomes Antonio Campanha Junior Bráulio Miranda Oliveira Bruno Funchal Bruno Rosa Cardoso Clayton Neves Xavier Cristiano Adjuto e Campos Cristina Coelho de Abreu Pinna Daniela Pinheiro de Castro Danilo Luís Damasceno Fábio Monteiro Chehab Fabio Suzigan Dragone Fernando Honorato Barbosa Fernando Julião de Souza Amaral Francisco Armando Aranda Francisco Henrique França Fernandes Henrique Leme Pinto Lima Jeferson Ricardo Garcia Honorato José Leandro Borges Juliana Laham Julio Cardoso Paixão Júlio César de Almeida Guedes Leandro José Diniz Leandro Karam Correa Leite Leandro Marçal Araújo Letícia Cardelli Buso Gomes Lucas Nogueira e Nogueira Luís Claudio de Freitas Coelho Pereira Luiz Philipe Roxo Biolchini Manoel Guedes de Araujo Neto Marcelo Souza Ramos Márcio Renato Ribeiro Silva Marco Aurélio Galicioli Marcos Alexandre Pina Cavagnoli Marcos Daniel Boll Marina Bauab Carvalho Werebe Marina Claudia González Martin de Carvalho Marina Gravina Veasey Mateus Pagotto Yoshida Nairo José Martinelli Vidal Júnior Nilton Pereira dos Santos Junior Patrícia Kessler de Assumpção Patrícia Soares Martil Rafael Forte Araújo Cavalcanti Rafael Padilha de Lima Costa Régis Eduardo Prenhaca Carreira Renato Camargo Nascimento Junior Ricardo Barbieri de Andrade Ricardo Eleutério da Silva Roberto França Rogério Huffenbaecher Romero Gomes de Albuquerque Rubia Becker Ruy Celso Rosa Filho Soraya Bahde Telma Maria dos Santos Calura Vinícius Panaro Regional Officers Altair Luiz Guarda Amadeu Emilio Suter Neto César Cabús Berenguer Silvany Deborah D’Avila Pereira Campani Santana Edmir José Domingues Hebercley Magno dos Santos Lima José Roberto Guzela Marcelo Magalhães Marcos Alberto Willemann Nelson Pasche Junior Welder Coelho de Oliveira Committees Subordinated to the Board of Directors Statutory Committees Audit Committee Rogério Pedro Câmara – Coordinator Amaro Luiz de Oliveira Gomes – Qualified Member Antônio José da Barbara - Member Remuneration Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Fabio Augusto Iwasaki (Non-Manager) Non-Statutory Committees Ethics Integrity and Conduct Committee Alexandre da Silva Glüher - Coordinator Maurício Machado de Minas Rubens Aguiar Alvarez Rogério Pedro Câmara Ivan Luiz Gontijo Júnior Paulo Rogério Caffarelli Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Vinicius Urias Favarão Silvana Rosa Machado Júlio César Bueno Risk Committee Maurício Machado de Minas - Coordinator Paulo Roberto Simões da Cunha Regina Helena Jorge Nunes Nomination and Succession Planning Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Glüher Maurício Machado de Minas Ivan Luiz Gontijo Júnior Marcelo de Araújo Noronha Sustainability and Diversity Committee Ivan Luiz Gontijo Júnior - Coordinator Alexandre da Silva Glüher Denise Aguiar Alvarez Maurício Machado de Minas Denise Pauli Pavarina Marcelo de Araújo Noronha Bruno D’Avila Melo Boetger Juliano Ribeiro Marcílio Silvana Rosa Machado André Costa Carvalho Fabiana Costa Tolentino Strategic Committee Luiz Carlos Trabuco Cappi - Coordinator Alexandre da Silva Glüher Maurício Machado de Minas Rogério Pedro Câmara Marcelo de Araújo Noronha Committee Subordinated to the Chief Executive Officer Disclosure Executive Committee André Costa Carvalho - Coordinator Marcelo de Araújo Noronha Cassiano Ricardo Scarpelli José Ramos Rocha Neto Guilherme Muller Leal Roberto de Jesus Paris Oswaldo Tadeu Fernandes Vinicius Urias Favarão Antonio Campanha Junior Marina Claudia González Martin de Carvalho Vinícius Panaro *Fiscal Council Sitting Members José Maria Soares Nunes Joaquim Caxias Romão Ava Cohn Deputy Members Marcos Aparecido Galende Joaquim Kiyoshi Kavakama Vicente Carmo Santo Ombudsman Department Marcos Daniel Boll - Ombudsman General Accounting Department Vinícius Panaro Accountant – CRC 1SP324844/O-6 * election/re-elections pending approval by BACEN, consequently they did not take office * appointment/election pending approval by BACEN, consequently they did not take office Report on review of consolidated interim financial statements To Board of Directors and Shareholders of Banco Bradesco S.A. Osasco – SP Introduction We have reviewed the consolidated interim financial statements of Banco Bradesco S.A. and its subsidiaries ("Bradesco" or "Bank") as of March 31, 2026, which comprise the consolidated statements of financial position as of March 31, 2026, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flow for the threemonth period then ended, and notes to the consolidated interim financial statements. Bradesco’s management is responsible for the preparation and presenting of these consolidated interim financial statements in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB). Our responsibility is to express a conclusion on these consolidated interim financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial statements, as of March 31, 2026, are not prepared, in all material respects, in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil. Other matters - Statements of Added Value The consolidated interim financial statements referred to above include the consolidated statement of added value (“DVA”) for the three-month period ended as of March 31, 2026, prepared under the responsibility Bradesco´s management, and presented as additional information to accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil, was subject to review procedures performed together with the review of the consolidated interim financial statements for the purposes of forming our conclusion we assessed whether these statements are reconciled with the consolidated interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 - Statement of Added Value. Based on our review, we are not aware of any fact that could lead us to believe that they were not prepared, in all material respects, consistently with the consolidated interim financial statements taken as a whole. Other matters – Consolidated interim financial statements These consolidated interim financial statements for the three-month period ended March 31, 2026, which were prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BCB), are being issued additionally, as provided for in Art. 77 of CMN Resolution No. 4.966, to the consolidated interim financial statements condensed prepared in accordance with International IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board - IASB which were issued separately by Bradesco on this date and on which we have issued a separate independent auditors’ report, without any modification, dated April 29, 2026. São Paulo, April 29, 2026 KPMG Auditores Independentes Ltda. CRC 2SP-014428/O-6 Original report in Portuguese signed by André Dala Pola Accountant CRC 1SP214007/O-2 BRADESCO | Consolidated Financial Statements 154 Conso lidated Financial Statements | Fiscal Council’s Report The members of the Fiscal Council, in the performance of their legal and statutory duties, examined the Management Report and the Consolidated Financial Statements of Banco Bradesco S.A. (Bradesco) for the first quarter of 2026 and, based on information obtained in meetings with: (i) officers and area managers; (ii) the Audit Committee; and (iii) KPMG Auditores Independentes Ltda., as well as on their respective reports, concluded that the documents examined fairly present the Company’s financial position and financial condition. Cidade de Deus, Osasco, SP, April 29, 2026 José Maria Soares Nunes Joaquim Caxias Romão Ava Cohn For further information, please contact: André Carvalho Investor Relations Officer investors@bradesco.com.br Cidade de Deus, s/n – Red Building – 2nd floor Osasco-SP Brazil banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.